6/30


03024188

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME De Longhi S.P.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34652 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 7/1/03

De Longhi S.p.A.

82-34652

INDEX

Tab 1	De' Longhi's Consolidated Quarterly Report as of March 30, 2003 (in English).
Tab 2	Notice published on May 15, 2003 on newspapers "Il Sole 24 Ore" and "Finanza e Mercati" informing that the 2003 first quarter report is available at De' Longhi's legal offices and Borsa Italiana S.p.A., and that a copy is published on De' Longhi's website (in Italian).
Tab 3	Press Release dated May 14, 2003 regarding the board of directors approval of the consolidated financial statements for the three months ended March 31, 2003 (in English).
Tab 4	Communication to Borsa Italiana S.p.A. regarding the De' Longhi Group's 2003 First Quarter Results, dated May 14, 2003 (in English).
Tab 5	Communication to Borsa Italiana S.p.A. regarding the De' Longhi Group's 2002 Results, dated March 21, 2003 (in English).
Tab 6	De' Longhi's Financial Statements as at December 31, 2002 (in English).
Tab 7	De' Longhi's Consolidated Financial Statement as at December 31, 2002 (in English).

ARIS
12-31-02


RECD S.E.C.
JUN 2 5 2003
1086



Quarterly report as of 30 March 2003

De'Longhi S.p.A. – Registered office: Via L. Seitz, 47 – 31100 Treviso - Italy
Share capital: Euro 448,500,000.00
Tax code and Company register No.: 11570840154
Treviso index No. 224758 – VAT No. 03162730265

Contents

1. Directors and other officers

Board of Directors

President	GIUSEPPE DE' LONGHI *
Vice-President	FABIO DE' LONGHI
Managing Director	STEFANO BERALDO **
Director	GIORGIO BRUNETTI
Director	CARLO GARAVAGLIA
Director	SILVIO SARTORI
Director	GIORGIO SANDRI

Board of Statutory Auditors

President	GIANLUCA PONZELLINI
Auditors	MASSIMO LANFRANCHI
	GIANCARLO MALERBA
Alternate Auditors	EMILIO ETTORE GNECH
	FRANCESCO NOBILI

Independent Auditors

PricewaterhouseCoopers S.p.A.

Internal control and corporate governance committee

GIORGIO BRUNETTI
CARLO GARAVAGLIA

Remuneration committee

STEFANO BERALDO
GIORGIO BRUNETTI
CARLO GARAVAGLIA

* Full powers of ordinary and extraordinary administration, to be exercised signing severally, without exception or exclusion, apart from those powers that cannot be delegated, in accordance with article 2381 of the Italian Civil Code and Corporate by-laws.

** Full powers of ordinary and extraordinary administration, to be exercised signing severally, without exception or exclusion, apart from those powers that cannot be delegated, in accordance with article 2381 of the Italian Civil Code and Corporate by-laws, as follows: (i) subscribe, acquire or dispose of equity holdings, including minority holdings; or constitute property rights on such holdings, (ii) acquire or surrender company or business section leases: acquire, surrender or license company trademarks (iii) acquire or dispose of real estate.

2. Financial highlights

Consolidated economic data

(millions of euros)	1st Quarter 2003	1st Quarter 2002	Change	% Change at current exchange rates	% Change at constant exchange rates	31/12/2002
Total revenues	250.8	256.2	(5.5)	(2.1%)	2.1%	1,273.7
EBITDA	**27.4**	**29.4**	**(2.0)**	**(6.7%)**		**180.4**
% on revenues	*10.9%*	*11.5%*				*14.2%*
EBIT	**10.4**	**12.7**	**(2.3)**	**(18.4%)**		**109.9**
% on revenues	*4.1%*	*5.0%*				*8.6%*
Profit (loss) before taxes and income attributable to minorities	**1.6**	**2.7**	**(1.1)**	**(42.1%)**		**68.3**

Consolidated financial data

(millions of euros)	31/03/2003	31/03/2002	Change	% Change	31/03/2002
Net working capital	310.7	374.0	(63.3)	(16.9%)	269.1
Net capital employed	855.0	947.1	(92.1)	(9.7%)	824.0
Net financial position	(300.7)	(419.0)	118.3	28.2%	(269.1)
NWC/net revenues (12 months)	24.5%	30.9%			21.1%

3. Directors' report

3.1 Criteria adopted for the quarterly report

The quarterly report as of 31 March 2003 has been prepared according to the provisions in article 82 of regulations approved by CONSOB 11971 of 14 May 1999, enforcing Decree 58/1998 on the subject of issuers. This report includes the reclassified consolidated financial statements, drawn up using the same accounting policies and consolidation principles adopted in the 2002 consolidated financial statements and in the notes of the directors.

The accounts are presented gross of taxes in accordance with article 81 par.7 of the above CONSOB regulation for drawing up the half-yearly report, and is also applicable to the quarterly report.

The financial statements of foreign consolidated companies have been translated into euros according to the criteria used to prepare the financial statements for the year and the half-yearly report.

Exchange rates used to translate currencies outside the euro zone are as follows:

Currency		Average exchange rate (*)	Final exchange rate (*)
Australian dollar	AUD	1.8093	1.8076
Canadian dollar	CAD	1.6202	1.6037
British pound	GBP	0.6698	0.6896
Hong Kong dollar	HKD	8.3714	8.4975
Japanese yen	JPY	127.6250	129.1800
Malaysian ringgit	MYR	4.0783	4.1396
New Zealand dollar	NZD	1.9534	1.9721
Polish zloty	PLZ	4.1908	4.4200
South African rand	ZAR	8.9552	8.6356
Singapore dollar	SGD	1.8730	1.9211
American dollar	USD	1.0734	1.0895

(*) source: UIC (Italian Exchange Office)

3.2 Main results

In the first three months of 2003 the Group realised an organic growth in net sales of 2.1%; the strong appreciation of the euro negatively influenced the trend in net sales which, at current exchange rates, was equal to 250.8 million euros, a decline of 2.1% compared to the same period in 2002.

EBITDA amounted to 27.4 million euros (29.4 million euros as at March 31, 2002) with a slightly lower incidence on net sales compared with the first quarter of 2002 (from 11.5% for the first quarter of 2002 to 10.9% for the first quarter of 2003).

Operating profit amounted to 10.4 million euros (12.7 million euros for the same period in 2002) with an incidence on net sales which went from 5.0% for the first quarter of 2002, to 4.1% in 2003.

Profit before tax amounted to 1.6 million euros.

The net financial position decreased from 419 million euros as of 31 March 2002, to 300.7 million euros as of 31 March, 2003, which is an improvement of 118.3 million euros. This change is attributable for 72.1 million euros to the securitisation transaction (for a lower amount with respect to 31 December 2002 due to the seasonal nature of sales) and for 46.2 million euros to the cash flow generated in the period.

3.3 Consolidated income statements

(thousands of euros)	*31/03/2003*	*% on sales*	*31/03/2002*	*% on sales*	*31/12/2002*	*% on sales*
Sales	246,649	98.4%	252,836	98.7%	1,250,958	98.2%
Other income	4,128	1.6%	3,401	1.3%	22,705	1.8%
Total revenues	**250,777**	**100.0%**	**256,237**	**100.0%**	**1,273,663**	**100.0%**
Change	*(5,460)*	*(2.1%)*				
Materials, consumables and goods	(115,575)	(46.1%)	(125,688)	(49.1%)	(620,653)	(48.7%)
Services	(62,490)	(24.9%)	(57,811)	(22.6%)	(286,027)	(22.5%)
Other operating expenses	(2,362)	(0.9%)	(2,004)	(0.8%)	(11,488)	(0.9%)
Value added	**70,350**	**28.1%**	**70,734**	**27.6%**	**355,495**	**27.9%**
Payroll and related costs	(41,323)	(16.5%)	(40,195)	(15.7%)	(162,292)	(12.7%)
Provisions	(1,641)	-(0.7%)	(1,173)	(0.5%)	(12,830)	(1.0%)
EBITDA	**27,386**	**10.9%**	**29,366**	**11.5%**	**180,373**	**14.2%**
Change	*(1,980)*	*(6.7%)*				
Depreciation and amortisation	(16,991)	(6.8%)	(16,630)	(6.5%)	(70,441)	(5.5%)
EBIT	**10,395**	**4.1%**	**12,736**	**5.0%**	**109,932**	**8.6%**
Change	*(2,341)*	*(18.4%)*				
Net financial income (expenses)	(8,239)	(3.3%)	(9,123)	(3.6%)	(36,282)	(2.8%)
Extraordinary items	(581)	(0.2%)	(895)	(0.3%)	(5,394)	(0.4%)
Income before taxes and minority interests	**1,575**	**0.6%**	**2,718**	**1.1%**	**68,256**	**5.4%**
Change	*(1,143)*	*(42.1%)*				

The growth in revenues at constant exchange rates (up 2.1% compared to the same period in 2002) was due to an increase in sales volumes and was unfavourably affected by the foreseen negative trend in exchange rates.
Comparison with the first quarter of 2002 is difficult since in that period last year there was a substantial increase in sales in the segment for house cleaning and ironing (up 38.4%) and in the United States (up 73.3%). This was due to the many first-time deliveries carried out to new customers that had characterised the first quarter of 2002.
The trend at current exchange rates shows a drop of 2.1%.

In general, as far as economic data are concerned, it is evident that profitability in the first quarter is not comparable with that of the total year, given that the first three months account for about 20% of total annual sales and around 16% of total annual EBITDA.

3.4 Business segments

The trend in net revenues analysed by business segment is shown in the following table:

(millions of euros)	1st Quarter 2003	1st Quarter 2002	Change	% Change at current exchange rates	% Change at constant exchange rates	31/12/2002
Business segment						
Cooking and food preparation	123.0	126.5	(3.4)	(2.7%)	3.7%	557.4
Air conditioning and air treatment	51.6	51.0	0.6	1.1%	3.8%	278.6
Home cleaning and ironing	34.5	39.7	(5.2)	(13.1%)	(11.1%)	152.2
Heating	32.4	29.7	2.6	8.9%	9.7%	239.6
Other (*)	9.3	9.3	0.0	(0.4%)	1.9%	45.9
Total	**250.8**	**256.2**	**(5.5)**	**(2.1%)**	**2.1%**	**1,273.7**

(*) "Other" includes revenues from sales of accessories, spare parts, raw materials semifinished products and scrap, as well as revenues from the supply of services, out-of-period income, recovery of transport charges and other revenues.

Cooking and food preparation

At constant exchange rates, the segment showed a growth of 3.7% compared to the same period in 2002 and at current exchange rates it reported a decrease of 2.7%.

Even though at constant exchange rates the performance was positive, the trend was influenced by a fall in sales of deep fryers in the United States and Great Britain as a result of additional competitive pressure on the market. To hamper this trend, the transfer of part of production to China is already in progress. Thanks to cost savings, this will permit lower selling prices thus supporting both sales and profitability.

Growth in this segment was particularly significant in the Italian market and is mostly due to the success of products launched at the end of 2002. In this regard, we would like to point out the excellent trend in the electric moka coffee machine "Alicia" under the De'Longhi trademark and the "Saladino" vegetable cutter under the Ariete trademark.

The electric moka coffee machine "Alicia" is also currently being launched on certain other international markets.

Air conditioning and air treatment

This segment also grew by nearly 4% at constant exchange rates (up 1.1% at current exchange rates). This growth was mainly sustained by large thermo-cooling machines, mostly in Italy and Spain.

The orders backlog and the expansion of the distribution network, particularly in Great Britain, are encouraging elements for performance in the summer season.

Home cleaning and ironing

The expected sales decrease in this segment with respect to the same period last year, is mainly attributable to a reduction in sales to OEM customers which were particularly important in the United States in the first quarter of 2002.

Heating

The growth of 9.7% at constant exchange rates (up 8.9% at current exchange rates) is for the most part due to a steep rise in sales of water-filled radiators, mainly in France and Great Britain.
New distribution agreements in place and the low levels of stock at retail level represent promising factors for the rest of the year.

3.5 Markets

The trend in revenues by geographical area is summarised in the following table:

(millions of euros)	1st Quarter 2003	1st Quarter 2002	Change.	% Change at current exchange rates	% Change at constant exchange rates	31/12/2002
Geographical area						
Italy	70.5	58.2	12.2	21.0%	21.0%	350.9
United Kingdom	37.0	39.8	(2.8)	(7.0%)	0.3%	188.3
Rest of Europe	73.4	75.1	(1.7)	(2.3%)	(2.0%)	343.4
USA, Canada, Mexico	23.4	34.0	(10.7)	(31.4%)	(16.9%)	165.0
Japan	8.3	10.1	(1.7)	(17.4%)	(10.1%)	69.0
Rest of the World	38.2	39.0	(0.7)	(1.9%)	3.0%	157.1
Total	**250.8**	**256.2**	**(5.5)**	**(2.1%)**	**2.1%**	**1,273.7**

The excellent results achieved in Italy are particularly noteworthy, due to a strong growth in new products, such as the electric moka coffee machine "Alicia", the compact dehumidifier and the good performance of large thermo-cooling machines.

As far as the market in Great Britain is concerned, sales at constant exchange rates were in line (+ 0.3%) with the same period in 2002 (a 7.0% drop at effective exchange rates). They were influenced by the already mentioned difficulties in the deep fryers market offset by growth in the other principal categories.
In the second half of the year, the Group expects an important contribution to sales to come from two new distribution agreements.

In other European countries, France showed a good performance in virtue of the significant growth in the fixed heating segment and good results in the cooking and air conditioning segments, and in Spain, due to large thermo-cooling machines and to the goods results of the new Ariete branch. The Greek market, which is important to the Group, had a negative performance, due to different timing for orders by our distributor.
Furthermore the marketing of products under the De'Longhi brand was started up in Spain through a newly-established branch, with the purpose of leveraging on the relevant growth opportunities in this market.

Sales performance in North America (down 16.9% at constant exchange rates and down 31.4% at current exchange rates) is not particularly comparable to the same period in the previous year. 2002 in fact, benefited from the large amount of first-time deliveries carried out to important new customers which then consequently made up the respective stocks.
Expectations are in any case good, not only because of easier comparison with later quarterly periods but, mostly due to the new distribution contracts in the heating and air treatment segments.

As far as the Japanese market is concerned, the first quarter is of little significance.

In the Rest of the World, growth at constant exchange rates was equal to 3% (down 1.9% at current exchange rates).

3.6 Profitability trend

In the first three months of 2002 EBITDA amounted to 27.4 million euros (29,4 million euros in the same period of 2002). In percentage terms the incidence on revenues went from 11.5% in 2002 to 10.9% in 2003.

If on the one hand the higher incidence on fixed costs with respect to the other quarterly periods penalizes the EBITDA of the first quarter more than proportionally than the decrease in net sales, the increase in the gross margin should be emphasized (this improved from 27.6% to 28.1%), principally thanks to the product mix and the additional reliance on China with regard to procurement and production activity.
Advertising expenses continued to be substantial and increased compared to the same period in 2002, particularly in the Italian market in support of new products.

Net interest expense decreased by 0.9 million euros compared to the same period in 2002, due to a decrease in the average net financial position and the cost of debt.

On 28 April the bond of 150 million euros was reimbursed. The bond in the first quarter paid an interest rate of 7%, due to interest rate hedging policies in place. The following quarterly periods will therefore benefit from a reduction in the financing cost since the substitute sources of financing, represented by long-term loans, bear interest rates in line with the market and in particular with a spread which is well below the 100 basis points on Euribor.

3.7 Analysis of the assets, liabilities and financial position

Reclassified consolidated balance sheet
(thousands of euros)

	31/03/2003	*31/03/2002*	*31/12/2002*
Goodwill and Consolidation differences	215,715	320,107	218,945
Other intangible fixed assets	212,468	108,392	215,671
Tangible fixed assets, net	216,272	190,462	220,974
Financial fixed assets	7,828	8,548	8,021
Total fixed assets	**652,283**	**627,509**	**663,611**
Trade receivables	264,687	355,908	309,005
Net inventory	283,784	262,888	233,751
Trade payables	(268,398)	(251,344)	(290,853)
Other current assets (liabilities)	30,663	6,594	17,232
Net working capital	**310,736**	**374,046**	**269,135**
Staff leaving indemnities	(23,280)	(21,154)	(22,867)
Reserves for risks and charges	(84,719)	(33,285)	(85,883)
Total long-term liabilities and reserves	**(107,999)**	**(54,439)**	**(108,750)**
Net capital employed	**855,020**	**947,116**	**823,996**
Liquid funds	(107,002)	(89,510)	(155,299)
Other financial assets	(4,965)	(6,563)	(4,960)
Other current financial assets	(32,364)	(17,665)	(41,017)
Short-term financial debt	321,253	177,518	326,921
Long-term financial debt	123,825	355,227	143,477
Net financial position	**300,747**	**419,007**	**269,122**
Total shareholders' equity	**554,273**	**528,109**	**554,874**
Total minority interests and shareholders' equity	**855,020**	**947,116**	**823,996**

The reduction in net working capital was also confirmed in the first quarter. The incidence on net revenues (12 month rolling) went from 30.9% at 31 March 2002 to 24.5% at 31 March 2003. Out of the 6.4 percentage point improvement, around 5.7 percentage points was due to the securitisation transaction, and 0.7 percentage points to organic reduction..

The net financial position went from 419 million euros at March 2002 to 300.7 million euros at 31 March 2003, a 118.3 million improvement reflecting the cash proceeds of 72.1 million euros from the securitisation transaction and the cash flow of 46.2 million euros for the period.

The increase in net debt compared to 31 December 2002 is principally the result of less recourse to the securitisation transaction due to the seasonal nature of sales (for 29.1 million euros) and to the different dynamics of the working capital which is influenced in the first quarter by a high level of heating and air conditioning products inventories which will be sold later.

The statement of cash flows is summarised below:

(millions of euros)	*31/03/2003*	*31/03/2002*	*31/12/2002*
Financial flows provided by (used in) operating activities (*)	18.1	19.1	108.4
Financial flows provided by (used in) NWC	(12.7)	14.5	22.5
Financial flows provided by (used in) investment activities	(5.7)	(5.9)	(43.9)
Net operating flow	**(0.4)**	**27.7**	**87.0**
Cash flows provided by changes in shareholders' equity	(2.2)	0.4	(10.2)
Securitisation	(29.1)	0	101.2
Financial flow for the period	**(31.6)**	**28.1**	**177.9**
Net financial position, beginning of period	(269.1)	(447.1)	(447.1)
Net financial position, end of period	**(300.7)**	**(419.0)**	**(269.1)**

(*) includes results before taxes and the share in profits of minorities (net as of 31/12/2002), depreciation, amortisation and net provisions.

The decrease in financial flows provided by changes in the net working capital is principally attributable to a reduced collection of receivables relating to sales in the month of December 2002, lower compared to the same period in 2001.

3.8 Change in the consolidation area

The consolidation area is basically unchanged with respect to 31 March 2002 and 31 December 2002.

3.9 Significant events after the end of the period

The Group parent company and certain companies in the Group are considering the advisability of adhering to various forms of tax amnesties in compliance with Decree 289 of 27 December 2002 and subsequent amendments. Acceptance of the above amnesties would give rise to extraordinary charges of around 7/8 million euros.

3.10 Forecasts/foreseeable developments in operations

Results for the first three months are basically in line with expectations and taking into account all that was discussed above, presuppositions exist to achieve the foreseen objectives for 2003.

Treviso, 14 May 2003

Board of Directors
Managing Director
Stefano Beraldo



COMUNICAZIONE

(2)

Spett.le Consob
Via della Posta, 8/10
20123 Milano
Alla cortese attenzione di dr. S. Anchino
Fax n. 02 72420353 – 02 89010696

Treviso, 15 maggio 2003

Oggetto: trasmissione avviso ai sensi dell'art. 153 Delibera Consob n. 11971/1999

Gentile dott.ssa Anchino,

In allegato trasmettiamo copia dell'avviso, pubblicato stamani sui quotidiani il "Sole 24 Ore" e "Finanza e Mercati", relativo alla messa a disposizione del pubblico della relazione trimestrale al 31.03.2003.

Con i migliori saluti.

De'Longhi S.p.A.

All.: n. 1 pag.

presso la sede sociale nonché presso la Borsa **Italiana S.p.A.** per la consegna a chiunque ne farà richiesta e potrà essere consultata su internet all'indirizzo **www.mondotv.it.**

Roma, 15 maggio 2003

sull'andamento della gestione, relativa al primo
è stata depositata presso la sede sociale e la I
per la consegna a chiunque ne faccia richiesta

15 maggio 2003

Sede legale in Campodarsego (PD) - Via Olmo n. 37 - Capitale sociale
Registro delle imprese di Padova REA n. 84033 - Codice fiscale

Barabino & Partners



Ariete
KENWOOD
SIMAC

Relazione trimestrale al 31 marzo 2003

Si rende noto che, ai sensi dell'art. 82 della Delibera Consob n. 11971/1999 e successive modifiche e integrazioni, **la Relazione Trimestrale al 31 marzo 2003 è a disposizione presso la sede sociale e la Borsa Italiana S.p.A. per la consegna a chiunque ne faccia richiesta.**

La Relazione Trimestrale è inoltre disponibile sul sito internet **www.delonghi.com.**

Treviso, 15 maggio 2003

Il Consiglio di Amministrazione

De'Longhi S.p.A.
Via Lodovico Seitz n. 47 - 31100 Treviso - Capitale Sociale Euro 448.500.000
C.F. 11570840154 e P. IVA n. 03162730265



AUT

RELAZIONE TRIMESTRA
AL 31 MARZO 2003

La Relazione trimestrale a
zo 2003 è da oggi a dis
degli azionisti e del pubbl
la sede legale e la sede s
della Società e presso
Italiana S.p.A.

AUTOGRILL S.p.A. Sede legale: 28100 Novara, Vi
Sede secondaria: 20089 Rozza
Centro Direzionale Milanofiori, P
Capitale sociale: Euro 132.288.
Registro Imprese Novara - Codic



Società per Azioni
ISTITUTO FINANZIARIO INDUSTRIALE
Sede in Torino, Corso G. Matteotti n. 26
Capitale Sociale Euro 61.750.000
Iscritta nel Registro delle Imprese di Torino n. 00470400011

Relazione Trimestrale

Si rende noto che, in ottemperanza a quanto disposto dalla Commissione Nazionale per le Società e la Borsa, la relazione trimestrale al 31 marzo 2003 è a disposizione di chiunque ne faccia richiesta presso la sede sociale e presso la sede della Borsa Italiana S.p.A.. La relazione sarà inoltre disponibile sul sito INTERNET: www.gruppoifi.com.

BVLGA

Sede in Roma, Via del Condot
Capitale sociale Euro 20.719.644
Registro delle imprese di Roma n.
C.C.I.A.A. Roma n. 69511 C.F. n. 00

RELAZIONE TRIMESTRALE AL

In conformità alle disposizioni Consob si ren
trimestrale consolidata al 31 marzo 2003 è de
ne Generale della Società in Roma, Lungotev
la Borsa Italiana S.p.A., a disposizione di chi

p. il Consiglio di Amministrazione
il Presidente
Paolo Bulgari



LA DORIA

LA DORIA S.P.A.
Via Nazionale, 320 Angri (Sa)
Capitale Sociale Euro 34.100.000 I.v.
Iscritta al Registro delle Imprese di Salerno al n. 423/93
Codice Fiscale: 00180700650

Si rende noto che, in ottemperanza a quanto disposto dalla Consob, la Relazione Trimestrale al 31/03/2003 è a disposizione dei richiedenti presso la Sede Legale della Società, via Nazionale, 320 Angri (SA) e presso la Borsa Italiana S.p.A. Il documento è altresì consultabile sul sito web della Società www.ladoria.it.

15.05.2003

Per il Consiglio di Amministrazione
Antonio Ferraioli

Marzotto

Relazione 1° trimest

Si comunica che la Relazione sul primo
vata dal Consiglio di Amministrazion
della delibera Consob 11971/99 è a
Sede Sociale in Valdagno (Vicenza) e
sarà inviata a coloro che ne farann
429450 - fax 0445/412025, e-mail: inv
è inoltre disponibile sul sito internet v

IL SOLE 24ORE 15.05.03

Comunicato (3)

Stampa

16.05.03



B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

PRESS RELEASE

DE' LONGHI S.p.A.: The Board of Directors today has approved the consolidated financial statements for the three months ended March 31 2003:

Consolidated net sales :€ 250.8m (+2.1% compared to March 31 2003 at constant exchange rates, -2.1% at current exchange rates)

EBITDA: €27.4 m (EBITDA margin 10.9%)

Net financial position: € 300.7m (compared to € 419.0m as of March 31 2003)

Strong growth for the Italian market and very positive indications from sales trend in the month of April.

The Board of Directors of De' Longhi S.p.A. - leader in Heating, Air Conditioning and Treatment, Cooking and Food Preparation and Cleaning and Ironing segments with brands such as De'Longhi, Kenwood, Ariete and Simac – today has approved the consolidated financial statements for the three months ended March 31 2003.

The first quarter – which is historically the least important in terms of contribution to revenues and profitability (due to an unfavourable sales mix and an higher incidence of fixed costs) – reported net sales of € 250.8m (+2.1% compared to March 31 2002 at constant exchange rates and -2.1% at current exchange rates).

EBITDA was € 27.4m (-6.7%), with EBITDA margin at 10.9% (compared to 11.5% as of March 31 2002). EBITDA reduction can be regarded as normal in a quarter like this which has an higher incidence of fixed costs on sales compared to the other quarters; on the other hand gross margin showed a 0.5% improvement thanks to an increased reliance on our Chinese industrial site (in terms of both production and procurement activities).

As far as business segments are concerned, Heating (+8.9%, by virtue of the strong performance of water-filled radiators) and Air Conditioning and Treatment (+1.1%, and +3.8 at constant exchange rates) showed the best results. Sales in the Cooking and Food Preparation segment increased as well (+3.7%), but they also were the most penalised by exchange rate fluctuations (-2.7% at current exchange rates).

In terms of geographic breakdown, Italy posted a 21% increase, thanks to the success of new products (electric moka Alicia and compact dehumidifier).
Sales trend in North America was negative (-16.9% at constant exchange rates and –31.4% at current exchange rates) even if only partially comparable with the same quarter last year, bearing in mind that the first quarter 2002 had benefited from initial supplies to new customers, that were then building up their inventory.



B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

Net working capital decreased to € 310.7m (compared to € 374.0m as of March 31 2002) and as % of sales it declined to 24.5% (compared to 30.9% in the same period of 2002).

Net financial position declined as well from € 419.1m as of March 31 2002 to € 300.7m as of March 31 2003. The improvement of € 118.3m is attributable for € 69.1m to the securitisation proceeds.

The Group is currently assessing the economic and financial opportunity to take advantage of Concordato Tombale, a tax amnesty program, in accordance with *Decreto Legge 27/12/02 n.289* and subsequent changes. An extraordinary cost of about € 7-8m would arise if the Group had to undergo this action.

"The Group is performing well even in an environment which is still challenging in terms of consumer confidence and exchange rates fluctuations" – commented the Group's CEO Stefano Beraldo – "and the indications from sales trend in the month of April are quite reassuring".

"The market continued to appreciate our new products" – said the Group's Chairman Giuseppe De'Longhi – "The success of electric moka Alicia and the other products launched at the end of 2002, together with the new distribution agreements leave us confident to be able to reach our targets for the current year".

Attached: Reclassified Consolidated Balance Sheets and Profit and Loss Statements

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, May 14 2003

De'Longhi S.p.A. consolidated financial statement as at 31 March 2003

Income statement

	I Quarter 2003	% of sales	I Quarter 2002	% of sales	2002	% of sales
	Euro mil.	%	Euro mil.	%	Euro mil.	%
Net revenues	250,8	100,0%	256,2	100,0%	1.273,7	100,0%
Change IQ 2003-IQ 2002	*(5,5)*	*(2,1%)*				
Cost of materials	(115,6)	(46,1%)	(125,7)	(49,1%)	(620,7)	(48,7%)
Services and other operating expenses	(64,9)	(25,9%)	(59,8)	(23,3%)	(297,5)	(23,4%)
Value added	**70,4**	**28,1%**	**70,7**	**27,6%**	**355,5**	**27,9%**
Labour costs	(41,3)	(16,5%)	(40,2)	(15,7%)	(162,3)	(12,7%)
Provisions	(1,6)	(0,7%)	(1,2)	(0,5%)	(12,8)	(1,0%)
EBITDA	**27,4**	**10,9%**	**29,4**	**11,5%**	**180,4**	**14,2%**
Change IQ 2003-IQ 2002	*(2,0)*	*(6,7%)*				
Depreciation and amortisation	(17,0)	(6,8%)	(16,6)	(6,5%)	(70,4)	(5,5%)
EBIT	**10,4**	**4,1%**	**12,7**	**5,0%**	**109,9**	**8,6%**
Change IQ 2003-IQ 2002	*(2,3)*	*(18,4%)*				
Net financial expenses	(8,2)	(3,3%)	(9,1)	(3,6%)	(36,3)	(2,8%)
Extraordinary income (expenses)	(0,6)	(0,2%)	(0,9)	(0,3%)	(5,4)	(0,4%)
Earnings before taxes and minorities	**1,6**	**0,6%**	**2,7**	**1,1%**	**68,3**	**5,4%**
Change IQ 2003-IQ 2002	*(1,1)*	*(42,1%)*				

De'Longhi S.p.A. consolidated financial statement as at 31 March 2002

Balance sheet

	31.03.2003	31.03.2002	31.12.2002
	Euro mil.	Euro mil.	Euro mil.
Trade receivables	264,7	355,9	309,0
Net inventory	283,8	262,9	233,8
Trade payables	(268,4)	(251,3)	(290,9)
Other current assets (liabilities)	30,7	6,6	17,2
Net working capital	**310,7**	**374,0**	**269,1**
Fixed assets:			
Intangible assets	428,2	428,5	434,6
Tangible assets	216,3	190,5	221,0
Financial assets	7,8	8,5	8,0
Non current liabilities	(108,0)	(54,4)	(108,8)
Total capital employed	**855,0**	**947,1**	**824,0**
Net equity	**(554,3)**	**(528,1)**	**(554,9)**
Net financial position	**(300,7)**	**(419,0)**	**(269,1)**

COMUNICAZIONE 16.05.



De' Longhi Group: 2003 First Quarter Results

(4)

De' Longhi reported the following results for the first quarter 2003:

Net Sales: 3 months ended March 31 2003, € 250.8m (-2.1%)
EBITDA: 3 months ended March 31 2003, € 27.4m (-6.7%)
EBIT: 3 months ended March 31 2003, €10.4m (-18.4%)
Profit before taxes and minorities: €1.6m (-42.1%)
Net Financial Position: €300.7m; Debt/Equity: 0.54x (€419.0m and Debt/Equity of 0.79x in Q1 2002; €269.1m and Debt/Equity of 0.49x as of December 31 2002)
Net Working Capital: €310.7m, 24.5% on net revenues (€374.0m, 30.9% on net revenues as of March 31 2002; €269.1m, 21.1% on net revenues as of December 31 2002)

Net Sales for the three month period were € 250.8 million, a 2.1% decrease compared with the same period in 2002 (€256.2 million). At constant exchange rates sales would have grown by 2.1%.

The moderate growth of sales at constant exchange rates is in line with our expectations and is mainly attributable to the difficult comparison with the first quarter 2002, which had reported a strong performance for both the Cleaning &Ironing segment (+38.4%) and the North American market (+73.3%, mainly thanks to initial supplies to new customers).

EBITDA for the three month period was € 27.4 million, a 6.7% decrease compared to Q1 2002 (€29.4 million). EBITDA margin was 10.9% (11.5% in Q1 2002).

EBIT for the three month period was € 10.4 million, a 18.4% decrease when compared with Q1 2002 (€12.7 million), while EBIT margin was down to 4.1% from 5.0% in Q1 2002.

The more than proportional reduction at EBITDA level compared to sales slow-down is normal in the first quarter, which is the least important in terms of contribution to sales and profitability and is penalised by an higher incidence of fixed costs
Last year in the first quarter sales represented approximately 20% of the total sales of the year, while EBITDA in the first quarter accounted for around 16% of the total EBITDA of the year.
It is also worth noting the improvent of gross margin (28.1% in Q1 2003 compared to 27.6% in Q1 2002).

As of the end of April 2003, sales showed a positive trend both at constant and current exchange rates.

Net Revenues by Business Division

Business Divisions (€ Millions)	*Q1 2003*	*As % of Sales*	*Q1 2002*	*As % of Sales*	*Diff. Q1 03-02*	*Diff. % Q1 03-02 at current exchange rates*	*Diff. % Q1 03-02 at constant exchange rates*
Heating	32.4	12.9%	29.7	11.6%	2.6	8.9%	9.7%
Air Conditioning & Treatment	51.6	20.6%	51.0	19.9%	0.6	1.1%	3.8%
Cooking & Food Preparation	123.0	49.1%	126.5	49.4%	-3.4	-2.7%	3.7%
Cleaning & Ironing	34.5	13.7%	39.7	15.5%	-5.2	-13.1%	-11.1%
Other*	9.3	3.7%	9.4	3.7%	0.0	-0.4%	1.9%
Total Sales	**250.8**	**100.0%**	**256.2**	**100.0%**	**-5.5**	**-2.1%**	**2.1%**

*Includes proceed ... ess and scrap, as well as proceeds fi

03 JUN 20 AM 7:21



Cooking and Food Preparation

The sales of the Cooking & Food Preparation Division in Q1 2003 grew by 3.7% compared with the same period in 2002 (-2.7% at current exchange rates). This performance was mainly driven by the success of new products in the Italian market (*Alicia* and *Saladino*). During 2003 *Alicia* will be launched in several foreign markets.
This result, even if positive at constant exchange rates, was penalised by the negative performance of fryers in a very competitive environment, mainly in the US and the UK markets. The transfer of production of part of the fryers to our Chinese plant will allow us to reduce the industrial costs for this product family. This will translate into lower selling prices and is expected to support our marketing efforts going forward, increasing both sales and profitability.

Cleaning and Ironing

The sales of the Cleaning and Ironing Division for the three month period decreased by 13.1% compared with Q1 2002. The main reason behind the negative performance was the reduction of turnover with an OEM customer in the US.

Heating

The sales of the Heating Division in Q1 2003 increased by 9.7% compared with the same period in 2001 (+8.9% at current exchange rates).
The main driver behind the growth was strong performance of water-filled radiators, especially in France and in the UK. New commercial agreements and the low level of inventory at retail level are both encouraging elements for the rest of the year.

Air Conditioning and Treatment

The sales of the Air Conditioning & Treatment Division in Q1 2003 increased by 3.8% (+1.1% at current exchange rates). This growth was mainly sustained by strong performance of large thermo-cooling machines in Italy and Spain as well the success of the new model of dehumidifiers. The order collection so far leave us confident with regard to the performance of this segment for the remainder of the year.

Sales by Geographic Market

Geographic Markets (€ Millions)	*Q1 2003*	*As % of Sales*	*Q1 2002*	*As % of Sales*	*Diff. Q1 03-02*	*Diff. % Q1 03-02 at current exchange rates*	*Diff. % Q1 03-02 at constant exchange rates*
Italy	70.5	28.1%	58.2	22.7%	12.2	21.0%	21.0%
UK	37.0	14.8%	39.8	15.5%	-2.8	-7.0%	0.3%
ROE	73.4	29.3%	75.1	29.3%	-1.7	-2.3%	-2.0%
USA, Canada, Mexico	23.4	9.3%	34.0	13.3%	-10.7	-31.4%	-16.9%
Japan	8.3	3.3%	10.1	3.9%	-1.7	-17.4%	-10.1%
ROW	38.2	15.2%	39.0	15.2%	-0.7	-1.9%	3.0%
Total Sales	**250.8**	**100.0%**	**256.2**	**100.0%**	-5.5	-2.1%	2.1%

The increase of the Italian market (+21.0%) was mainly originated by:

- Strong success of new products (compact dehumidifier, *Alicia, Saladino)*
- Positive performance of large thermo-cooling machines
- Launch of Kenwood brand in Italy, not in place in Q1 2002

In the UK market the flat performance at constant exchange rates was mainly due a slowdown of sales of fryers, offset by an increase in other categories. For the second part of the year, we expect an important contribution to UK sales to come from new distribution agreements.

Among the other European Countries, a key highlight worthy of note was sales growth in France (mainly by virtue of water-filled radiators and the positive performance of our subsidiary) and Spain (large thermo-cooling machines and the good results achieved by the recently opened Ariete subsidiary were the main contributors).

On the other hand, Greece showed a significant slow-down, exclusively due to a different timing of orders from our distributor; therefore we expect a recovery in this market in the next quarters.

Performance in North America (-16.9% at constant exchange rates and -31.4% at current exchange rates) is only partially comparable with the same quarter last year, bearing in mind that in the same period of last year this market had reported a growth over 70%, thanks to initial supplies to new customers, that were then building up their inventory.
Expectations for the remainder of the year are nevertheless positive, in the light of the new commercial agreements for air treatment and portable heating products.

Japan showed a 10.1% sales reduction in Q1 2003 (-17.4% at current exchange rates), in a period of the year which is the least important for this market. Expectations for the remainder of the year in Japan remain positive.

Sales in the Rest of the World grew by 3.0% at constant exchange rates (-1.9% at current exchange rates).

Profitability

EBITDA decreased by 6.7% in Q1 2003 to € 27.4m. The Group reported an EBITDA margin of 10.9% compared to 11.5% in Q1 2002.

The decrease at EBITDA margin level was mainly caused by an higher incidence of fixed costs on a declining turnover.

It is worth noting the improvent of gross margin (28.1% in Q1 2003 compared to 27.6% in Q1 2002) even in presence of higher services costs (mainly due to advertising expenses), thanks to cost savings related to our production and procurement activity in China.

Net Working Capital

Net working capital decreased from € 374.0m as of March 31 2002 to € 310.7m as of March 31 2003 and as % of sales, from 30.9% to 24.5%.

This decrease can be split as follows:

- 0.7% organic reduction of working capital
- 5.7% decrease following the securitisation agreement put in place in September 2002.

New Products

New products accounted for over 31% of total sales in Q1 2003.

DēLonghi

Net Financial Position

The Group's net financial position decreased by €118.3m (by €46.2m excluding the proceeds of securitisation), from € 419.1m as of March 31, 2002 to € 300.7m as of March 31, 2003 (net financial position was €269.1m at 2002 year end).
As of March 31 2003, about € 72m relative to the trade receivables of De' Longhi Spa and Ariete were disposed of on a *"pro-soluto"* basis.

The Debt/Equity ratio decreased tangibly from 0.79x as of March 31, 2002 to 0.54x as of March 31 2003 (Debt/Equity of 0.67x after adjustment to exclude securitisation proceeds). Net financial position was €269.1m as of December 31 2002 (Debt/Equity of 0.49x).

As of April 28 2003, the oustanding €150m bond was reimbursed. We expect net interest expense for the remainder of the year to benefit from a lower financing cost related to the medium and long term loans which have replaced the bond.

Subsequent Events

The Group is currently assessing the economic and financial opportunity to take advantage of *Concordato Tombale*, a tax amnesty program, in accordance with *Decreto Legge n. 289 of 27 December 2002.*
The Group foresees an one-off extraordinary cost of about € 7-8m in case it decides to move in this direction.

Even in a challenging scenario, the management believes that the strategic actions in place, the launch of new products and the extension of distribution agreements in the US and in the UK among the others, will allow the Group to increase both sales and profitability in the current FY compared to 2002.

COMUNICAZIONE
21.03.03





De' Longhi Group: 2002 Results

De' Longhi reported the following results for the FY ended December 31, 2002:

Net Revenues: € 1,273.7m (+6.3% vs FY 2001); 4Q net revenues: € 404.4m (+2.2% vs 4Q 2001)
EBITDA: € 180.4m (+9.9%); 4Q EBITDA: € 69.3m (+0.1%)
EBIT: € 109.9m (+16.5%); 4Q EBIT: € 50.4m (-0.8%)
Profit before taxes and after minorities: € 68.3m (+37.6%); 4Q PBT: € 36.4m (+0.9% vs 4Q 2001)
Net Profit: € 40.0m (+52.0%)

Net Financial Position: € 269.1m; Debt/Equity: 0.49x (€ 447.1m; Debt/Equity of 0.85x as of December 31, 2001)
Net Working Capital: € 269.1m, 21.1% on net revenues (€ 388.5m, 32.4% on net revenues as of December 31, 2001).

Revenues grew to € 1273.7m in FY 2002 (+6.3% vs FY 2001) in spite of unfavourable exchange rates fluctuations (-2.4%). On a constant exchange-rate basis, the revenue growth would have been 8.7%. Excluding the exit from low-end microwave ovens (-1.3%), sales growth would have been 10%.

EBITDA grew by 9.9% to € 180.4m with an EBITDA margin of 14.2% vs. 13.7% in 2001, despite an adverse exchange-rate effect of about 0.4 percent points on turnover.

EBIT rose to € 109.9m, up by 16.5% (vs. € 94.4m in 2001), with an EBIT margin of 8.6% vs. 7.9% in 2001. EBIT increased more than proportionally compared with EBITDA thanks to the lower incidence of depreciation & amortisation costs.

Net income rose to € 40.0m, growing by 52.0% vs. 2001, without any significant changes in extraordinary items, also aided by the effects of hedging policies in place permitting recovery of the majority of adverse exchange-rate effects.

Net working capital as a percentage of sales decreased to 21.1% vs. 32.4% in 2001. Net financial debt also went down to € 269.1m, thanks to free cash-flow generation of € 78.9m and securitisation proceeds of € 99.1m.

In 4Q 2002 EBITDA reached € 69.3m (+0.1%), while EBITDA margin decreased to 17.1% from 17.5% in 4Q 2001, mainly due to unfavourable exchange rate effects and the lower contribution from Heating segment.
EBIT decreased by 0.8% to € 50.4m (with EBIT margin down to 12.5% from 12.8% in 4Q 2001).

All 2002 and 2001 data are reported on a comparable consolidation basis.



Net Revenues by Business Division

Business Division (€ Millions)	*FY 2002*	*FY 2001*	*Diff. FY 02-01*	*Diff. % FY 02-01*	*4Q 2002*	*4Q 2001*	*Diff. 4Q 02-01*	*Diff. % 4Q 02-01*
Heating	239.6	246.2	-6.6	-2.7%	104.6	111.1	-6.5	-5.9%
Air Conditioning & Treatment	278.6	256.5	22.1	8.6%	60.6	49.6	11.0	22.1%
Cooking & Food Preparation	557.4	503.2	54.2	10.8%	182.9	176.7	6.2	3.5%
Cleaning & Ironing	152.2	144.5	7.7	5.3%	39.2	45.5	-6.3	-13.8%
Other*	45.9	47.5	-1.6	-3.3%	17.1	12.8	4.3	33.8%
Total Sales	**1,273.7**	**1,197.9**	**75.7**	**6.3%**	**404.4**	**395.7**	**8.7**	**2.2%**

*Includes proceeds from the sale of accessories, spare parts, raw materials, work in progress, scrap and other revenues

Heating

The downturn in Heating (-2.7% y-o-y) was caused by a late start of the winter season, due to higher-than-average temperatures in some of the Group's core geographical markets. This mainly affected the sales of portable heating products. On the other hand, water-filled radiators reported a 12.2% sales growth compared to 2001, mainly driven by new commercial agreements.
We expect the Heating segment in 2003 to benefit from the extension of the production range for portable heating products and the consolidation of the aforementioned commercial agreements for the water-filled radiators.

Air Conditioning and Treatment

Sales of Air Conditioning and Treatment segment were up by 8.6% in 2002.
The main growth driver was the strong season for portable air conditioners. Wall mounted systems showed a moderate increase, whereas large thermo-cooling machines (+ 7%) recovered in the second half of the year, after a major slowdown of orders in the first months of 2002. The remarkable growth in the last quarter of the year (22.1%) was mainly sustained by the absence of sales returns for portable air conditioners, which had negatively affected 4Q 2001.
We expect the absence of inventory for portable conditioners in the retailing channel and the extension of product range for dehumidifiers to contribute to a further development of this business segment in 2003.

Cooking and Food Preparation

Cooking & Food Preparation segment reported the highest increase in sales (+10.8%), despite unfavourable exchange - rate movements and the planned exit from the low end microwave ovens.
Excluding the exit from the low end microwave ovens, growth would have been more than 13%.
The slowdown in the last quarter (+ 3.5%) was mainly due to poor Christmas trading conditions in the UK.
The extension of product range for coffee machines, electric ovens and fryers was the main reason behind the growth.
In 2003 there will be a further range expansion for the coffee segment, with new versions of *Alicia* and the launch of the first fully automated coffee machines manufactured in-house.
The upgraded model of Kenwood Chef, the so called "*Chef Sovereign*" will also be launched in 2003.



Cleaning and Ironing

Performance in the Cleaning & Ironing segment (+5.2%) was satisfactory, following strong growth in 2001. The decline in sales in the last quarter of 2002 (-13.8%) was mainly due to the different timing of some promotional campaigns, which in 2002 had taken place at the beginning of the year compared to 4Q in 2001. In 2003 the Group will keep on focusing on the steam technology and other innovative concepts both in Cleaning and Ironing products.

Sales by Geographic Market

Geographic Market (€ Millions)	*FY 2002*	*FY 2001*	*Diff. FY 02-01*	*Diff. % FY 02-01*	*4Q 2002*	*4Q 2001*	*Diff. 4Q 02-01*	*Diff. % 4Q 02-01*
Italy	350.9	322.1	28.8	8.9%	113.5	98.4	15.1	15.3%
UK	188.3	178.4	9.8	5.5%	64.8	60.7	4.1	6.8%
ROE	343.4	319.6	23.8	7.4%	111.5	107.3	4.1	3.9%
USA, Canada, Mexico	165.0	150.5	14.6	9.7%	41.4	50.0	-8.6	-17.2%
Japan	69.0	62.3	6.7	10.8%	32.0	36.4	-4.5	-12.3%
ROW	157.1	165.0	-8.0	-4.8%	41.3	42.9	-1.6	-3.8%
Total Sales	**1,273.7**	**1,197.9**	**75.7**	**6.3%**	**404.4**	**395.7**	**8.7**	**2.2%**

As regards geographical performance, a key highlight worthy of note was sales growth in Italy (+8.9% YoY) – achieved in a declining small domestic appliances market and underpinning market-share increase and consolidation of leadership in the home market. Growth in the UK (+5.5%) was negatively impacted by the exit from the low end microwave ovens, even though this effect was more than offset by the strong performance of Kenwood, which achieved the No. 1 slot in several product categories.

Sales growth in North America and Japan (+9.7% and 10.8% respectively) was also highly satisfactory, even although significantly dampened by € appreciation vs. the USD and JPY. At costant exchange rates sales would have grown by 18.2% in North America and by 20.7% in Japan.

The growth in the Rest of Europe was mainly driven by France and Spain.

Sales in the Rest of the World were affected by sluggish economic conditions in South America and a delayed start of the heating season in the former U.S.S.R.

Profitability

EBITDA grew by 9.9% in 2002 to € 180.4m (+0.1% in 4Q 2002). The Group reported an EBITDA margin of 14.2% compared to 13.7% in 2001.

The improvement at EBITDA margin level was mainly sustained by:

- A better sales mix
- Tight control of manufacturing costs
- Increased utilisation of the Chinese manufacturing platform
- Lower incidence of labour cost (12.7% of sales compared to 13.1% in 2001)



On the other hand, EBITDA was negatively impacted by :

- A lower contribution of the heating division compared to 2001 since heating products have higher margins than the average of the Group
- Unfavourable exchange rates fluctuations against €, for about 0.4 percent points on turnover
- Increase in advertising expenses, which were by 30÷% over 2001, to support products launched in the latter part of the year.

Net Working Capital

Net working capital decreased from € 388.5m as of December 31, 2001 to € 269.1m as of December 31, 2002 and, as % of sales, from 32.4% to 21.1%.

This decrease can be split as follows:

- 3.4% reduction driven by tighter planning activities, strong stock management and the extension of SAP to other subsidiaries
- 7.9% decrease following the securitisation agreement put in place in September 2002.

As of December 31, 2002, about € 99m relative to the trade receivables of De' Longhi Spa and Ariete were disposed of on a *"pro-soluto"* basis.

New Products

New products accounted for over 29% of total sales in FY 2002. Among the new launches in 2002, we would like to mention: *Superautomatica* coffee machine, *Alicia* (electric moka), oil-filled panel; compact dehumidifier, *Colombina Explora* (electric sweeper) and *Caldopanny De' Longhi* (electric towel heater).

Net Financial Position

The Group's net financial position decreased by € 178m (by € 78.5m excluding the proceeds of securitisation), from € 447.1m as of December 31, 2001 to € 269.1m as of December 31, 2002. The Debt/Equity ratio also improved very tangibly from 0.85x in 2001 to 0.49x in 2002 (Debt/Equity of 0.66x after adjustment to exclude securitisation proceeds).

Dividends

Board of Directors will propose on the General Meeting of Shareholders, to be held on April 14 2003, a dividend of € 0.06 per share, which implies a pay-out ratio of 22.4%, vs 18.7% in 2001. The share will be trading ex dividend as of April 22, 2003; the dividend will be payable as of April 25, 2003.

(6)



Financial statements as at December 31, 2002

03 JUN 30 AM 7:21

De'Longhi S.p.A. – Registered office: Via L. Seitz, 47 – 31100 Treviso – Italy
Share capital: Euro 448,500,000.00
Tax code and Company register No. 11570840154
Treviso index No. 224758 – VAT No. 03162730265

Contents

Directors and other officers

Board of Directors

President	GIUSEPPE DE'LONGHI *
Vice-President	FABIO DE'LONGHI
Managing Director	STEFANO BERALDO **
Director	GIORGIO BRUNETTI
Director	CARLO GARAVAGLIA
Director	SILVIO SARTORI ***
Director	GIORGIO SANDRI

Board of Statutory Auditors

President	GIANLUCA PONZELLINI
Auditors	MASSIMO LANFRANCHI
	GIANCARLO MALERBA
Alternate Auditors	EMILIO ETTORE GNECH
	FRANCESCO NOBILI

Independent Auditors

PricewaterhouseCoopers S.p.A.

Internal Control and Corporate Governance Committee

GIORGIO BRUNETTI
CARLO GARAVAGLIA

Remuneration Committee

STEFANO BERALDO
GIORGIO BRUNETTI
CARLO GARAVAGLIA

* Full powers of ordinary and extraordinary administration, to be exercised signing severally, without exception or exclusion, apart from those powers that cannot be delegated, in accordance with article 2381 of the Italian Civil Code and the Corporate by-laws.

** Full powers of ordinary and extraordinary administration, to be exercised signing severally, without exception or exclusion, apart from those powers that cannot be delegated, in accordance with article 2381 of the Italian Civil Code and Corporate by-laws, as follows: (i) subscribe, acquire or dispose of equity holdings, including minority holdings; or constitute property rights on such holdings, (ii) acquire or surrender company or business section leases; acquire, surrender or license company trademarks (iii) acquire or dispose of real estate.

*** Co-opted to the Board of Directors at the meeting held on May 31, 2002 and by resolution of the shareholders' meeting held on July 15, 2002.

De'Longhi S.p.A.
Registered Office: Via L. Seitz, 47 – Treviso (TV)
Share capital: Euro 448,500,000 fully paid
Tax Code and Company register: 11570840154
Treviso index No. . 224758

Directors' Report

Dear Shareholders,

During 2002 the Company continued to pursue its strategy focused on growth and value creation that was characterized both by the increase of turnover and by the implementation of actions aimed at enhancing efficiency.
Despite an overall scenario characterized by unfavourable consumption trends, growth was achieved by increasing market shares and, in some cases, also by creating new business segments.
A number of actions were implemented in order to improve efficiency and profitability.
The period closed with a net income of 15.8 million Euro, and an improvement of 9.6 million Euro was registered against 2001.

Significant events

After the numerous and extraordinary activities that characterized the fiscal years of 2000 and 2001, during 2002 the Group was mainly committed to enhancing the advantages that may be gained from its new size and to finding organizational solutions aimed at improving efficiency and control, while respecting the independence of the companies that were taken over.
Special mention goes to the establishment of a solid organizational structure in China, where suitable plants provide consistent work in the fields of production, purchasing, quality control and marketing. Italian competencies joined force with British and Chinese skills to enable the Group to find in China not only an opportunity to cut costs but also an industrial platform that is able to provide the same quality standards found in Europe. The production and purchasing activities formerly reporting to Kenwood have been integrated within this context.

The Company also completed an operation aimed at bringing together the subsidiary companies Simac – Vetrella S.p.A. and Ariagel S.p.A. under De'Longhi S.p.A., a move dictated by the need to achieve greater organizational efficiency and improve internal synergy. The focus on brands has remained unaltered and is supported by the maintenance of dedicated commercial networks.
The consequence of the above mentioned aggregation is the implementation of the process aimed at increasing specialization and rationalizing production plants with the final closure of the production units of Candiolo (TO) and Dolo (VE). The operation took place by means of two separate merger operations approved during their respective extraordinary meetings of 15 July 2002: the mergers were finalized in the merger deeds drawn up on 1 August 2002.

On the financial side, a *securitisation* agreement was carried out during the month of September providing for the revolving disposals on monthly basis of the accounts receivable of De'Longhi S.p.A. and of the subsidiary company Ariete S.p.A. relating to sales made on the Italian market.
These disposals were carried out on a no-recourse basis as provided for by Law 52/91 (Law on Factoring) in the framework of a five-year program.
This operation responds to the need to cut the financing cost and to diversify the financing sources by adopting a tool that combines both flexibility and duration over the years.

As to products and brand image, the Group achieved a number of important goals in the latter part of the period.
The most important brands were at the centre of strongly innovative product launching initiatives flanked by communication campaigns broadcast on national television. These campaigns mainly regarded the De'Longhi brand - with the launching on the Italian market of *Alicia*, the electric moka coffee machine, that opened the way for a new business segment, and gained remarkable success in the distribution network and with final users.

Market scenario

In 2002, the growth of global GDP (approximately 2% against 1.6% in 2001), was the result of the slow-down of the economy of the Eurozone, recovery in the United States and the continuation of growth trends in the main Asian nations, excluding Japan. In the Eurozone, GDP increased 0.7% (against 1.5% in 2001), and suffered the effects of the fall of exports towards the United States in the second quarter and the sluggishness of the stock markets on the one hand, and the decline of internal demand in the main Countries, such as Italy (GDP for 2002 increased by 0.4%), Germany (+0.2%), France (+1.1%) and Great Britain (+ 1.7%).
Problems on the demand front and the strengthening of the Euro, that more than compensated for the increase of the price of petrol, allowed inflation to drop even further (down to 2.2% against 2.5% in 2001). On the other hand, the appreciation of the Euro has diminished the competitiveness of exports. The lower inflation rate and the will to support economic recovery drove the European Central Bank to cut the interest rate down to 2.75% from 3.25% in November 2001.
Despite sluggishness in the growth of the GDP (+1.7% against 2% in 2001), British economy was favoured by the containment of interest rates, the increase of real estate prices and the growth of public expenditure.
There were signs suggesting the recovery of the United States economy (GDP increased 2.4% against 0.3% in 2001), thanks to the improvement of industrial productivity and the ongoing revamping of a number of companies which resulted in an increase in investment expenditure.

Finally, Japan witnessed recession also in 2002 with its GDP decreasing 0.3%.

The market for small domestic appliances in Italy suffered a general contraction both in value and volume, with the exception of some product lines.
At European level, the growth of the coffee machines lines in main markets continued, both for espresso and filter coffee machines.
A slight decrease was experienced in the North American market for the Group's reference sectors.
In the air conditioning and treatment sector, an especially significant growth was recorded for portable conditioners in Italy.
The unfavourable climate in the first and last quarters of 2002 caused a contraction of the market for portable heating appliances.

Interest and exchange rate trends

2002 was characterized by an overall decrease of the interest rates of developed economies and the by the appreciation of the Euro in reference to the main currencies: US Dollar, Pound Sterling and Yen.
Considering the average exchange rates for 2002 against 2001, the Euro appreciated by 5.5% against the US Dollar, 1.1% against the Pound Sterling and 8.6% against the Yen. This appreciation increased even further in the last quarter of the period (11.7% against the Dollar, 2.5% against the Pound Sterling and 10.7% against the Yen), which historically is the most important quarter in the year as to its contribution to the turnover and to the profitability of the Group, and is also the most important for the North American and Japanese markets.

Operating performance

What follows is a reclassification of the profit and loss accounts on a comparative basis and related comments, considering for 2001 the pro-forma data that include the value of incorporated companies.

	2002 (*)	% on sales	2001 Pro-forma	% on sales
	Euro	%	Euro	%
Revenues (*)	604.5	100.0%	607.9	100.0%
Increases 2002/2001	*(3.4)*	*(0.6%)*		
Materials consumables and goods (*)	(292.1)	(48.3%)	(299.6)	(49.3%)
Cost for services and other charges	(148.4)	(24.6%)	(138.3)	(22.8%)
Value added	**164.0**	**27.1%**	**170.0**	**28.0%**
Payroll and related costs	(73.0)	(12.1%)	(69.6)	(11.5%)
Provisions	(8.2)	(1.4%)	(4.1)	(0.7%)
EBITDA	**82.8**	**13.7%**	**96.3**	**15.8%**
Increases 2002/2001	*(13.5)*	*(14.0%)*		
Depreciation and amortization	(37.9)	(6.3%)	(38.8)	(6.4%)
EBIT	**44.9**	**7.4%**	**57.5**	**9.5%**
Increases 2002/2001	*(12.6)*	*(21.9%)*		
Financial income (expenses)	(17.6)	(2.9%)	(36.8)	(6.1%)
Other income (expenses)	(1.1)	(0.2%)	(3.1)	(0.5%)
Income	**26.2**	**4.3%**	**17.6**	**2.9%**
Income taxes for the year	(10.4)	(1.7%)	(11.2)	(1.8%)
Net income for the year	**15.8**	**2.6%**	**6.4**	**1.1%**
Increases 2002/2001	*9.4*	*146.9%*		

(*) net of revenues/costs carried out in the year between De' Longhi S.p.A. and the merged companies.

Net sales for 2002 were substantially in line with 2001 data (pro-forma data). For the tables summarizing net revenues broken down by geographical area and business segment please refer to the Explanatory Note.

The performance of the air conditioning segment was good (+4.2%), heating reported a 9.9% decline due to the late start of the winter season and also due to the impact of unfavourable exchange rates; the net sales generated by the cooking, food preparation and household cleaning equipment were in line with 2001.

The trend broken down by geographical area shows an increase on the Italian market (+3.9%) where, despite the contraction of the market for household appliances, the Group has increased its market shares and consolidated its leading position, with similar trends at European level.

Sales dropped in Great Britain, United States and Canada, mainly due to the unfavourable exchange rates movements.
Revenues generated in countries in the Rest of the World were characterized by a declining demand in a number of Latin American Countries (Brazil and Argentina) and a delayed start of the winter season in countries of the former U.S.S.R.

EBITDA was 82.8 million Euro, 13,5 million Euro less than 2001 (pro-forma data), or 14.1%, mainly due to the unfavourable fluctuations of the exchange and the lower turnover achieved in the Heating segment, whose profitability is higher than the average.

EBIT equalled 44.9 million Euro, dropping 12.6 million Euro against 2001 (pro forma data); EBIT margin fell from 9.5% in 2001 to 7.4% in 2002.

Net interest expense consistently improved (19.2 million Euro) due to the expected effect of the exchange rate risk hedging policies offsetting the loss at EBITDA level, the reduction of the medium-term net debt and the collection of dividends.
The net income equalled 15.8 million Euro, strongly increasing against 2001.

Analysis of the balance sheet

The financial position is summarized as follows, please note that the data for 2001 are pro-forma (they include the net worth of incorporated companies).

	2002	2001 Pro-forma	Changes 2002-2001
	Millions of Euro	Millions of Euro	Millions of Euro
Trade receivables	219.1	331.3	(112.2)
Inventories	101.2	93.5	7.7
Trade payables	(147.4)	(139.3)	(8.1)
Other	15.6	(23.2)	38.8
Net working capital	**188.5**	**262.3**	**(73.8)**
Fixed assets:			
Intangible assets	87.8	99.2	(11.4)
Tangible assets	100.6	105.2	(4.6)
Financial assets	48.1	35.8	12.3
Non-current liabilities	(26.6)	(19.9)	(6.7)
Total capital employed	**398.4**	**482.6**	**(84.2)**
Shareholders' equity	518.3	507.5	10.8
Total non-financial sources	**518.3**	**507.5**	**10.8**
Net financial position	**119.9**	**24.9**	**95.0**

The net working capital decreased to 188.5 million Euro, emphasizing a 73.8 million Euro reduction compared to the previous year. Considering the data on a comparative basis, that is by removing the effects of the *securitisation* operation, the net working capital equals 272.8 million Euro, basically in line with 2001.
The (positive) net financial position increased from 24.9 million Euro (pro-forma data that include the net financial position of incorporated companies for 35.6 million Euro) as of December 2001 to 119.9 million Euro as of 31 December 2002, with an improvement of 95

million Euro, of which 82.4 million Euro are ascribed to the income generated by the above mentioned *securitisation* operation, and 12.6 million are ascribed to the cash flow for the period.

Main subsidiary companies

De'Longhi Pinguino S.A.

The company operates as a holding company. The data referring to the main subsidiaries are summarized hereafter:

DL Radiators S.p.A.

The Company produces and markets terminal units for fixed heating systems.
Its turnover equalled 61.3 million Euro as of 31 December 2002, with a growth of 5 million Euro (+8.9%) compared to 2001.
EBITDA amounted to 6.4 million Euro in 2002 (7.0 million Euro in 2001) with a 12.5% incidence on sales.

Elba S.p.A.

The company's activities consist in producing freestanding ovens, stoves and built-in ovens in the cooking and food preparation segment.
Net sales equalled 73.9 million Euro as of 31 December 2002, with a 1.5 million Euro growth against 2001 (+2.1%); EBITDA equalled 6.7 million Euro (9% margin).

Climaveneta S.p.A.

This company produces medium and large-sized thermo-cooling machines and units in the air conditioning segment.
Net sales reached 98.6 million Euro as of 31 December 2002, with a 3.3 million Euro increase against 2001 (+3.5%). EBITDA was 13 million Euro, basically in line with 2001.

De'Longhi Japan Corp.

This company is responsible for the distribution of Company products in the Japanese market.
Net sales reached 7,232 million JPY as of 31 December 2002, with a 599 million JPY increase against 2001 (+9.0%). EBITDA equalled 631 million JPY.

Kenwood Group

The Kenwood Group includes a number of companies that are subsidiaries of the Kenwood Appliances Plc. sub-holding. The most important operative companies of the Group are Kenwood Ltd and Ariete S.p.A..
During 2002, Kenwood's consolidation framework was subject to company-level overhaul. The interests in Kenwood Appliances (Hong Kong) Ltd. and its subsidiary Tricom Industrial Co. Ltd. were transferred from Kenwood Appliances Plc. to De'Longhi Nederland B.V., within the reorganization process underway in the De'Longhi Group.
The structure of the Tricom production plant was strengthened thanks to the support provided by a number of managers of the Parent Company who relocated to China and Hong Kong to supervise critical functions, including the management of the production plant and the quality control of products. Already in 2002 it was possible to start up production of the first De'Longhi brand products in the Quing-Xi-Town plant (China).
Hong Kong's structure was strengthened also in the framework of supplying activities: Kenwood Appliances HK, now DL Trading Ltd, held an essential role in 2002 in the research and selection of suppliers.

The results provided by Kenwood Ltd as of 31 December 2002 show sales for 112.9 million GBP and EBITDA of 11.2 million GBP, both growing compared to 2001.

As to Ariete, net revenues reached 119.1 million Euro, having grown compared to 2001 (+10.8%). EBITDA equalled 15.9 million Euro, with a 13.9% incidence on net revenues.
The remaining main companies directly controlled by De'Longhi S.p.A. are:

De'Longhi Ltd.
This Company is in charge of the Company's product distribution activities in the United Kingdom.
Net revenues reached 37.3 million GBP (45.9 million GBP in 2001). EBITDA reached 1.2 million GBP, falling against the previous period (1.7 million GBP) with its incidence on revenues decreasing from 3.8% to 3.1%.

De'Longhi America Inc.
This company is in charge of the distribution of Company products in the American market.
Net revenues amounted to 104.3 million USD as of 31 December 2002, increasing against 2001 (+10.2%); EBITDA reached 0.5 million USD.

De'Longhi France SARL
This company is the result of the merger that took place in 2001 between De'Longhi France and the commercial branches of the Kenwood Group operating in France: Kenwood Holdings S.A. and Kenwood France S.A.
The distribution in France of different branded products enabled net revenues for 2002 to reach 50.2 million Euro.
Improvements were recorded also at EBITDA level that increased from 1.3 million Euro to 3.1 million Euro.

Human Resources Organization and Systems

As of 31 December 2002, the company employed 2,342 staff (1,831 in 2001) broken down as follows:

	12/31/2002	12/31/2001
Workers	1,654	1,286
White collars	648	510
Managers	40	35
Total	**2,342**	**1,831**

Labour costs increased 3.4 million Euro compared to 2001 (on a comparative basis), that is +4.9%.

As to the average number of staff employed by the Company in 2002 (2,388 in 2002 against 1,868 in 2001), it is important to emphasize that this increase is mainly due to the above-mentioned merger.

The Company still considers focus on satisfaction, professional growth and the acknowledgment of the value of human resources as being one of the main keys to the future success of the Company.
It is within this framework that the activities aimed at identifying and implementing training tools and strategies continued in 2002, with the support also of a number of external companies, aimed at satisfying the need for personnel development.

Review of the Industrial Plan

The review of the Company's production plans continued in 2002 leading to the expected closure of the Ariagel plant and the subsequent transfer of production to the De'Longhi plant, the centralization of the Simac Vetrella production into the Gorgo al Monticano (Treviso) plant with the closure of the Dolo plant, the transfer of a number of De'Longhi production lines to the Tricom plant in China.

Furthermore, 2002 saw the completion of the process aimed at reorganizing production by starting up two technical/production centres (mechanical and plastics) and a centralized planning unit with an enhanced controlling function over industrial costs.

Quality

During the period, the revamping project for the quality control system continued with the aim of extending De'Longhi S.p.A. quality standards to all the major companies of the Group.
The monitoring of the quality system, of internal and external production processes and product development is guaranteed by quality assurance and monitoring systems aimed at defining/checking preventative activities in the organization and the operational monitoring of the quality of traded products.

As regards quality, during 2002 the Group has accomplished the following basic projects:

- certification of the quality system of the Conditioning unit by a certified external company (CSQ), based on the ISO 9001-2000 reference legal framework; the certification that was awarded further reinforces the vision whereby prevention is an organizational tool for improving the quality of products and services;
- certification of the quality system of the Gorgo al Monticano production plant based on the ISO 9001-1994 reference legal framework.

Logistics

During 2002 the project aimed at enlarging the finished products warehouse of Mignagola was carried out within the project aimed at transferring Kenwood's central European warehouse from Holland to Treviso.

Furthermore, during 2002 direct delivery initiatives increased by moving the stock from the warehouses of European branches to the centralized warehouse in Mignagola.

Distribution

As to the organization of distribution/commercial networks, a project was launched in 2002 aimed at developing the trade of small domestic appliances under the Kendwood brand in the Italian market, resorting to a specific and dedicated sales network.

'nformation Technology Systems

The development of commercial IT systems continued based on the guidelines of the original strategic choices focusing on SAP software and existing and potential functions available in the IT system.

In further detail, the projects that were implemented are part of a Group strategy aimed at:

- extending the "single and integrated" system to all the Group's companies in order to improve the reliability and timeliness of information, the efficient management of inter-group relationships and monitor all company activities; the activities performed in the Kenwood branches in Germany and France were integrated into the related De'Longhi branches located abroad, and the Group's IT system was extended to the De'Longhi Ltd and Kenwood Austria branches. Finally a project was started up in order to implement SAP in Kenwood Ltd (Great Britain) and in the Hong Kong companies.
- equipping a greater number of processes with IT systems in order to improve the efficiency of internal structures using the potential made available by the software in use; in this regard, it is worth emphasizing the implementation of a production and purchasing planning system, the review of the procedures for customer orders and the different means to secure the goods (existing and incoming) in the warehouse, leading to a better use of inventories and a greater punctuality in delivery dates to customers.

- improving the management of relations with third parties (customers and suppliers) using new technologies made available by the Internet. New functions were added to the Service Centre "Internet Portal", facilitating the monitoring of activities performed by the Centre and obtaining more accurate information on product defects.

Insurance against Risks

The Company wrote insurances with extended coverage both on main assets (tangible fixed assets and credit) and on risks linked to goods sold.

The Company also adopted a policy for covering financial risks (linked to exchange rates and interest rates).

As to the Yen and the US Dollar exposure, hedging contracts were carried out enabling the net interest expense to benefit from exchange gains to offset the negative effect suffered at EBITDA level.

Research and Development

The Company allocates significant resources to research and development initiatives. This investment has enabled the Company to obtain and consolidate its competitive edge in time.

As to the production of air conditioners, please note that since 01/06/2002 the E.U. has prohibited the use of R22 refrigerator gas for cooling-only devices and from 1/01/2004 also for heat pump devices, within the framework of initiatives aimed at safeguarding the ozone layer. In the rest of the world, the use of R22 is still permitted.

The EC Directive 2002/31 on energy labelling of air conditioners which will enter into force on 30 June 2003, has led to the adoption of R290 gas in all the enbloc range. Indeed, R290 ensures the best energy-efficiency ratio and enables portable devices to be labelled in top efficiency classes that are higher than those reached by the competition, reinforcing our competitive edge in the portable air conditioning line, in which De'Longhi has always been a world leader.

In view of the complex and yet developing scenario that includes the many technology and market factors that will influence future and final choices, the Company has decided to develop other technology alternatives on its overall range of products, as it is equally equipped with resources, know-how and means.

This activity has enabled the Group to resort to the benefits made available by Law 46/82 and subsequent modifications on products of applied research and technological innovation. These benefits consist in long-term, reduced-rate loans and capital grants.

In view of the possible use of the benefits provided for by the law, the details of the requested information is provided herein.

Nature and description of research and development activities

Activities have focused upon a number of research activities in the Conditioning segment (4.1 million Euro), Heating (1.7 million Euro) and the small electrical household appliances segment (8.7 million Euro);

Nature and description of expenses deducted as per Presidential Decree 917/86

Expenses borne during the period were ascribed to (I) cost of the staff appointed to Research & Development activities (7.1 million Euro) (ii) Amortization and depreciation (0.4 million Euro) and (iii) expenses for miscellaneous services and overheads (7.0 million Euro).

Description of main results and possible effects of gained knowledge

As proof of the capacity for innovation expressed at the moment by the Company and in justification therefore of the effectiveness of expenses incurred, the registration of important inventions should be pointed out.

Investments and Products

During the period, the Company invested approximately 19.6 million Euro in tangible fixed assets, mainly in reference to investments made in the main production plants. Main investments include the extension of the finished products warehouse at Mignagola (TV) and the new moulds and equipment purchased to realize and launch new products, to support the various product families the De'Longhi Group already operates in.

The introduction of new products involved the four traditional business fields of De'Longhi and the Group's brands. In detail:

In the air conditioning segment, the functions of the *Pinguino* range were updated, thereby extending the commercial offer and a completely new range of *compact dehumidifiers* was launched during the second half of the year.

As to the Heating segment, a new *mini-radiator* was launched in 2002, with a capacity included between 500 and 800 watt and "*Mehnir*", a new series of *fan heaters*, and the first result of the integrated collaboration with our Chinese plant. The wide and innovative *Menhir* range further extends the range of fan heaters on offer, already one of the widest on the world market.
The Italian market witnessed the launching of the first portable " towel heater": *Caldopanny*.
In the Cleaning and Ironing segment, a new especially innovative product was launched: an ironing system equipped with an ongoing electrical inspection device. The first non-stop loading system was also launched.
The introduction of *Mangiavapore* was of notable importance: it is the first *steam cleaner* equipped with an aspiration system. Equally important was the launching of *Explora*, the electric brush with adjustable settings.

In the Cooking and Food Preparation segment, the impact of *Alicia* was quite remarkable: it is the first *electric moka coffee machine* with a delayed switch-off system that keeps the coffee fresh and warm for thirty minutes avoiding the risk of the coffee spilling over. *Alicia* was launched on the Italian market at the end of the year and even exceeded the expectations set as it was launched. Field operators are now focusing on a De'Longhi brand moka coffee machine range.
Of great significance was the launching, at European level, of a *new combined filter and pump system coffee machine*, the first to be internally developed in De'Longhi. Mainly designed for the French market, this product was subject to interaction between the different European markets and represents a important stage in the development of the De'Longhi coffee range strategy.
The second half of the year saw the launching of the new *18 litre countertop ovens* that suitably respond to the requirements of European consumers but also fare well in the markets where De'Longhi is traditionally stronger, such as North America and Italy.
Of equal importance was the launching of the new range of *compact deep fryers*.

As to advertising, overall investments made in 2002 amounted to approximately 34.8 million Euro, especially to support the products that had been launched in the market in the latter months of the period, showing a significant increase against 2001 (26.6 million Euro in 2001).

Information campaigns were intensive both on the domestic market and internationally. The impact of the new "Living Innovation " format was strongly felt in Italy: while ensuring top-level creativity it enabled the company to advertise its range as "brand products" thanks to the careful co-ordination of its image. The electric sweeper *Colombina*, *Pinguino*, the new towel heater *Caldopanny* and the moka coffee machine *Alicia* are all top-range campaigns that characterized activities in 2002. Significant efforts were made also through the press, where a shared format was used to advertise several products of the De'Longhi collection, including cookers, coffee machines, and air conditioners.

Abroad, the efforts of the *Living Innovation* campaign focused on the main European markets, and especially UK, France, Germany, Belgium, Holland and Russia, both through the press and intensive advertising on television. The leading products were: the new BCO 260 combined coffee machine (UK, France), the rotating deep-fryer (Germany), coffee machines (Australia), heaters (New Zealand).

Stock Option Plans

The stock option plan approved by the Board of Directors on 12 June 2001 was implemented in July 2001. Its aims are seen in the desire to promote the loyalty of key resources, focusing on medium to long-term success and maintaining or improving the competitiveness of the Group on the national and international job market, introducing an economic variable linked to the value creation for the Company and Shareholders.

Initially, 63 Italian and non-Italian employees were involved, all appointed to key positions at Group level, who had been allotted approximately 6,900,000 options overall, of which part would mature upon reaching objectives, whereas another part was linked to the stability of the work relationship with the Group.
The options may be exercised within specified periods from 2004 until 28.02.2006.

During 2002 the Board of Directors of De'Longhi S.p.A. agreed upon 6 new inclusions into the Stock Option plan, allotting 530,390 options overall, whereas 3 employees included in the plan left the Group.
As of 31.12.2002, there were 66 participants in the plan for an overall allotment of 7,117,017 options.

	2002				2001			
	Partici-pants	Total number of options	Exercise period	Exercise price	Partici-pants	Total number of options	Exercise period	Exercise price
Position as of 01.01	63	6,867,225	2004-2006	3.400	-	-	-	-
New inclusions	3 3	293,890 236,500	2004-2006 2005-2006	4.123 4.765	63	6,867,225 -	2004-2006	3.400
Rights forfeited during the period	(3)	(280,598)	-	3.400	-	-	-	-
Position at end of period	**66**	**7,117,017**	-	-	**63**	**6,867,225**	-	-

Corporate Governance

For information on Corporate Governance please refer to the report drawn up as of Art. IA 2.12 of the Instructions of the Stock Exchange Regulations that provides a full informative report on the state of advancement of the Corporate Governance system. The above-mentioned report will soon be deposited care of the Italian Stock Exchange.

Investments held by Directors

As per Art. 79 of the Consob Regulation, Deliberation no. 11971 of 14/05/1999, information is provided as to the investments held by Directors and Statutory Auditors in De'Longhi S.p.A. and in subsidiary companies.

Name and surname	Company	Held as of 12.31.01	Purchases 2002	Sales 2002	Held as of 12.31.02
Giuseppe De'Longhi	De'Longhi S.p.A.	7,590	-	7,590	-
Giuseppe De'Longhi	Elba S.p.A.	90	-	-	90
Fabio De'Longhi	De'Longhi S.p.A(*).	130,000 (*)	317,570		447,570 (*)
Fabio De'Longhi	De'Longhi Pinguino SA	1	-	-	1
Stefano Beraldo	De'Longhi S.p.A.	15,500	5,100	-	20,600
Giorgio Sandri	De'Longhi S.p.A.	30,750 (**)	-	-	30,750
Silvio Sartori	De' Longhi S.p.A.	-	100,000 (*)	-	100,000(*)
Massimo Lanfranchi (Auditor)	De'Longhi S.p.A. (*)	750 (*)	-	-	750 (*)

(*) investments held indirectly or via relatives are included
(**) corrigenda with respect to statement inserted into the 2001 financial statements (30,000 shares)

Relationships with Parent, Subsidiary, Associated Companies and Related Parties

The effects of the relationships held by De'Longhi with parent, subsidiary, associated companies and related parties are summarized in the Explanatory Note

Performance of the De'Longhi Share

The performance of the De'Longhi share on the stock market, from the beginning of 2002 until today, was quite volatile, recording a decrease of 7.8% in absolute terms and a relative performance of + 17.7% (being the Mibtel reference index; Mibtel decreased by 25.5%). A first half characterized by an almost constant share price increase, with peak price reaching 5.7 Euro in June 2002, was followed by a second half characterized by a poorer performance, particularly in the month of December. Share price dropped even further at the beginning of 2003 equalling 3.17 Euro as of 21 March 2003, approximately 6.8% less than the IPO price. The solid fundamentals and the leading position of the company in several product lines lead us to believe that the De'Longhi Group will be awarded a higher valuation by the market in the near future.

Subsequent Events

Trade relations with the existing distributor for the Spanish market were revoked and initiatives are ongoing aimed at setting up a Group branch in Spain.

Economic Outlook

The economic outlook for 2003, that was already quite cautious based on the estimates of the main specialized observers, was subject to a further downward review due to the political and military uncertainty in the Middle East. In Italy, the Group's most important market, the first months of the year were characterized by stable industrial production, diminished company expectations and sagging private consumption levels due to the decreased purchasing power of families and fears for the future. The recovery of the German market is equally complex, and is jeopardized by weak internal demand, by problems in the building sector and increasing unemployment. The recovery of the American economy is expected to continue in 2003, although private consumption remains weak due to the lower household disposable income, high levels of indebtedness and problems in the labour market. The weakness of European economies and partly of the US economy, will translate into less exports to Japan, already slowed down by diminishing private consumption and a lower disposable income and increasing unemployment.

Foreseeable outlook/ development of Operations

The implemented strategic and commercial initiatives, including the revamping of the sales mix, the strong innovation of products, the exploitation of the synergy with Kenwood and an increased reliance on Chinese industrial locations provide us with an optimistic outlook as to the company's ability to further improve its turnover and profitability in the current year.
The challenging international economic scenario flanked by the risk of a further appreciation of the Euro, leads us to caution when estimating the extension of this expected improvement.

Suggested allocation of the operating result

As we submit the Financial Statement for 2002 to the Board for approval, we also provide a suggestion for the allocation of the net income of 15,763,137 Euro:

- 788,157 Euro to the Legal Reserve;
- 8,970,000 Euro to the Shareholders, corresponding to the distribution of a gross dividend of 0.06 Euro for each of the 149,500,000 circulating shares, with the assignment of tax credit as per Art. 14 Presidential Decree no. 917 of 1986;
- 6,004,980 Euro to the Extraordinary Reserve.

Treviso, 21 March 2003
On behalf of the Board of Directors
The Managing Director
Stefano Beraldo

(amounts in euros)

ASSETS	12.31.2002		12.31.2001	
	Sub-total	Total	Sub-total	Total
A) RECEIVABLES DUE FROM SHAREHOLDERS		0		0
B) FIXED ASSETS				
I - INTANGIBLE ASSETS				
1) Start-up expenses		8,869,223		11,739,928
2) Research, development and advertising costs		97,906		139,763
3) Industrial patents and intellectual property rights		2,299,856		1,740,947
4) Concessions, licenses, trademarks and similar rights		69,029,522		78,784,885
5) Goodwill		5,164,827		161,184
6) Assets under construction and advance payments		119,575		0
7) Other intangible assets		2,233,080		659,957
TOTAL INTANGIBLE ASSETS		87,813,989		93,226,664
II - TANGIBLE ASSETS				
1) Land and buildings		61,547,586		59,253,845
2) Plant and machinery		24,139,998		26,890,539
3) Industrial and commercial equipment		8,824,039		7,951,871
4) Other tangible assets		1,720,888		1,503,308
5) Assets under construction and advances to suppliers		4,408,239		659,608
TOTAL TANGIBLE ASSETS		100,640,750		96,259,171
III - FINANCIAL ASSETS				
1) Equity investments:				
a) subsidiary companies	43,368,979		45,110,028	
b) associated companies	4,362,701		4,362,701	
c) other companies	10,277	47,741,957	152,076	49,624,805
2) Accounts receivable due from:				
a) subsidiary companies				
- within 12 months	372,384,650		410,570,028	
- beyond 12 months	0	372,384,650	0	410,570,028
b) associated companies				
- within 12 months	1,450,076		1,487,760	
- beyond 12 months	3,509,831	4,959,907	4,708,895	6,196,655
c) parent companies				
- within 12 months	0		207,080	
- beyond 12 months	0	0	0	207,080
d) third parties				
- within 12 months	74,718		55,736	
- beyond 12 months	272,768	347,486	505,090	560,826
Total accounts receivable		377,692,043		417,534,589
TOTAL FINANCIAL ASSETS		425,434,000		467,159,394
TOTAL FIXED ASSETS		613,888,739		656,645,229
C) CURRENT ASSETS				
I - INVENTORIES				
1) Raw materials, other materials and consumables		38,530,278		29,504,849
2) Work in progress and semifinished products		10,124,943		7,958,951
4) Finished products and goods for resale		52,553,416		40,090,885
TOTAL INVENTORIES		101,208,637		77,554,685
II - ACCOUNTS RECEIVABLE				
1) Trade receivables		72,493,556		138,683,295
2) Due from subsidiary companies		135,694,537		156,650,374
3) Due from associated companies				
- within 12 months	11,302,148		5,138,919	
- beyond 12 months	508,449	11,810,597	680,333	5,819,252
4) Due from parent companies		0		3,098,741
5) Due from third parties				
- within 12 months	24,163,251		6,468,984	
- beyond 12 months	13,935,245	38,098,496	7,160,722	13,629,706
TOTAL ACCOUNTS RECEIVABLE		258,097,186		317,881,368
III - SHORT TERM FINANCIAL ASSETS				
4) Other equity investments		606,000		905,659
TOTAL SHORT TERM FINANCIAL ASSETS		606,000		905,659
IV - LIQUID FUNDS				
1) Bank and post office deposits		67,558,460		17,061,976
2) Cheques		0		796,981
3) Cash in hand		75,271		86,787
TOTAL LIQUID FUNDS		67,633,731		17,945,744
TOTAL CURRENT ASSETS		427,545,554		414,287,456
D) ACCRUED INCOME AND PREPAID EXPENSES				
1) Accrued income		2,672,307		1,833,292
2) Prepaid expenses		630,947		1,290,834
TOTAL ACCRUED INCOME AND PREPAID EXPENSES		3,303,254		3,124,126
TOTAL ASSETS		1,044,737,547		1,074,056,811

(amounts in euros)

LIABILITIES	12.31.2002		12.31.2001	
	Sub-total	Total	Sub-total	Total
A) SHAREHOLDERS' EQUITY				
I - SHARE CAPITAL		448,500,000		448,500,000
II - ADDITIONAL PAID-IN CAPITAL		15,000,000		15,000,000
III - REVALUATION RESERVE		0		0
IV - LEGAL RESERVE		3,560,694		3,253,678
V - RESERVE FOR TREASURY SHARES HELD		0		0
VI - STATUTORY RESERVES		0		0
VII - OTHER RESERVES				
- extraordinary reserve		35,488,400		34,588,590
VIII - RETAINED EARNINGS (ACCUMULATED LOSSES)		0		0
IX - NET INCOME (LOSS) FOR THE YEAR		15,763,137		6,140,325
TOTAL SHAREHOLDERS' EQUITY		**518,312,231**		**507,482,593**
B) RESERVES FOR RISKS AND CHARGES				
1) Pensions and similar commitments		1,841,861		1,564,043
3) Other		11,310,491		4,875,359
TOTAL RESERVES FOR RISKS AND CHARGES		**13,152,352**		**6,439,402**
C) RESERVE FOR STAFF LEAVING INDEMNITIES		**13,503,577**		**10,337,038**
D) ACCOUNTS PAYABLE				
3) Due to banks				
- within 12 months	47,518,094		75,406,013	
- beyond 12 months	85,245,590	132,763,684	121,567,914	196,973,927
4) Due to other financial companies				
- within 12 months	14,694,955		417,888	
- beyond 12 months	6,302,401	20,997,356	3,346,349	3,764,237
5) Advances from customers		1,233,105		628,806
6) Trade payables		134,110,326		91,834,385
8) Due to subsidiary companies				
- within 12 months	14,576,853		41,723,163	
- beyond 12 months	158,429,497	173,006,350	174,680,154	216,403,317
9) Due to associated companies		2,211,304		3,576,642
10) Due to parent companies		11,288		11,288
11) Due to tax authorities				
- within 12 months	16,293,418		12,117,705	
- beyond 12 months	281,488	16,574,906	8,226,957	20,344,662
12) Due to social security institutions		3,444,986		2,430,762
13) Other payables		11,968,503		10,518,230
TOTAL ACCOUNTS PAYABLE		**496,321,808**		**546,486,256**
E) ACCRUED EXPENSES AND DEFERRED INCOME				
1) Accrued expenses		2,888,749		2,336,500
2) Deferred income		558,830		975,022
ACCRUED EXPENSES AND DEFERRED INCOME		**3,447,579**		**3,311,522**
TOTAL LIABILITIES		**526,425,316**		**566,574,218**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,044,737,547**		**1,074,056,811**
Memorandum accounts				
- Fiduciary guarantees granted		457,980,259		222,703,005
- Other commitments		3,087,041		0
TOTAL MEMORANDUM ACCOUNTS		**461,067,300**		**222,703,005**

(amounts in euros)

STATEMENTS OF INCOME	12.31.2002		12.31.2001	
	Sub-total	Total	Sub-total	Total
A) VALUE OF PRODUCTION				
1) Revenues from sales and services		618,298,288		548,392,175
2) Change in inventories of work in progress, semifinished and finished products		6,208,982		(8,391,259)
4) Own work capitalised		2,158,201		1,831,460
5) Other income				
- miscellaneous	21,591,911		19,393,756	
- operating grants	109,991	21,701,902	841,206	20,234,962
TOTAL VALUE OF PRODUCTION		648,367,373		562,067,338
B) PRODUCTION COSTS				
6) Raw materials, other materials and consumables		337,428,039		288,025,850
7) Services		137,686,575		113,356,154
8) Leases and rentals		5,899,984		3,219,331
9) Payroll and related costs:				
a) wages and salaries	51,627,727		40,536,415	
b) social security contributions	17,315,025		13,477,273	
c) staff leaving indemnities	3,773,849		2,857,477	
e) other costs	299,320	73,015,921	234,779	57,105,944
10) Amortisation, depreciation and writedowns:				
a) amortisation of intangible assets	15,115,551		14,127,273	
b) depreciation of tangible assets	22,760,710		21,760,109	
d) writedowns of current receivables and of liquid funds	2,194,585	40,070,846	1,817,939	37,705,321
11) Change in inventories of raw materials, other materials and consumables		(1,462,868)		5,331,227
12) Provisions for risks and charges		6,046,893		1,947,675
14) Other operating expenses		4,768,798		2,272,953
TOTAL PRODUCTION COSTS		603,454,188		508,964,455
DIFFERENCE BETWEEN PRODUCTION VALUE AND COST (A-B)		44,913,185		53,102,883
C) FINANCIAL INCOME AND EXPENSES				
15) Income from equity investments:				
a) subsidiary companies	10,206,773		48,916	
b) associated companies	6,250		0	
d) other	1,038,022	11,251,045	1,376,652	1,425,568
16) Other financial income:				
c) from securities included among current assets, not representing equity investments	0		7,152	
d) income other than the above:				
- subsidiary companies	19,993,850		11,545,614	
- associated companies	416,191		374,051	
- other	20,138,592	40,548,633	12,659,061	24,585,878
17) Interest and other financial charges:				
a) subsidiary companies	(3,144,607)		(2,501,439)	
c) other	(41,549,139)	(44,693,746)	(33,262,453)	(35,763,892)
TOTAL FINANCIAL INCOME AND EXPENSES		7,105,932		(9,752,446)
D) ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS				
19) Writedowns:				
a) equity investments		(24,689,646)		(24,853,169)
TOTAL ADJUSTMENTS IN VALUE OF FINANCIAL ASSETS		(24,689,646)		(24,853,169)
EXTRAORDINARY INCOME AND EXPENSES				
20) Other income		83,091		86,713
21) Other expenses		(1,238,017)		(2,795,250)
TOTAL EXTRAORDINARY INCOME AND EXPENSES		(1,154,926)		(2,708,537)
RESULTS BEFORE TAXES		26,174,545		15,788,731
22) Income taxes for the year		(10,411,408)		(9,648,406)
NET INCOME FOR THE YEAR		15,763,137		6,140,325

(in euros)

Statement of cash flows for the years ended December 31, 2002 and 2001

	2002	2001
Cash flows provided by (used in) operating activities		
Net income for the year	15,763,137	6,140,325
Depreciation and amortisation	37,876,261	35,887,382
Allocations and writedowns, net of uses	34,960,216	25,131,682
Total cash flows provided by (used in) operating activities	**88,599,614**	**67,159,389**
Changes in working capital		
Trade receivables	107,813,950	806,700
Net inventory	(7,671,851)	13,722,486
Trade payables	16,581,974	1,389,000
Other payables, receivables, accruals and deferrals	(48,716,448)	2,515,713
Amounts receivable from and payable to parent, subsidiary and associated companies	(1,327,918)	(37,823,871)
Cash flows from changes in working capital	**66,679,707**	**(19,389,972)**
Cash flows provided by (used in) investment activities		
Tangible fixed assets additions (disposal)	(16,680,431)	(16,111,277)
Increases in equity investments (net of disposals)	(34,946,109)	(20,881,396)
Intangible fixed assets additions (disposal)	(3,959,011)	(16,478,527)
Change in receivables due from third parties	237,162	225,694
Total cash flows provided by (used in) investment activities	**(55,348,389)**	**(53,245,506)**
Cash flows provided by (used in) changes in shareholders' equity		
Increase in share capital and additional paid-in capital	0	256,917,240
Dividends paid	(4,933,500)	0
Total cash flows provided by movements in shareholders' equity	**(4,933,500)**	**256,917,240**
Net financial position from merger (*)	(35,612,801)	0
Cash flow for the period	**59,384,631**	**251,441,152**
Net financial position as of December 31, 2001	60,522,013	(190,919,138)
Net financial position as of December 31, 2002 (**)	**119,906,644**	**60,522,013**

(*) Refers to the pre-merger net financial position of companies absorbed.

(**) Information as of December 31, 2002 includes 449,106 thousand euros of liquid funds and other financial assets and 329,199 thousand euros of financial payables (of which 249,977 thousand due beyond 12 months).

(in thousands of euros)

Statement of changes in shareholders' equity for the years ended December 31, 2001 and December 31, 2002

	Share capital	Additional paid-in capital	Legal reserve	Extraordinary reserve	Net income (loss) for the year	Total
Balance as of January 1, 2001	**206,583**	**0**	**2,358**	**17,684**	**17,801**	**244,426**
Allocation of 2000 net income, as approved at meeting of April 18, 2001			896	16,905	(17,801)	0
Translation of share capital into euros, as approved at extraordinary meeting of April 18, 2001	1,417					1,417
Increase in share capital, as approved at extraordinary meeting of April 18, 2001	128,000					128,000
Increase in share capital following listing on the Milan Stock Exchange on July 24, 2001	112,500	15,000				127,500
Net income for the year					6,140	6,140
Balance as of December 31, 2001	**448,500**	**15,000**	**3,254**	**34,589**	**6,140**	**507,483**
Allocation of 2001 net income, as approved at meeting of April 23, 2002:						
- to reserves			307	899	(1,206)	0
- dividends paid					(4,934)	(4,934)
Net income for the year					15,763	15,763
Balance as of December 31, 2002	**448,500**	**15,000**	**3,561**	**35,488**	**15,763**	**518,312**

FORM AND CONTENT

The financial statements for the year ended December 31, 2002 have been prepared in conformity with the Italian Civil Code, as supplemented by the accounting principles established by the National Board of Professional Accountants and CONSOB recommendations. They comprise the balance sheet, the statement of income and these notes, which form an integral part of the financial statements.

Additional information is also supplied in order to provide a true and fair representation, even where such information is not required by specific legislation. The accounting policies adopted are consistent with those applied in the prior year and include information required by article 2426 of the Italian Civil Code.

The financial statements as of December 31, 2002 provide comparative information for the year ended December 31, 2001. For consistency in the classification criteria adopted for the two accounting periods, in some cases, amounts in the financial statements published for the year ended December 31, 2001 have been reclassified. These changes mainly regard balance sheet items.

For the sake of clarity and ease of reading, amounts indicated in these notes are expressed in thousands of euros.

For information not specified in these notes, reference may be made to the comments contained in the Directors' report.

ACCOUNTING POLICIES

The more significant accounting policies applied in the preparation of the financial statements as of December 31, 2002 are discussed below:

a- Intangible assets

These are recorded at purchase price, including related charges and amortised on a systematic basis over the period they are expect to benefit.

Start-up expenses are amortised over five years. They include constitution costs and expenses relating to share capital increases, together with costs incurred for listing the Parent Company on the Milan Stock Exchange.

Research, development and advertising costs are charged in full as incurred (except for the residual balance relating to prior years in connection with the capitalisation of development costs which are amortised over five years).

Concessions, trademarks and similar rights are amortised in relation to their residual future benefit, considered to be twenty years for trademarks and four years for intellectual property rights. In regard to trademarks, additional amortisation is calculated, exclusively for fiscal purposes, within the limits allowed under tax law. The effects of recording such increases to the statement of income and the balance sheet are discussed below in the note on "Intangible assets".

Goodwill is amortised on a systematic basis over a period of twenty years to reflect recognition of its reasonable future benefit (except for the residual balance relating to prior years, which is amortised over ten years).

It will be recalled that, pursuant to article 2426 of the Italian Civil Code, dividends may be distributed only to the extent that remaining distributable reserves are able to cover the capitalised costs relating to the unamortised balance of those start-up expenses and research, development and advertising costs considered to benefit future accounting periods.

b- Tangible assets

These are recorded at purchase or production cost, as increased for certain asset categories by monetary revaluations carried out under Laws 576/75, 72/83 and 413/91, by the allocation of the merger deficit and as adjusted by the respective amounts of accumulated depreciation. Cost also includes directly-attributable expenses.

Fixed assets are written down at year-end in cases where there is a permanent loss in value. The value of such assets is reinstated in future accounting periods should the reasons for the writedowns no longer apply.

Tangible assets are depreciated each year on a straight-line basis using rates that reflect the useful lives of the related assets, commencing in the year in which they enter service. The rates applied are indicated below. These rates are reduced by half for assets acquired during the year.

Buildings	3.0%
Lightweight constructions	10.0%
Generic and specific plant	10.0%
Large-scale specific plant	15.5%
Treatment ovens	15.0%
Other equipment	25.0%
Purification system	15.0%
Office furniture and machines	12.0%
Electromechanical machines	20.0%
Transport vehicles	20.0%
Automobiles	25.0%

In the years in which the Company provided accelerated depreciation in order to obtain the related tax benefits, such amounts were recorded together with ordinary depreciation, with a balancing entry reflecting the direct reduction of the individual tangible assets. The effects of recording accelerated depreciation to the statement of income and the balance sheet are indicated below in the note on "Tangible assets".
Ordinary maintenance costs are fully expensed as incurred. Incremental maintenance costs that increase the useful lives of the related assets are allocated to those assets and depreciated over their residual useful lives.
Tangible assets costing less than 516 euros are amortised in full at the time of purchase.

c- Financial assets
Equity investments are stated at acquisition cost, as written down in cases where there is a permanent loss in value. Such assets are restored to their original value in future accounting periods should the reasons for the writedowns no longer apply.

d- Inventories
Inventories are stated at the lower of purchase or production cost and their realisable value, taking account of market trends, on a weighted average cost basis. Finished and semifinished products are stated at production cost; work in progress is stated taking account of production cost and the effective stage of completion at year-end. Obsolete and slow-moving inventories are written down to their estimated utilisable or realisable future value via provision of an appropriate reserve adjusting the value of inventories.

e- Receivables and payables
Receivables are stated at their estimated realisable value via provision of a writedown reserve determined in accordance with the prudence principle.
Payables are stated at their nominal value.
As permitted under Decree 231 of October 9, 2002, (EC Directive 2000/35 enabling legislation), receivables reflecting moratory interest on overdue payments are also recorded, together with a provision for moratory interest for the same amount to cover the uncertain collectibility of such receivables.

f- Short term financial assets
These securities are stated at the lower of purchase cost and their realisable value taking account of market trends. The reduced value is not maintained in future financial statements if the reasons for the writedown no longer apply.

g- Accruals and deferrals
These are determined in accordance with the matching principle and are recorded to match costs and revenues in the accounting periods to which they relate.

h- Liquid funds
These are recorded at their nominal value.

i- Reserves for risks and charges
These cover known or likely losses, the timing and amount of which cannot be determined at year-end. Provisions reflect the best estimate of losses to be incurred based on the information available.

j- Reserve for staff leaving indemnities

The reserve covers the liability at the balance sheet date to all employees for termination indemnities accrued in accordance with existing legislation and labour contracts.

k- Recognition of costs and revenues

These are recorded, in accordance with the prudence principle, on an accruals basis.
Revenues are stated net of returns, discounts, allowances and premiums, together with all taxes directly connected to the sale of products and services. Revenues from the sale of products are recognised at the time ownership passes, which is generally on delivery or shipment of the goods.
Costs are recorded using criteria similar to those applied to revenue recognition.

l- Exchange differences arising from foreign currency transactions and translation of foreign currency balances

Foreign currency transactions are recorded using exchange rates ruling at the transaction date. Any exchange differences arising during the year are reflected in the statement of income among financial income and expenses.
As permitted by law, in cases where a net loss emerges from the translation of payables and receivables and hedging contracts using year-end rates, this is credited to the exchange fluctuation reserve.

m- Financial instruments

Financial instruments used for hedging transactions covering exchange risks are valued on a consistent basis with the assets and liabilities concerned. As regards hedging transactions covering assets and liabilities not denominated in euros, the related income and expenses are recorded on an accruals basis.

n- Income taxes for the year

Income taxes are provided on the basis of taxable income, as determined in conformity with current fiscal regulations. Pursuant to document 25 issued by the National Board of Professional Accountants covering the accounting treatment to be applied to income taxes, the Company has provided prepaid taxes (deferred) in accordance with the fiscal liability method, in order to benefit from the fiscal effects on all the timing differences emerging between the book value of assets and liabilities and their corresponding fiscal values on application of the current tax rate. Prepaid taxes are recorded, net of deferred taxes, among receivables due from third parties (within current assets).

o- Dividends

Dividends and the related tax credit received from subsidiary and associated companies and other investments are recorded in the accounting period in which they are collected.

p- Memorandum accounts

Commitments and guarantees are indicated in the memorandum accounts at their contractual value.

q- Accounting treatment of transactions relating to the securitisation of receivables

In September 2002, the Company completed the transfer without recourse of revolving trade receivables on a monthly base. The transfers were carried out on a without-recourse basis under Law 52/91 (factoring law) in the context of a five-year program.

The related accounting criteria are as follows:

- The receivables transferred without recourse have been reversed from the balance sheet and their equivalent value, net of securitisation expense, has been recorded in bank accounts; that part not yet transferred relating to contractual dilution, is reflected among amounts due from third parties.
- The securitisation costs are recorded among financial charges.
- The "once-for-all" expense relating to the analysis process/start-up of the securitisation program (covering legal fees, rating and arrangement commission) has been capitalised and will be amortised over the life of the transaction. The effects on net financial position, of the operation indicated above, are discussed in the Directors' report.

r- Article 2423, paragraph 4, of the Italian Civil Code

The accounting policies adopted do not involve any exceptions pursuant to article 2423, paragraph 4, of the Italian Civil Code.

SIGNIFICANT EVENTS

During 2002, the corporate reorganisation process went ahead with a view to simplifying the Group's structure by reducing the number of companies and redefining the specific responsibilities of some of the other Group companies.

The merger by incorporation of the subsidiaries, Simac-Vetrella S.p.A. and Ariagel S.p.A. forms part of this reorganisation process. The operation was accomplished via two separate merger transactions:

- Absorption of Ariagel S.p.A. by Simac-Vetrella S.p.A.: the incorporated company's transactions were attributed to the financial statements of the incorporating company from September 1, 2002, on which date the accounting and fiscal effects commenced.
- Absorption of Simac-Vetrella S.p.A. by De'Longhi S.p.A.: since the incorporated company was wholly owned by De'Longhi S.p.A., the merger was carried out via the cancellation in full of the investment held by the incorporating company, and no increase in that company's share capital was required.
  The legal effects commenced, in conformity with article 2504-bis of the Italian Civil Code, from September 2, 2002: the incorporated company's transactions were attributed to the incorporating company's financial statements from January 1, 2002, on which date the fiscal effects commenced.

The merger deficit arising from the merger has been allocated for 1,509 thousand euros to buildings and the residual balance of 5,301 thousand euros to goodwill.

In regard to the redefinition of specific responsibilities of Group companies:

- De'Longhi Nederland B.V. now directly controls activities located in China and Hong Kong through the acquisition of a stake in DL Trading Ltd from Kenwood Appliances Plc. and plays a key role in the management of corporate trademarks.
- De'Longhi S.p.A. acquired from De'Longhi Pinguino S.A. the investment in De'Longhi Deutschland Gmbh with a view to taking direct control of the German trading affiliate, in the same way as the Company already controls the other Group trading subsidiaries.

As a result of the merger operation described above, information relating to the 2001 accounting year cannot be compared on a consistent basis with the year 2002. For this reason, the table below is provided to reflect the changes in balance sheet items based on pro-forma information prepared on a consistent basis. The table includes asset items of the absorbed companies and the adjustments required to reverse the results of transactions between De'Longhi S.p.A. and the incorporated companies.

	2002 A	2001 De'Longhi S.p.A.	2001 Simac-Vetrella S.p.A.	Ariagel S.p.A. (*)	Adjust-ments	2001 pro forma B	Dif-ference (A-B)
Intangible assets	87,814	93,227	619	3	5,301	99,150	(11,336)
Tangible assets	100,641	96,259	5,997	1,435	1,509	105,200	(4,559)
Financial assets	425,434	467,159	18	-	(20,545)	446,632	(21,198)
Total fixed assets	**613,889**	**656,645**	**6,634**	**1,438**	**(13,735)**	**650,982**	**(37,093)**
Inventories	101,209	77,555	15,769	213	-	93,537	7,672
Trade receivables	72,494	138,683	25,637	19,196	-	183,516	(111,022)
Due from associated, subsidiary and parent companies	47,505	165,568	24,251	3,505	(39,909)	153,415	(5,910)
Due from third parties	38,098	13,630	2,770	576	-	16,976	21,122
Other current assets and liquid funds	68,240	18,852	1,499	553	-	20,904	47,336
Total current assets	**427,546**	**414,288**	**69,926**	**24,043**	**(39,909)**	**468,348**	**(40,802)**
Accrued income and prepaid expenses	3,303	3,124	74	14	-	3,212	91
Total assets	**1,044,738**	**1,074,057**	**76,634**	**25,495**	**(53,644)**	**1,122,542**	**(77,804)**
Shareholders' equity	**518,312**	**507,483**	**4,657**	**2,983**	**(7,640)**	**507,483**	**10,829**
Reserves for risks and charges	**13,152**	**6,439**	**609**	**497**	**-**	**7,545**	**5,607**
Reserve for staff leaving indemnities	**13,504**	**10,337**	**1,800**	**247**	**-**	**12,384**	**1,120**
Due to banks	132,764	196,974	18,098	1,124	-	216,196	(83,432)
Due to other financial companies	20,997	3,764	12,574	-	-	16,338	4,659
Due to suppliers	134,110	91,834	24,073	1,620	6	117,533	16,577
Advances/other payables	33,222	33,923	7,771	1093	-	42,787	(9,565)
Due to subsidiary, associated and parent companies	175,229	219,991	6,860	17,681	(46,010)	198,522	(23,293)
Total payables	**496,322**	**546,486**	**69,376**	**21,518**	**(46,004)**	**591,376**	**(95,054)**
Accrued expenses and deferred income	3,448	3,312	192	250	-	3,754	(306)
Total liabilities	**526,426**	**566,574**	**71,977**	**22,512**	**(46,004)**	**615,059**	**(88,633)**
Total liabilities and shareholders' equity	**1,044,738**	**1,074,057**	**76,634**	**25,495**	**(53,644)**	**1,122,542**	**(77,804)**

(*) Information as of September 1, 2002 – start of legal and accounting effects deriving from the merger.

The tables that follow provide a comparison with 2001 data pertaining solely to De'Longhi S.p.A., while the notes to the various financial statement items explain the principal changes, taking into consideration the 2001 pro-forma information (which includes data relating to Simac-Vetrella S.p.A. and Ariagel S.p.A.).

COMMENTS ON THE PRINCIPAL ASSET ITEMS

B) FIXED ASSETS

I- Intangible assets

These are analysed as follows:

[in thousands of euros]	12/31/2002		12/31/2001		Net
	Gross	Net	Gross	Net	difference
Start-up expenses	15,152	8,869	15,072	11,740	(2,871)
Research, development and advertising costs	362	98	209	140	(42)
Patent rights	15,690	2,300	13,443	1,741	559
Concessions, licenses, trademarks and similar rights	120,487	69,030	120,373	78,785	(9,755)
Goodwill	5,623	5,165	322	161	5,004
Assets under construction	119	119	0	0	119
Other intangible assets	4,051	2,233	1,566	660	1,573
Total	**161,484**	**87,814**	**150,985**	**93,227**	**(5,413)**

The decrease of 5,413 thousand euros is the combined effect of amortisation calculated for the year of 15,115 thousand euros, increases of 3,970 thousand euros mainly referring to "Other intangible assets" (2,372 thousand euros), "Patent rights" (1,285 thousand euros) and the increase of 5,301 thousand euros in "Goodwill" following the allocation of the previously described merger deficit.

"Patent rights" mainly include charges for developing and upgrading the data processing systems.

"Concessions, licenses, trademarks and similar rights" principally include trademarks revalued following the allocation of the merger deficit in 1995. This related to the corporate trademark, and other registered Group trademarks (such as "Pinguino", "Sfornatutto", "Friggimeglio", "Stiromeglio", etc,).
Trademarks have been amortised over a 10 year period, shorter than that allowed according to the criteria mentioned above, solely for fiscal purposes, as permitted by article 2426.2 of the Italian Civil Code. The additional amortisation amounts to 3,824 thousand euros, gross of the tax effect. Had the additional amortisation not been carried out, net income for the year and shareholders' equity would have been higher by 2,284 thousand euros and 6,919 thousand euros respectively, net of the tax effect.

"Other intangible assets" principally include once-for-all charges of 868 thousand euros mostly incurred for the securitisation transaction completed in 2002.

The following statement shows changes during 2002 in the principal intangible asset items:

[in thousands of euros]	Start-up expenses	Research and development costs	Patent rights	Concessions, licenses, trademarks and similar rights	Goodwill	Assets under construction and advance payments	Other intangible assets	Total
Net opening balance	11,740	140	1,741	78,785	161	-	660	93,227
Net increases from merger	-	31	413	-	5,301	-	178	5,923
Increases	80	-	1,285	114	-	119	2,372	3,970
Decreases	-	-	-	-	-	-	(15)	(15)
Amortisation	(2,951)	(73)	(1,139)	(9,869)	(297)	-	(786)	(15,115)
Other changes (*)	-	-	-	-	-	-	(176)	(176)
Net closing balance	**8,869**	**98**	**2,300**	**69,030**	**5,165**	**119**	**2,233**	**87,814**

(*) The item refers to a reclassification among intangible and tangible assets.

II- Tangible assets

Tangible assets are analysed below:

	12/31/2002		12/31/2001		Net
[in thousands of euros]	Gross	Net	Gross	Net	difference
Land and buildings	91,004	61,548	85,258	59,254	2,294
Plant and machinery	127,036	24,140	115,588	26,890	(2,750)
Industrial equipment	88,866	8,824	66,118	7,952	872
Other	15,066	1,721	12,869	1,503	218
Assets under construction and advance payments	4,408	4,408	660	660	3,748
Total	**326,380**	**100,641**	**280,493**	**96,259**	**4,382**

The increase of 4,382 thousand euros is the net balance for investments effected during the year, 19,639 thousand euros, increases deriving from the merger, 8,941 thousand euros, and depreciation for the year, 22,761 thousand euros.

The investments principally concerned industrial equipment to make moulds for new products, 1,264 thousand euros, plant, 4,791 thousand euros, and assets under construction, 3,865 thousand euros, relating to progress in the construction of a new finished products warehouse at Mignagola (Treviso).

In the current and in prior years, accelerated depreciation was provided so as to gain tax benefits, within the limits of current tax regulations. Had depreciation been calculated only using ordinary rates, "Tangible assets" would have resulted higher by 13,792 thousand euros and "Depreciation" lower by 2,234 thousand euros. Consequently, shareholders' equity and results for the year would have been higher by 8,241 thousand euros and 1,335 thousand euros respectively, net of the related tax effect.

The Company accounts for finance lease contracts according to the equity method where the lease is recorded as a normal rental.
The financial method provides that the normal value of the asset is recorded among tangible assets, depreciated according to the applicable rates, and at the same time the financial payable is recorded among liabilities. Accumulated depreciation on the assets and interest accrued are recorded in the statement of income.

Had the finance lease accounting method been used, shareholders' equity and results for the year would have been higher by 2,421 thousand euros and 6 thousand euros respectively, net of the related tax effect.

The following table shows movements during 2002 in the principal tangible assets.

[in thousands of euros]	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets	Assets under construction and advances to suppliers	Total
Net opening balance	59,254	26,890	7,952	1,503	660	96,259
Net increases from merger (*)	(*) 5,870	1,589	1,344	138	-	8,941
Increases	647	4,791	9,072	1,264	3,865	19,639
Decreases	(1,454)	(34)	(10)	(38)	(77)	(1,613)
Depreciation	(2,790)	(9,109)	(9,716)	(1,146)	-	(22,761)
Other	21	13	182	-	(40)	176
Net closing balance	**61,548**	**24,140**	**8,824**	**1,721**	**4,408**	**100,641**

(*) The amount includes 1,509 thousand euros relating to allocation of the merger deficit.

III- Financial assets

1- Equity investments

These are analysed as follows:

Subsidiary companies	12/31/2002	12/31/2001	Change
De'Longhi Pinguino S.A.	25,651	22,744	2,907
Simac-Vetrella S.p.A.	0	10,393	(10,393)
Ariagel S.p.A.	0	2,073	(2,073)
La Supercalor S.p.A.	2,933	2,933	0
De'Longhi France S.A.r.l.	2,440	2,440	0
De'Longhi Deutschland Gmbh	2,120	0	2,120
De'Longhi America Inc.	0	1,407	(1,407)
De'Longhi Canada Inc.	1,214	1,214	0
De'Longhi Ltd	1,145	1,145	0
De'Longhi Nederland B.V.	7,681	681	7,000
De'Longhi Capital Services S.p.A.	105	0	105
Clim.Re S.A.	54	54	0
E-Services S.r.l.	26	26	0
Total	**43,369**	**45,110**	**(1,741)**

Associated companies	12/31/2002	12/31/2001	Change
Investment held through Comitalia Compagnia Fiduciaria S.p.A.	3,025	3,025	0
Omas S.r.l.	1,136	1,136	0
Effegici S.r.l.	201	201	0
Parex Industries Ltd	0	0	0
Total	**4,362**	**4,362**	**0**

Other companies	12/31/2002	12/31/2001	Change
SP. Tasoglou S.A.	0	142	(142)
Other minor investments	10	10	0
Total	**10**	**152**	**(142)**

Total equity investments	47,741	49,624	(1,883)

Investments in subsidiary and associated companies and changes in these holdings during 2002 are summarised in annex 1 to these notes, as required by article 2427 of the Italian Civil Code.

The 1,883 thousand euro decrease mainly derives from the corporate reorganisation process carried out during 2002, as discussed above in the section on "Significant events", and the writedown of certain investments, as detailed below:

- Elimination of the book value of Simac-Vetrella S.p.A. and Ariagel S.p.A. resulting from their merger by incorporation described previously.
- Constitution of De'Longhi Capital Services S.p.A. for the purpose of managing the centralised treasury for other Group companies.
- Purchase of an interest in De'Longhi Deutschland Gmbh by De'Longhi Pinguino S.A. and the subsequent recapitalisation of 4,000 thousand euros being paid in for future capital increases. The investment was prudently written down by 1,880 thousand euros to take account of the operations loss and risks deriving from the completion of the ongoing reorganisation process.
- 7,000 thousand euros paid in for future capital increases by the subsidiary company, De'Longhi Nederland B.V.
- 22,000 thousand euros paid in for future capital increases in De'Longhi Pinguino S.A. and the consequent prudent writedown of 19,093 thousand euros due to realignment to the value of shareholders' equity.
- Writedown of the interest in De'Longhi America Inc. of 1,407 thousand euros consequent to loss for the year 2002 which put the company's shareholders equity to zero.
- Disposal of the investment in Sp. Tasoglou.

As required under article 2426.3 of the Italian Civil Code, it is disclosed that the carrying value of certain companies has been recorded as higher than the company's interest in equity, resulting from the latest approved financial statements, since there are positive economic prospects and additional values recorded in the assets of the company.

2- Accounts receivable

These are analysed as follows:

Due from subsidiary companies

The amounts due are principally from De'Longhi Pinguino S.A. and reflect loans granted to purchase equity investments carried out in previous years. These are short-term loans and mature interest at market rates.

The change with respect to December 31, 2001 amounts to 38,185 thousand euros; annex 3 of the present notes gives the composition of the balance.

Due from associated companies

This is a loan maturing on March 31, 2002 and bearing interest at market rates.

The change with respect to December 31, 2001 amounts to 1,237 thousand euros; annex 3 of the present notes gives the composition of the balance.

Due from third parties	12/31/2002	12/31/2001	Change
Deduction of advance on staff leaving indemnities	273	505	(232)
Guarantee deposits	70	56	14
Other	4	0	4
Total	**347**	**561**	**(214)**

C) CURRENT ASSETS

I- Inventories

These are analysed as follows:

	12/31/2002	12/31/2001	Change
Raw materials	38,530	29,505	9,025
Work in progress	10,125	7,959	2,166
Finished products	52,554	40,091	12,463
Total	**101,209**	**77,555**	**23,654**

The increase in inventories of 23,654 thousand euros with respect to the same period in 2001 is principally due to the effect of the merger of Simac-Vetrella S.p.A. and Ariagel S.p.A., 15,982 thousand euros

Inventories are adjusted by an inventory writedown provision of 4,988 thousand euros (2,948 thousand euros in 2001) for slow moving or obsolete products and raw materials, considered as no longer strategic to the Company.

Furthermore the valuation of inventories at current cost would not show any significant differences.

II- Accounts receivable

1- Trade receivables

This balance comprises:

	12/31/2002	12/31/2001	Change
Trade receivables	75,511	142,133	(66,622)
Provision for doubtful debts	(2,487)	(3,450)	963
Provision for moratory interest	(530)	0	(530)
Total	**72,494**	**138,683**	**(66,189)**

The decrease of 66,189 thousand euros is the result of transferring receivables without recourse within the limits of the securitisation transaction already described and the average improvement in terms of collection.

On a consistent basis, considering the effects of the merger and the securitisation transaction already described, trade receivables are analysed as follows:

Trade receivables	12/31/2002	12/31/2001	Change
- as in financial statements	75,511	142,133	(66,622)
- merger effect	0	44,833	(44,833)
- securitisation effect	100,677	0	100,677
Pro-forma data	**176,188**	**186,966**	**(10,778)**

As requested by CONSOB notification No. 3360 of April 9, 1997, the receivables transferred which will be collected at their natural maturity, amount to 100,677 thousand euros as of December 31, 2002, and trade receivables transferred by De'Longhi S.p.A in the period October-December 2002 (turnover) amount to 140,732 thousand euros.

Trade receivables are shown net of the provisions for doubtful debts of 2,487 thousand euros. This represents a reasonable estimate of the risk at the time the financial statements were prepared. The provision has been prudently made against certain disputed receivables, whose collectibility is in any case doubtful, taking into account that a significant part of the receivables is covered by insurance policies with leading companies.

Changes in the provisions for doubtful debts are summarised in the following table:

Provisions for doubtful debts	
Balance as of 01/01/2002	3,450
Increase from merger	879
Utilisation	(4,037)
Provision	2,195
Balance as of 12/31/2002	**2,487**

The Company received guarantees from customers (mostly sureties) for 2,110 thousand euros to cover commercial transactions.

Receivables include 530 thousand euros for moratory interest which has been offset by a provision for moratory interest for the same amount in case these receivables cannot be collected.

2- Due from subsidiary companies

These are all trade receivables; the details are reported in annex 3 to these notes.
The change compared to December 31, 2001 amounts to 20,956 thousand euros.

3- Due from associated companies

These are trade receivables mostly from Parex Industries Limited, the distributor in the New Zealand and Australian markets, and Omas S.r.l.; details are reported in annex 3 to these notes.

5- Due from third parties

These include:

	12/31/2002	12/31/2001	Change
Prepaid taxes	13,889	5,567	8,322
Due from tax authorities	205	2,823	(2,618)
Advances to suppliers	1,492	507	985
Advances to employees	274	168	106
Other amounts due	22,238	4,565	17,673
Total due from third parties	**38,098**	**13,630**	**24,468**

The increase of 24,468 thousand euros is due to the recording of prepaid taxes of 8,322 thousand euros and to an increase in Other amounts due of 17,673 thousand euros, of which 16,424 thousand euros refer to payment of the transaction for the transfer of receivables previously described (securitisation) not yet collected as of December 31, 2002 (contractual dilution).

"Prepaid taxes" reflect the recording of amounts calculated on the timing differences arising between book values of assets and liabilities and the corresponding tax values.

The asset balance of prepaid taxes as of December 31, 2002 is 13,889 thousand euros.
Details are as follows:

	12/31/2002	12/31/2001	Change
Prepaid taxes relating to:			
- Reserves for risks and charges	5,978	4,269	1,709
- Writedowns of equity investments	7,394	543	6,851
- Other temporary differences	889	793	96
Deferred taxes relating to:			
- Other temporary differences	(372)	(38)	(334)
Total prepaid taxes (deferred)	**13,889**	**5,567**	**8,322**

Amounts due from third parties beyond 12 months amount to 13,935 thousand euros and comprise the following:

	12/31/2002	12/31/2001	Change
Prepaid taxes	13,889	5,567	8,322
Due from tax authorities	46	1,594	(1,548)
Total due from third parties	**13,935**	**7,161**	**6,774**

Such receivables do not include amounts collectible beyond 5 years.

III- Short term financial assets

This item, equal to 606 thousand euros, includes shareholdings acquired to utilise a liquidity surplus.

IV- Liquid funds

The item, at 67,634 thousand euros, includes collections from customers received at year end. The change with respect to December 31, 2001 is due to entries from the securitisation transaction

D) ACCRUED INCOME AND PREPAID EXPENSES

These are analysed below:

Accrued income:	12/31/2002	12/31/2001	Change
Interest income	2,672	1,833	839
Total	**2,672**	**1,833**	**839**

Prepaid expenses:	12/31/2002	12/31/2001	Change
Interest expense	194	527	(333)
Other	437	764	(327)
Total	**631**	**1,291**	**(660)**
Total accrued income and prepaid expenses	**3,303**	**3,124**	**179**

"Accrued income" includes financial income mainly relating to hedging transactions in derivatives.

Prepaid expenses "Interest expense" principally refers to once-for-all commission of 128 thousand euros, paid at the time the contract hedging interest and exchange rates was signed in connection with a loan received of 14.7 Yen (see the comment in "Due from subsidiary companies").

COMMENTS ON THE PRINCIPAL LIABILITY ITEMS

A) SHAREHOLDERS' EQUITY

Changes in the items comprising shareholders' equity are recorded in the balance sheet. The principal shareholders' equity accounts are discussed below, together with the related changes during the year.

Information relating to the tax credits attributable to the shareholders in case of distribution of dividends is summarised in annex 6 of the present notes.

I- Share capital

The share capital of De'Longhi S.p.A amounting to 448.5 million euros is represented by 149,500,000 shares at a par value of 3 euros each.

IV- Legal reserve

As of December 31, 2001 this item amounted to 3,254 thousand euros. The increase of 307 thousand euros is due to the allocation of net income for the year according to that resolved at the shareholders' meeting on April 23, 2002.

VII- Other reserves

Extraordinary reserve

The extraordinary reserve amounts to 35,488 thousand euros. The increase of 899 thousand euros with respect to December 31, 2001 is due to the allocation of net income for the year according to that resolved at the shareholders' meeting on April 23, 2002.

In 2000 the Company re-aligned the fiscally recognised values of certain categories of non current assets in respect of additional statutory values shown in the financial statements. As provided by reference regulations, a fiscal charge has been placed on the shareholders' equity item "Extraordinary reserve" of 17,560 thousand euros, on the balance sheet item "Legal reserve", 2,324 thousand euros and on the item "Share capital", 99,934 thousand euros, for a total of 119,818 thousand euros. For the amounts indicated above, the items in shareholders' equity therefore form part of the Company's taxable income in the case of distribution.

B) RESERVES FOR RISKS AND CHARGES

1- Pensions and similar commitments

The Agents' leaving indemnity reserve includes provisions made against indemnities which must be paid to agents, under the terms in article 1751 of the Italian Civil Code.
Details of the agents' leaving indemnity reserve are given below:

	Balance 2001	Increase due to merger	Utilisation	Provision	Balance 2002
Agents' leaving indemnity reserve	1,564	273	(368)	373	1,842

3- Other

This are analysed below:

	Balance 2001	Increase due to merger	Utilisation	Provisions	Balance 2002
Product warranty reserve	1,150	62	(1,212)	2,509	2,509
Reserve for returns	623	0	0	409	1,032
Reserve for risks	1,502	313	0	2,000	3,815
Insurance excess reserve	1,600	0	(697)	756	1,659
Reserve for coverage of investment losses	0	0	0	2,240	2,240
Reorganisation reserve	0	458	(509)	106	55
Total	**4,875**	**833**	**(2,418)**	**8,020**	**11,310**

The Product warranty reserve was provided on the basis of a prudent estimate of costs for warranty repairs on sales carried out as of December 31, 2002, taking account of new laws introduced by Decree 24/2002.

The Insurance excess reserve relates to liability risks which could arise following certain claims (limited to insurance excess to be charged to us).

The Reserve for risks includes a prudent provision of 2,000 thousand euros against possible contractual risks and provisions against risks of a varying nature which could give rise to potential liabilities.

There are also certain ongoing disputes with third parties, but according to various opinions and backed by the positive outcome of legal proceedings, it is believed that these will not give rise to liabilities which could materially influence the Group parent company's financial position.

The Reserve for coverage of investment losses refers to the Company's share in covering the equity deficit of investments in De'Longhi America Inc. (470 thousand euros) and Parex Industries Limited (1,770 thousand euros) as of December 31, 2002.

C) RESERVE FOR STAFF LEAVING INDEMNITIES

Changes taking place during the year are summarised below, by category:

	Managers	White collars	Workers	Total
Opening balance as of 01.01.02	**1,324**	**3,365**	**5,648**	**10,337**
Increase due to merger	40	803	1,204	2,047
Provision	393	1,285	2,096	3,774
Indemnities paid	(411)	(875)	(1,368)	(2,654)
Closing balance 12.31.02	**1,346**	**4,578**	**7,580**	**13,504**

D)- ACCOUNTS PAYABLE

The following are the changes in the individual balance sheet items.

3- Due to banks

Amounts due to banks are analysed below:

	Within 1 year	From 1-5 years	Beyond 5 years	Balance 31/12/02	Balance 31/12/01
Short-term loans in euros or foreign currency	7,546	-	-	7,546	63,020
Loans on bills portfolio	-	-	-	-	4,453
Current portion of long-term loans	39,972	-	-	39,972	7,933
Total short-term amounts due to banks	**47,518**	-	-	**47,518**	**75,406**
Long-term loans	-	84,163	1,083	85,246	121,568
Total amounts due to banks	47,518	84,163	**1,083**	132,764	**196,974**

The above payables are not assisted by secured guarantees.
For a better understanding of the changes in the Company's financial position, please refer to the statement of changes in cash flows and to comments in the Directors' report.

4- Due to other financial companies

The total of 20,997 thousand euros reflects advances on the transfers of receivables with recourse, 13,961 thousand euros, and payables to the Ministry of Industry for reduced-rate loans of 7,036 thousand euros.

5- Advances from customers

These refer to advances for supplies and guarantees received from customers.

6- Trade payables

The balance represents the amount due by the Company to third parties for the supply of goods and services.
The change of 42,276 thousand euros with respect to December 31, 2001 reflects the above mentioned merger transaction and the higher volume of activities for 25,693 thousand euros.

8- Due to subsidiary companies

These amounts are analysed below:

	12/31/2002	12/31/2001	Change
Trade payables	11,809	38,722	(26,913)
Financial payables	161,197	177,681	(16,484)
Total	**173,006**	**216,403**	**(43,397)**

Details of trade payables are summarised in annex 3 to these notes.
Financial payables mainly refer to interest-bearing loans granted by the subsidiary company De'Longhi Pinguino S.A., of 6,885 thousand euros and Yen 14.7 billion disbursed during 2000, the exchange risk of which is covered by the use of financial instruments. Annex 3 gives details of the financial statement balance.

9- Due to associated companies

The change with respect to December 31, 2001 amounts to 1,365 thousand euros. Annex 3 gives details of the financial statement balance.

11- Due to tax authorities

Details by category, are analysed below:

	12/31/2002	12/31/2001	Change
Direct taxes	11,108	18,447	(7,339)
Indirect taxes	2,727	0	2,727
Substitute taxes	2,740	1,898	842
Total due to tax authorities	**16,575**	**20,345**	**(3,770)**

Amounts due for "Direct taxes" include current taxes net of advances, withholdings and tax credits, together with the substitute tax of 7,587 thousand euros relating to tax value realignments carried out in 2000.
Amounts due for "Indirect taxes" refer to the VAT liability arising from settlement of the month of December 2002.

12- Due to social security institutions

These amounts are analysed below:

	12/31/2002	12/31/2001	Change
Inps (Social security)	2,838	1,953	885
Fasi – Inpdai (Social security for Industrial Executives)	179	140	39
Enasarco (Assistance to Commercial Agents and Reps.)	222	105	117
Inail (Nat. Ins. Inst. for industrial accidents)	43	107	(64)
Social security	95	72	23
Other institutes	68	54	14
Total due to social security institutions	**3,445**	**2,431**	**1,014**

13- Other payables

These are analysed below:

	12/31/2002	12/31/2001	Change
Due to employees	10,838	8,537	2,301
Other	1,131	1,981	(850)
Total other payables	**11,969**	**10,518**	**1,451**

"Due to employees" include amounts due but not yet paid.

E) ACCRUED EXPENSES AND DEFERRED INCOME

These are analysed below:

	12/31/2002	12/31/2001	Change
Accrued expenses:			
Interest on long-term loans	218	49	169
Other accrued expenses	2,671	2,288	383
Total accrued expenses	**2,889**	**2,337**	**552**
Total deferred income	**559**	**975**	**(416)**
Total accrued expenses and deferred income	**3,448**	**3,312**	**136**

"Other accrued expenses" mainly refer to transactions hedging exchange and interest rates.
Deferred income is the quota of interest for future years, relating to the loan to the associated company Parex Industries Limited.

MEMORANDUM ACCOUNTS

The composition and comparison with the previous year is set out below:

	12/31/2002	12/31/2001	Change
Fiduciary guarantees granted:			
- in favour of subsidiary companies	457,004	220,752	236,252
- in favour of affiliated companies	801	1,236	(435)
- in favour of third parties	175	715	(540)
Total fiduciary guarantees granted	**457,980**	**222,703**	**235,277**
Commitments			
Leasing charges due	3,087	0	3,087
Total commitments	**3,087**	**0**	**3,087**

Guarantees given in favour of subsidiary companies rose by 236,252 thousand euros mainly due to the transferral of bank credits to the newly set up De'Longhi Capital Services S.p.A., in view of the centralised treasury activities which this company will carry out as from 2003, for Group companies resident in Italy.

This is analysed below:

Guarantees given in favour of:	12/31/2002	12/31/2001	Change
De'Longhi Capital Services S.p.A.	203,000	0	203,000
De'Longhi Pinguino S.A.	150,000	150,000	0
Kenwood Ltd	53,805	7,746	46,059
De'Longhi America Inc.	14,303	14,751	(448)
De'Longhi Japan Corp.	12,863	13,874	(1,011)
DL Radiators S.p.A.	11,096	15,128	(4,032)
De'Longhi Ltd	9,224	9,860	(636)
De'Longhi Deutschland Gmbh	1,023	1,023	0
La Supercalor S.p.A.	852	852	0
De'Longhi France S.A.r.l.	838	838	0
Ariagel S.p.A.	0	2,129	(2,129)
Simac-Vetrella S.p.A.	0	4,551	(4,551)
Total	**457,004**	**220,752**	**236,252**

Guarantees given in favour of affiliated companies refer to sureties granted to Immobiliare Findomestic S.r.l. against the end-of-lease payments of a real estate lease.

Financial instruments hedging financial risks

In order to reduce financial risks deriving from fluctuations in exchange and interest rates connected to trading transactions and financial operations, the Company has signed hedging contracts in the context defined by the needs of the core business.
In certain cases, within the context of the centralised management of Group financial exposure, the Company has carried out hedging transactions in the interests of certain subsidiary companies. There has been no effect on De'Longhi S.p.A., since each transaction put in place with market operators is counterbalanced by an identical intercompany transaction on the other side.

Exchange rate derivatives: these include hedging transactions put in place to guarantee a pre-arranged exchange rate for the collection (or payment) of the various currencies. They include both forward transactions and structured options for the principal currencies involved (US dollar, British pound, Japanese yen, Canadian dollar and the Polish zloty).
As of December 31, 2001, the nominal amounts of the above transactions (net of any counterbalancing transactions) are the following:

Transactions set up by De'Longhi S.p.A. with third parties:

(i) sale of US dollars against euros	US	50,268,375
(ii) purchase of US dollars against euros	USD	34,575,500
(iii) sale of British pounds against euros	GBP	99,934,704
(iv) sale of Japanese yen against euros	JPY	1,509,947,644
(v) sale of Canadian dollars against euros	CAD	28,000,000
(vi) sale of Polish zlotys against euros	PLN	39,000,000

There are also potential buying hedges for US$ 27,250,000 and selling hedges for JPY 390,052,356, which could mature depending on the specific timing trend of the reference spot exchange.

Transactions set up by De'Longhi S.p.A. with Group companies (*):

(i) purchase of British pounds against euros	GBP	17,000,000
(ii) purchase of US dollars against euros	USD	968,375
(iii) sale of US dollars against euros	USD	75,500
(iv) purchase of Polish zlotys against euros	PLN	39,000,000
(ii) sale of US dollars against British pounds	USD	68,000,000

(*) As mentioned above, these transactions did not effect De'Longhi S.p.A..

Interest rate derivatives: these represent financial instruments which the Company uses for the purpose of pre-arranging a maximum cost (in terms of interbank rates, considered as base interest rates) for a part of the financial indebtedness. These instruments usually have a multi-year duration and can also be linked to specific collection transactions on the capital markets. The transactions as of December 31, 2002 amount to 206,810 thousand euros, of which 165,494 thousand euros mature in 2003, 25,823 thousand euros mature in 2004, and 15,494 thousand euros mature in 2006.

In particular, of the total included above, 150 million euros relate to the bond issued by De'Longhi Pinguino S.A., maturing in April 2003, for 14.7 billion Yen (refer to the liabilities item "Due to subsidiary companies").

COMMENTS ON THE PRINCIPAL STATEMENT OF INCOME ITEMS

A) VALUE OF PRODUCTION

Revenues for sales and services and other revenues are analysed below:

Revenues by geographical area:

	12/31/2002	%	12/31/2001	%	Change
Italy (*)	281,849	44.0%	197,901	34.8%	83,948
USA, Canada and Mexico	81,087	12.7%	94,939	16.7%	(13,852)
Japan	31,176	4.9%	30,550	5.4%	626
Great Britain	38,537	6.0%	54,812	9.6%	(16,275)
Other European countries	142,806	22.3%	120,441	21.2%	22,365
Rest of the world	64,545	10.1%	69,984	12.3%	(5,439)
Total	**640,000**	**100%**	**568,627**	**100%**	**71,373**

Revenues by product lines:

	12/31/2002	%	12/31/2001	%	Change
Cooking and food preparation , home cleaning and ironing (*)	304,602	47.6%	226,483	39.8%	78,119
Heating	140,981	22.0%	156,637	27.5%	(15,656)
Air-conditioning and air treatment	146,064	22.8%	140,228	24.7%	5,836
Other	48,353	7.6%	45,369	8.0%	2,984
Total	**640,000**	**100%**	**568,627**	**100%**	**71,373**

(*) The amounts relating to 2002 include sales made in the first nine months of 2002 by Simac-Vetrella S.p.A. to De'Longhi S.p.A. for a total of 27,386 thousand euros and sales made in the same period by De'Longhi S.p.A. to Simac-Vetrella S.p.A. for 8,064 thousand euros.

4- Own work capitalised

The charges relating to upgrading software have been capitalised in "Intangible assets" and charges relating to internal contracts for modifications to moulds and to the realisation of diverse workshop equipment have been charged to "Tangible assets".

5- Other income

This is analysed as follows:

	12/31/2002	12/31/2001	Change
Transport costs reimbursed	7,750	6,280	1,470
Contingent assets	1,430	3,329	(1,899)
Operating grants	110	841	(731)
Claim damages received	535	1,067	(532)
Consultancy services given	2,374	1,667	707
Miscellaneous other income	9,503	7,051	2,452
Total	**21,702**	**20,235**	**1,467**

Transport costs reimbursed include charges incurred and recharged to customers.

Out-of-period income includes 402 thousand euros for the release of reserves previously provided and for the reimbursement of miscellaneous expenses.

Operating grants refer to applied research projects according to Law 46/82.
Consultancy services given include payments for services of an administrative nature and for services given by employees to other companies in the Group.

Miscellaneous other income includes a payment of 4,000 thousand euros received to cover the mutual cancellation of a supply contract, a capital gain relating to the disposal of an industrial building for 1,145 thousand euros and a tax credit according to Law 388/2000 for 650 thousand euros following the increase in the occupational base.

B) PRODUCTION COSTS

6- Raw materials, other materials and consumables

These are analysed below:

	12/31/2002	12/31/2001	Change
Raw materials purchased	29,727	22,397	7,330
Components purchased (*)	188,960	146,367	42,593
Finished products purchased (**)	108,125	111,359	(3,234)
Other miscellaneous purchases	10,616	7,903	2,713
Total	**337,428**	**288,026**	**49,402**

(*) The amounts relating to 2002 include purchases made in the first nine months of 2002 by Simac-Vetrella S.p.A. from De'Longhi S.p.A. for a total of 5,738 thousand euros and purchases made in the same period by De'Longhi S.p.A. from Simac-Vetrella S.p.A. for 8,193 thousand euros.

(**) The amounts relating to 2002 include purchases made in the first nine months of 2002 by Simac-Vetrella S.p.A. from De'Longhi S.p.A. for a total of 2,326 thousand euros and purchases made in the same period by De'Longhi S.p.A. from Simac-Vetrella S.p.A. for 19,193 thousand euros.

Finished products were mainly purchased by other companies in the Group.

7- Services

These are analysed below:

	12/31/2002	12/31/2001	Change
Advertising	34,853	26,641	8,212
Transport	19,309	16,530	2,779
Outsourcing	21,128	15,677	5,451
Commission	14,809	9,857	4,952
Consulting services	5,793	6,031	(238)
Technical servicing	6,721	7,221	(500)
Motive power	3,789	3,814	(25)
Travelling expenses	3,498	3,486	12
Insurances	3,842	3,431	411
Warehousing expenses and contributions	3,253	2,786	467
Temporary work	3,292	2,072	1,220
Third-party maintenance services	2,040	1,908	132
Other miscellaneous services	15,359	13,902	1,457
Total	**137,686**	**113,356**	**24,330**

The total of fees paid to directors and statutory auditors, included in Other miscellaneous services, is summarised in annex 4 to these notes.

9- Payroll and related costs

The number of people by category is summarised in the following table (Workforce as of December 31, 2002 and the average for 2002):

	12/31/2002	Average 2002	12/31/2001	Average 2001
Workers	1,654	1,701	1,286	1,329
White collars	648	648	510	504
Managers	40	39	35	35
Total	**2,342**	**2,388**	**1,831**	**1,868**

The workforce increased on an average by 520 employees mainly due to the previously mentioned merger which brought in an average of 414 employees.

10- Amortisation, depreciation and writedowns

Amortisation and writedowns amount to 37,876 thousand euros (35,887 thousand euros in 2001).

Writedowns of receivables included in current assets of 2,195 thousand euros refer to a prudent provision for doubtful debts commented on in the paragraph relating to trade receivables.

12/13- Provisions for risks and charges/Other provisions

The items mainly include provisions to the reserve for risks, the reserve for returns, the product warranty reserve and to the agents' leaving indemnity reserve, all of which have been commented on previously in the section "Provisions for risks and charges".

14- Other operating expenses

These are analysed below:

	12/31/2002	12/31/2001	Change
Other taxes and duties	1,205	857	348
Out-of-period expense	914	495	419
Membership fees	264	168	96
Other miscellaneous expenses	2,386	753	1,633
Total	**4,769**	**2,273**	**2,496**

C) FINANCIAL INCOME AND EXPENSES

These are analysed below:

	12/31/2002	12/31/2001	Change
Income from equity investments:			
Income from:			
- Gains on disposals	927	1,313	(386)
- Dividends	10,243	71	10,172
- Tax credits	81	42	39
Total income from equity investments (a)	**11,251**	**1,426**	**9,825**

Other financial income	**12/31/2002**	**12/31/2001**	**Change**
Subsidiary companies	19,994	11,546	8,448
Associated companies	416	374	42
Other:			
- banks	301	765	(464)
- exchange gains and income from exchange rate hedges	17,847	10,282	7,565
- income from interest rate hedges	1,269	1,421	(152)
Miscellaneous income	722	198	524
Total (b)	**40,549**	**24,586**	**15,963**

Interest and other financial charges	**12/31/2002**	**12/31/2001**	**Change**
Subsidiary companies	3,145	2,501	644
Other			
- interest on long-term loans	5,867	4,548	1,319
- bank interest expense	2,745	3,990	(1,245)
- securitisation costs	1,761	0	1,761
- exchange losses and charges on exchange rate hedges	13,747	11,238	2,509
- charges on interest rate hedges	10,696	8,948	1,748
- miscellaneous financial charges	6,733	4,539	2,194
Total (c)	**44,694**	**35,764**	**8,930**

Total financial income (expenses) (a + b - c)	**7,106**	**(9,752)**	**16,858**

Gains on disposals reflect sales of securities.
Dividends have mainly been paid by the subsidiary companies, De'Longhi Nederland B,V. (10,100 thousand euros), E-Services S.r.l. (107 thousand euros) and by the associated company, Effegici S.r.l. (6 thousand euros).

"Miscellaneous financial charges" mainly include financial discounts, 1,808 thousand euros, factoring interest and commission payable, 2,466 thousand euros and interest on the extension of tax payments, 1,249 thousand euros.

Details by type are as follows:

	12/31/2002	12/31/2001	Change
Income from equity investments	11,251	1,426	9,825
Interest income (expenses) net	4,861	(7,961)	12,822
Gain (loss) on exchange transactions	4,100	(956)	5,056
Gain (loss) on interest rate hedges	(9,427)	(7,527)	(1,900)
Miscellaneous financial income (charges)	(3,679)	5,266	(8,945)
Total financial income (charges)	**7,106**	**(9,752)**	**16,858**

D) ADJUSTMENTS IN VALUE OF FINANCIAL ASSETS

19) Writedowns

These are analysed below:

	12/31/2002	12/31/2001	Change
Writedowns of investments in subsidiary companies	24,619	24,853	(234)
Writedowns of other investments	70	0	70
Total writedowns	**24,689**	**24,853**	**(164)**

The amounts mainly refer to a writedown of a holding in the subsidiary companies, De'Longhi Pinguino S.A. (19,093 thousand euros), De'Longhi America Inc. (1,876 thousand euros), De'Longhi Deutschland Gmbh (1,880 thousand euros) and Parex Industries Ltd (1,770 thousand euros) (for further information refer to Financial assets).

E) EXTRAORDINARY INCOME AND EXPENSES

21- Extraordinary expenses

This is analysed below:

	12/31/2002	12/31/2001	Change
Taxation deriving from prior years	363	863	(500)
Other	875	1,932	(1,057)
Total extraordinary expenses	**1,238**	**2,795**	**(1,557)**

Taxation deriving from prior years, 341 thousand euros reflects charges for IRPEG (Corporate income tax) for 2001 and 22 thousand euros for amounts paid following the assessment relating to 1997 (for VAT, ILOR and IRPEG) for the merged company Simac-Vetrella S.p.A.
Other refers to termination incentives and reorganisation costs for 573 thousand euros and to charges pertaining to previous years for 302 thousand euros.

22- Income taxes for the year

These are analysed below:

	12/31/2002	12/31/2001	Change
Current income taxes	18,019	8,089	9,930
Deferred taxes	(7,608)	1,559	(9,167)
Total	**10,411**	**9,648**	**763**

Current income taxes include IRPEG, 12,661 thousand euros and IRAP, 5,358 thousand euros.
The effective tax rate (39,8%) does not differ significantly from the theoretical tax rate (40,25%): The slight difference is the result of benefits deriving from Dual Income Tax (Decree 466/97) and from IRAP which has a different basis of taxation.

Financial and business relations with parent, subsidiary, associated and related companies
With reference to CONSOB notifications 97001574 of February 20, 1997, 98015375 of February 27, 1998 and 2064231of September 30, 2002, which refer to transactions between Group companies and related parties, all the transactions put in place are part of normal Group administration, excepting that already specified in these notes, and are regulated according to market conditions.
Effects deriving from De'Longhi S.p.A's transactions with parent, subsidiary, associated companies and related parties, are summarised in annex 3 to these notes.

Fees paid to Directors and Statutory Auditors
Annex 4 gives the information required by CONSOB regulations (Resolution 11971 of May 14, 1999).

Stock option allotted to the directors
Annex 5 gives the information required by CONSOB regulations (Resolution 11971 of May 14, 1999), and by CONSOB notification 11508 of February 15, 2000.

Subsequent events
Please refer to the Directors' report on operations.

Treviso, Italy,
March 21, 2003

De'Longhi S.p.A.
Managing Director
Stefano Beraldo

ANNEXES

These annexes contain information additional to that reported in the explanatory notes, of which they form an integral part.

Such information is contained in the annexes listed below:

1. List of subsidiary and associated companies and changes in equity investments.
2. Statement of revalued assets.
3. Financial and business relations with parent, subsidiary, associated and related companies.
4. Fees paid to Directors and Statutory Auditors.
5. Stock options allotted to Directors.
6. Taxes available for attribution of the tax credit to shareholders.

List of holdings in subsidiary and associated companies, as required by article 2427 of the Italian Civil Code

(Annex 1 to the explanatory notes) (*)

Name of company	Registered offices		Share capital		Shareholders' equity		Prior year income (loss)	Percentage held	Book value
Subsidiary companies									(in '000 euros)
DE'LONGHI AMERICA INC.	Saddle Brook (USA)	USD	9,100,000	USD	(489,969)	USD	(3,087,565)	100%	0
DE'LONGHI LTD	Wellingborough (GB)	GBP	4,000,000	GBP	1,145,370	GBP	(1,841,152)	100%	1,145
DE'LONGHI FRANCE SARL	Asnieres Cedex (F)	EUR	2,737,500	EUR	6,035,209	EUR	2,436,396	100%	2,440
DE'LONGHI NEDERLAND BV	DB Leiden (NL)	EUR	226,890	EUR	9,078,447	EUR	484,013	100%	7,681
DE'LONGHI CANADA INC.	Mississauga – Ontario (CAN)	CAD	1	CAD	3,565,594	CAD	1,260,287	100%	1,214
DE'LONGHI PINGUINO SA	Luxembourg (L)	EUR	26,500,000	EUR	25,651,031	EUR	(19,093,131)	100%	25,651
DE'LONGHI DEUTSCHLAND GMBH	Seligenstadt (D)	EUR	2,100,000	EUR	3,487,751	EUR	614,922	100%	2,120
LA SUPERCALOR SPA	Seregno (MI)	EUR	520,000	EUR	1,216,572	EUR	161,785	100%	2,933
DE'LONGHI CAPITAL SERVICES SPA	Treviso	EUR	100,000	EUR	96,414	EUR	(2,688)	100%	105
E-SERVICES SRL	Treviso	EUR	50,000	EUR	466,274	EUR	399,192	51%	26
CLIM.RE SA	Luxembourg (L)	EUR	1,239,468	EUR	1,239,468	EUR	0	4%	54
Total									43,369

Name of company	Registered offices		Share capital		Shareholders' equity		Prior year income (loss)	Percentage held	Book value
Associated companies									
OMAS SRL (2)	S.VITTORIO DI GUALTIERI (RE)	EUR	364,000	EUR	2,577,376	EUR	35,678	40%	1,136
EFFEGICI SRL (2)	GORGO AL MONTICANO (TV)	EUR	244,400	EUR	327,746	EUR	29,860	25%	201
PAREX INDUSTRIES LTD (3)	AUCKLAND (NZ)	NZD	7,600,000	NZD	(3,908,407)	NZD	(3,322,097)	49%	0
Investment held via Compagnia Fiduciaria Comitalia S.p.A. (1) (2)		EUR	520,000	EUR	6,826,123	EUR	319,321	40%	3,025
Total									4,362

(1) The investment held via Compagnia Fiduciaria Comitalia S.p.A. relates to a company producing finished products on behalf of the Group. In this regard, as permitted by applicable legislation (art. 39 of Decree 127/91), the name of the subsidiary company has been omitted, thus causing no damage to the company itself or to De'Longhi S.p.A.

(2) Data relating to the financial statements as of December 31, 2001.

(3) Data relating to the financial statements as of December 31, 2002.

(*) Unless otherwise specified, information relates to the financial statements as of December 31, 2002.

47

(in thousands of euros)

Statement of changes in equity investments

(Annex 1 to the explanatory notes)(contd.)

Investments	Book value as of December 31, 2001	Acquisitions, subscriptions and coverage of losses	Disposals, spin-offs, and reclassifications	Writedowns and writebacks, net	Book value as of December 31, 2002
Subsidiary companies					
De'Longhi Pinguino S.A.	22,744	22,000		(19,093)	25,651
Simac-Vetrella S.p.A.	10,393		(10,393)		-
Ariagel S.p.A.	2,073	1,983	(4,056)		-
La Supercalor S.p.A.	2,933				2,933
De'Longhi France S.a.r.l.	2,440				2,440
De'Longhi Deutschland Gmbh	-	4,000		(1,880)	2,120
De'Longhi America Inc.	1,407			(1,407)	-
De'Longhi Canada Inc.	1,214				1,214
De'Longhi Ltd	1,145				1,145
De'Longhi Nederland B.V.	681	7,000			7,681
De'Longhi Capital Services S.p.A.	-	105			105
Clim.Re S.A.	54				54
E-Services S.r.l.	26				26
Total subsidiary companies	**45,110**	**35,088**	**(14,449)**	**(22,380)**	**43,369**
Associated companies					
Investment held via Comitalia Compagnia Fiduciaria S.p.A.	3,025				3,025
Omas S.r.l.	1,136				1,136
Effegici S.r.l.	201				201
Parex Industries Ltd	-				-
Total associated companies	**4,362**				**4,362**
Other companies					
SP. Tasoglou S.A.	142		(142)		-
Other minor investments	10				10
Total other companies	**152**		**(142)**		**10**
Total	**49,624**	**35,088**	**(14,591)**	**(22,380)**	**47,741**

(in thousands of euros)

Statement of revalued assets

(Annex 2 to the explanatory notes) (*)

Balance sheet items	Revalued assets				Total revaluations
	Allocation of 2002 merger deficit	Allocation of 1995 merger deficit	Law 413/1991	Other revaluations	
Land and buildings	1,509	43,899	5,064	16,716	67,188
Plant and machinery		38,139		13,225	51,364
Industrial and commercial equipment				3,589	3,589
Vehicles				207	207
Concessions, licenses, trademarks and similar rights		119,353			119,353
Total	**1,509**	**201,391**	**5,064**	**33,737**	**241,701**

49

(in millions of euros)

Financial and business relations with parent, subsidiary, associated and related companies

(Annex 3 to the explanatory notes)

	Revenues from sales	Other income	Raw materials and other costs	Financial income and expense	Financial receivables	Trade receivables	Financial payables	Trade payables
Subsidiary companies: (1)								
De'Longhi America Inc.	48.7	-	(9.9)	-	-	54.4	-	(1.0)
De'Longhi Limited	36.8	-	(4.6)	-	-	25.3	-	(0.7)
De'Longhi Japan Corporation	30.8	0.1	(1.8)	-	-	16.1	-	-
De'Longhi Pinguino S.A.	-	-	-	11.2	368.5	2.4	(159.6)	-
De'Longhi Canada Inc.	10.8	0.5	(0.4)	-	-	7.3	-	(0.1)
De'Longhi France SARL	21.8	-	(2.7)	-	-	8.7	-	(0.4)
De'Longhi Deutschland GMBH	12.1	-	(1.6)	(0.1)	-	3.1	-	(0.3)
La Supercalor S.p.A.	4.6	0.3	-	-	-	4.7	-	-
De'Longhi Nederland B.V.	11.1	-	(1.3)	10.2	0.1	5.1	-	(0.8)
Elba S.p.A.	1.0	0.4	(15.0)	0.4	1.1	1.1	-	(0.5)
DL Radiators S.p.A.	0.2	1.0	-	1.2	1.8	1.4	-	(0.1)
Climaveneta S.p.A.	-	0.6	(1.6)	(0.5)	-	0.9	-	(1.2)
E-Services S.r.l.	-	0.9	(2.1)	0.2	-	1.4	-	(0.1)
De'Longhi Capital Services S.p.A.	-	-	-	0.1	0.1	-	-	-
Kenwood Appl. Singapore Pte. Ltd.	0.4	-	(0.1)	-	-	0.1	-	-
DL Trading Limited	0.6	0.1	(0.3)	-	-	0.7	-	(0.2)
Tricom Ind. Co. Ltd.	1.3	0.6	(7.4)	-	-	0.8	-	(1.6)
Ariete S.p.A.	-	0.2	(0.7)	0.3	0.3	0.1	(0.1)	(0.3)
Kenwood Manifacturing Gmbh	-	-	(0.5)	-	-	-	-	(0.3)
Kenwood Appl. Malaysia Sdn. Bhd.	0.3	-	-	-	-	0.3	-	-
Climaveneta Deutschland Gmbh	0.5	-	-	-	-	0.2	-	-
Kenwood Limited	0.1	0.6	(5.3)	4.0	0.4	0.6	-	(4.2)
De'Longhi Clima Polska Sp. Zo.O.	0.2	-	-	-	-	0.2	-	-
Sile Corpi Scaldanti S.r.l.	-	0.1	-	0.1	0.1	0.1	-	-
Clim.Re S.A.	-	-	-	(0.1)	-	-	(1.5)	-
Kenwood Home Appliances Pty Ltd.	1.1	0.1	-	-	-	0.7	-	-
Total	**182.4**	**5.5**	**(55.3)**	**27.0**	**372.4**	**135.7**	**(161.2)**	**(11.8)**

	Revenues from sales	Other income	Raw materials and other costs	Financial income and expense	Financial receivables	Trade receivables	Financial payables	Trade payables
Associated companies: (2)								
Omas S.r.l.	6.4	-	(3.7)	-	-	4.1	-	(0.3)
Effegici S.r.l.	-	-	-	-	-	-	-	(0.1)
Parex Industries Limited	11.2	0.6	(0.7)	0.4	5.0	7.6	-	(0.2)
Investment held via Comitalia Compagnia Fiduciaria S.p.A. (4)	0.7	-	(5.9)	-	-	0.1	-	(1.6)
Total	**18.3**	**0.6**	**(10.3)**	**0.4**	**5.0**	**11.8**	-	**(2.2)**
Total subsidiary and associated companies	**200.7**	**6.1**	**(65.6)**	**27.4**	**377.4**	**147.5**	**(161.2)**	**(14.0)**
Parent companies:								
De'Longhi Soparfi S.A.	-	-	(0.1)	-	-	-	-	-
Total	-	-	**(0.1)**	-	-	-	-	-
Related companies:								
Liguria Assicurazioni S.p.A.	-	-	(0.1)	-	-	-	-	-
Società Nauta S.r.l.	-	-	(0.2)	-	-	-	-	-
Italia Distribuidora De Electrodom. Ltda.	-	-	-	-	-	0.3	-	-
Genesi S.r.l. (2)	3.6	-	(2.6)	-	-	-	-	-
Investment held via "Delta Erre S.p.A." (2)(5)(6)	-	4.0	(10.1)	-	-	4.0	-	(1.4)
Max Information S.r.l. (3)	-	-	(1.2)	-	-	-	-	(0.8)
Total	**3.6**	**4.0**	**(14.2)**	-	-	**4.3**	-	**(2.2)**

(1) Mainly concerns trading transactions and the supply of administrative services by employees.
(2) Mainly concerns trading transactions.
(3) Concerns the supply of advertising services; the De'Longhi S.p.A. Director, Giorgio Sandri, is the Managing Director of Max Information S.r.l.
(4) See annex 1.
(5) Concerns a company mainly producing finished products. In this regard, as permitted by applicable legislation (art. 39 of Decree 127/91), the name of the subsidiary company has been omitted, thus causing no damage to the company itself or to De'Longhi S.p.A.
(6) The amount recorded in "Other income" relates to income deriving from the transaction of a supply agreement.

Other than as indicated above, there are no other transactions with related parties, with the exception of fees paid to the legal and tax consultancy firm Studio Biscozzi e Nobili, for consultancy services during 2002. For additional information, reference may be made to the comment in annex 4 "Fees paid to Directors and Statutory Auditors".

51

(in thousands of euros)

Fees paid to Directors and Statutory Auditors (art. 78 of Consob regulation 11971 of May 14, 1999)

(Annex 4 to the explanatory notes)

Interested party	Description of office			Remuneration			
Name and surname	Position held	Term of office	Term expiring with	Fees	Non-monetary benefits	Bonuses and other incentives	Other remunera-tion
Giuseppe De'Longhi	President	01.01/12.31.02	2003 Financial statements	486			11 *(1)*
Fabio De'Longhi	Vice-President	01.01/12.31.02	2003 Financial statements	436 *(2)*			16 *(3)*
Stefano Beraldo	Managing Director	01.01/12.31.02	2003 Financial statements	562 *(4)*			11 *(3)*
Silvio Sartori	Director	15.07/12.31.02	2003 Financial statements	12			15 *(1)*
Giorgio Sandri	Director	01.01/12.31.02	2003 Financial statements	21			
Carlo Garavaglia	Director	01.01/12.31.02	2003 Financial statements	21			5 *(5)*
Giorgio Brunetti	Director	01.01/12.31.02	2003 Financial statements	21			6 *(5)*
Gianluca Ponzellini	President of the Board of Statutory Auditors	01.01/12.31.02	2003 Financial statements	62			
Giancarlo Malerba	Statutory auditor	01.01/12.31.02	2003 Financial statements	41			
Massimo Lanfranchi	Statutory auditor	01.01/12.31.02	2003 Financial statements	41			

(1) Remuneration relating to corporate positions covered in other subsidiary companies.
(2) Amount also includes remuneration received as Sales and Marketing Director of De'Longhi S.p.A.
(3) Remuneration relating to corporate positions covered in other subsidiary companies, reversible to De'Longhi S.p.A.
(4) Amount also includes remuneration received as General Manager.
(5) Remuneration relating to membership of the Remuneration Committee and of the Internal Control and Corporate Governance Committee.

Carlo Garavaglia and Giancarlo Malerba are partners in the legal and tax consultancy firm, Biscozzi Nobili. Fees paid by the Company to this firm during 2002 amounted to 390 thousand euros.

Stock options allotted to Directors
(art. 78 of Consob regulation 11971 of May 14, 1999)

(Annex 5 to the explanatory notes) (*)

Individual	Option rights allotted during the year			Exercise of options carried out during the year	
Name and surname	Number of shares purchasable	Strike price	Exercise period	Number of shares purchased	Exercise price
Stefano Beraldo	1,189,004	3.4	2004 - 2006	-	-
Fabio De'Longhi	608,790	3.4	2004 – 2006	-	-

(*) Further details are provided in the Directors' report.

(in euros)

Taxation available for attribution of the tax credit to Shareholders (art. 105.1.A and B of Presidential Decree 917/86)

(Annex 6 of the explanatory notes)

	Taxation available for attribution of the tax credit to shareholders	
	"A" ordinary	**"B" restricted**
A) Opening balance	20,863,904	42,745,094
B) Decreases on distribution of retained earnings	(2,775,094)	
C) Increases deriving from merger	4,642,424	657,757
D) Increases relating to net income for the year		
– Expected attribution through taxes paid or otherwise significant for purposes of the recognition of the tax credit (utilizable only on distribution of net income for the year)	13,105,865	5,468,311
Closing balance	**35,837,099**	**48,871,162**

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
De' Longhi SpA

1 We have audited the financial statements of De' Longhi SpA as of 31 December 2002. These financial statements are the responsibility of De' Longhi's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by law, reference is made to our report issued on March 29, 2002.

3 In our opinion, the financial statements of De' Longhi SpA as of 31 December 2002 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Company.

4 We draw your attention to the following information:

(a) In current and previous years, accelerated depreciation has been applied to tangible fixed assets within limits allowed by fiscal laws. The related effects on the net result for the year and on shareholders' equity have been provided in the notes to the financial statements within the section on "tangible fixed assets".

(b) In current and previous years, accelerated depreciation has been applied to trademarks recorded as intangible fixed assets within limits allowed by fiscal laws. The related effects on the net result for the year and on

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561 shareholders' equity have been provided in the notes to the financial statements within the section on "intangible fixed assets".

(c) During 2002 the Company's former subsidiary Simac-Vetrella SpA, was merged with De' Longhi SpA. The effects of such a merger have been disclosed in the notes to the financial statements.

Treviso, 25 March 2003

PricewaterhouseCoopers SpA

Roberto Adami
(Partner)

"This report has been translated from the original which was issued in accordance with Italian legislation. The financial statements referred to in the above report have not been translated"

DE LONGHI S.p.A.

Registered Office: Treviso - Via L. Seitz n. 47

Stock Capital: Euro 448.500.000 fully paid up

Tax code No.: 11570840154 - VAT No. 03162730265

Treviso Companies Register No. 224758

* * * *

REPORT OF THE BOARD OF STATUTORY AUDITORS ON THE FINANCIAL STATEMENTS AS OF 31 DECEMBER 2002

To the Shareholders.

Over the year ending on 31 December 2002, we carried out our legally mandated supervisory activity, in accordance with the principles of conduct for boards of auditors recommended by the National Councils of Certified Public Accountants and Bookkeepers, also in consideration of the guidelines set out by Consob (the Italian Commission for listed companies and the Stock Exchange) with Circular no.1025564 dated 6 April 2001.

As to the way in which the statutory activities of the Board of Auditors were performed, we report as follows:

- We attended all Shareholders Meetings and all the meetings of the Board of Directors and at regular intervals we received information from the Directors regarding their activity and the most important economic, financial and equity transactions carried out by the company and its subsidiaries.

- We became familiar with and supervised the evolution of the Group's organisational structure that, as described in the report on operations attached to the 2002 financial statements, pursued the development of its activities by reinforcing its supervision on its subsidiaries both in terms of corporate action and new governance and control procedures. The information thereof was acquired through the communications from the corporate management, our direct verifications, information gathered from managers in their organisational function, and from exchanges of data and information with the independent auditing firm.
- We have evaluated and supervised the adequacy of the internal audit system and the administrative-accounting system, as well as the reliability of the latter in properly representing operating items;
- We have verified the compliance with the current law requirements regarding the structure and preparation of the company's and consolidated year-end financial statements and of the relevant reports on operations, through direct verification and also acquiring specific information from the independent auditing firm.

With reference to the requirements laid down by Consob in the aforementioned circular dated 6 April 2001, we hereby inform you that:

1. The transactions of major importance in economic, financial and/or balance-sheet terms that were undertaken during the year, either directly or through subsidiaries were effected in compliance with the law and the

company's by-laws. On the basis of the information acquired, we have ascertained that said operations were not overtly imprudent, risky nor did they involve any conflict of interest or in any way compromise the whole of the assets of the group.

2. Over the course of the year, the Group did not engage in any atypical and/or unusual transactions with third parties, related parties or inter-group. In their report on operations and supplemental notes, the Directors have indicated and illustrated the main transactions with third parties, related parties or inter-group, describing their characteristics and economic effects. We have also ascertained that the ordinary management procedures implemented within the Group guarantee that all transactions with the aforementioned parties are carried out at market conditions.
3. It is our opinion that the information provided by the Directors in their report on operations gives a true and fair view of the transactions mentioned in paragraph 2.
4. The report of the independent auditing firm Price. Waterhouse Coopers S.p.A. on the consolidated financial statements of the De' Longhi Group at 31.12.2002 submitted on 25.03.2003 informed that said statements give a true and fair view of the financial position of the Group. The report on the financial statements of De' Longhi S.p.A. at 31.12.2002 also submitted on 25.03.2003 informed that said statements give a true and fair view of the financial position of the company but makes reference to the explanatory

notes concerning the value adjustments entered exclusively pursuant to tax law provisions, as well as the report on the merger of Simac-Vetrella S.p.A. and De' Longhi S.p.A. also contained in the explanatory notes.

5. No complaints have been filed pursuant to Art 2408 of the Italian Civil Code.

6. During the business year 2002 the party who in 2001 had notified the Board of Statutory Auditors as regards the alleged irregularities which occurred during the course of transactions between himself and some Companies he represented and companies in the De'Longhi Group, reiterated his petition. The Board of Statutory Auditors once again investigated and ascertained that no omissions, censurable facts, or irregularities had emerged.

7. During the year under review, De' Longhi S.p.A. and its subsidiaries appointed PricewaterhouseCoopers S.p.A. (and Italian and foreign companies part of the PricewaterhouseCoopers network) to carry out tasks other than the legal audit of the financial statements and limited auditing of interim reports. The fees for this work, excluding out-of-pocket expenses and VAT, are summarized below (in Euro):

Nature of the appointment	Fee
Tax assistance services to foreign subsidiaries	70.734,00
Other accounting and legal services to Italian and foreign subsidiaries	84.689,00

8. We are not aware of any appointments conferred to parties connected by continuous working relationships with the independent auditing firm.

9. In 2002, the independent auditing firm Price Waterhouse Coopers S.p.A., did not issue any specific opinion pursuant to the law.

10. In 2000, the meetings of the Board of Directors numbered seven and the meetings of the Board of Statutory Auditors numbered eight. The "Internal auditing and corporate governance committee" met four times, while the "Remuneration Committee" met twice.

11. We have no particular remark to make on the compliance with the principles of correct management that appear to have been constantly respected.

12. In view of the outcome of the monitoring activity on some of the main corporate processes, we have no particular remark to make on the adequacy of the organizational structure and procedures, which appear to be reliable for the purposes of correctly performing the tasks for which they have been set up.

13. It is our opinion that the internal control system is adequate to the management characteristics of the group's companies. This opinion has been supported also by the assessments carried out by the "Internal auditing and corporate governance committee" with the assistance of the Board of Statutory Auditors.

14. In view of our assessments and verifications, and on the basis of the opinion issued by the independent auditing firm Price Waterhouse Coopers, we do not have any significant remark on the adequacy of the management and accounting system and its reliability for the purposes of correctly presenting business operations

15. The mechanism through which instructions given by the parent company to its subsidiaries is ensured by the presence of the top executives of the parent company in the board of directors of the subsidiaries, as well as by the communication system characterized by regular informative reports submitted to the corporate management of the parent company.

16. In the course of the regular exchange of information between the Board of Statutory Auditors and the independent auditing firm pursuant to art. 150, paragraph 2, of Legislative Decree No. 58/1998, there were no significant facts that would need to be reported.

17. With a resolution passed on 4 March 2002, the Board of Directors brought its Code of Self-Discipline in line with the new recommendations for listed companies suggested by Borsa Italiana S.p.A (the Italian Stock Exchange) in July 2002.

18. In conclusion, during the course of the foregoing monitoring activities, there were no significant omissions, censurable facts or irregularities that came to our attention such that would need to be reported to the Controlling Bodies or mentioned to the Shareholders.

19. Finally, we recommend, as far as scope allows us, that you approve the statutory financial statements as of and for the year ended on December 31, 2002 presented by the Board of Directors together with the Report on Operations and the proposal for the distribution of net profit for the year formulated by the Board of Directors.

Treviso, 27 March 2003

The Board of Statutory Auditors

7


DēLonghi

Consolidated financial statements as at December 31, 2002

De'Longhi S.p.A. – Registered office: Via L. Seitz, 47 – 31100 Treviso – Italy
Share capital: Euro 448,500,000.00
Tax code and Company register No. 11570840154
Treviso index No. 224758 – VAT No. 03162730265

Contents

Directors and other officers

Board of Directors

President	GIUSEPPE DE'LONGHI *
Vice-President	FABIO DE'LONGHI
Managing Director	STEFANO BERALDO **
Director	GIORGIO BRUNETTI
Director	CARLO GARAVAGLIA
Director	SILVIO SARTORI ***
Director	GIORGIO SANDRI

Board of Statutory Auditors

President	GIANLUCA PONZELLINI
Auditors	MASSIMO LANFRANCHI
	GIANCARLO MALERBA
Alternate Auditors	EMILIO ETTORE GNECH
	FRANCESCO NOBILI

Independent Auditors

PricewaterhouseCoopers S.p.A.

Internal control and Corporate Governance Committee

GIORGIO BRUNETTI
CARLO GARAVAGLIA

Remuneration Committee

STEFANO BERALDO
GIORGIO BRUNETTI
CARLO GARAVAGLIA

* Full powers of ordinary and extraordinary administration, to be exercised signing severally, without exception or exclusion, apart from those powers that cannot be delegated, in accordance with article 2381 of the Italian Civil Code and Corporate by-laws.

** Full powers of ordinary and extraordinary administration, to be exercised signing severally, without exception or exclusion, apart from those powers that cannot be delegated, in accordance with article 2381 of the Italian Civil Code and Corporate by-laws, as follows: (i) subscribe, acquire or dispose of equity holdings, including minority holdings; or constitute property rights on such holdings, (ii) acquire or surrender company or business section leases; acquire, surrender or license company trademarks (iii) acquire or dispose of real estate.

*** Co-opted to the Board of Directors at the meeting held on May 31, 2002 and by resolution of the shareholders' meeting held on July 15, 2002.

Directors' Report

Dear Shareholders,

In 2002 the Group continued to pursue its strategy focused on growth and value creation that was characterized both by the increase of turnover and by the implementation of actions aimed at enhancing efficiency.
Despite an overall scenario characterized by unfavourable consumption trends, growth was achieved by increasing market shares and, in some cases, also by creating new business segments. The sales increase was 6.3% and suffered the effects of adverse exchange rates movements for approximately 2.4%. Therefore, on a constant exchange rate basis, growth would have been 8.7%.
A number of actions were implemented in order to improve efficiency and profitability.
The decision to exit the low-range microwave product segment that no longer mirrors the market position nor, especially, the image of the brand, led to a revenue decrease of approximately 15 million Euro (1.2% of the total).
Actions aimed at cutting costs, especially for the Kenwood brand products, continued during the whole period.
The combined effects of the growth and the recovery of efficiency enabled EBITDA to grow 9.9%, with an incidence on turnover increasing from 13.7% in 2001 to 14.2%. The significance of this increase is even more evident considering that the unfavourable exchange rates penalized "EBITDA margin" levels by almost half a percentage point.
The reduction of the working capital and its subsequent positive influence on cash flows enabled a further important reduction of the net financial position. This reduction added to the benefits provided by the hedging of exchange rate risks, have led to a reduction of financial charges.
Despite a 21.2% increase in taxes, all these improvements enabled the Group to close the fiscal year with a net income amounting to 40 million Euro, and a 52% improvement against 2001.

Significant Events

After the numerous and extraordinary activities that characterized the fiscal years of 2000 and 2001, during 2002 the Group was mainly committed to enhancing the advantages that may be gained from its new size and to finding organizational solutions aimed at improving efficiency and control, while respecting the independence of the companies that were taken over.
Special mention goes to the establishment of a solid organizational structure in China, where suitable plants provide consistent work in the fields of production, purchasing, quality control and marketing. Italian competencies joined force with British and Chinese skills to enable the Group to find in China not only an opportunity to cut costs but also an industrial platform that is able to provide the same quality standards found in Europe. The production and purchasing activities formerly reporting to Kenwood have been integrated within this context.

The Group also completed an operation aimed at bringing together the subsidiary companies Simac – Vetrella S.p.A. and Ariagel S.p.A. under De'Longhi S.p.A., a move dictated by the need to achieve greater organizational efficiency and improve internal synergy. The focus on brand names has remained unaltered and is supported by the maintenance of dedicated commercial networks.

The consequence of the above mentioned aggregation is the implementation of the process aimed at increasing specialization and rationalizing production plants with the final closure of the production units of Candiolo (TO) and Dolo (VE). The operation took place by means of two separate mergers approved during their respective extraordinary meetings of 15 July 2002: the mergers were finalized in the merger deeds drawn up on 1 August 2002.

A number of strategic roles were suitably strengthened with the inclusion of new Managers, especially as regards Kenwood and the Group's American branch, with the aim of promoting the growth of both locations.

On the financial side, a securitisation agreement was carried out during the month of September providing for the revolving disposals on monthly basis of the accounts receivable of De'Longhi S.p.A. and of the subsidiary company Ariete S.p.A. relating to sales made on the Italian market.
These disposals were carried out on a no-recourse basis as provided for by Law 52/91 (Law on Factoring) in the framework of a five-year program.
This operation responds to the need to cut the financing cost and to diversify the financing sources by adopting a tool that combines both flexibility and duration over the years.

As to products and brand image, the Group achieved a number of important goals in the latter part of the period.
The most important brands were at the centre of strongly innovative product launching initiatives flanked by communication campaigns broadcast on national television. These campaigns mainly regarded the De'Longhi brand - with the launching on the Italian market of *Alicia*, the electric moka coffee machine, that opened the way for a new business segment, and gained remarkable success in the distribution network and with final users, Ariete that launched *Saladino*, a strongly innovative product on the market and Kenwood with the launching of *Smoothie*, a large blender providing innovative functional and aesthetic solutions on the English market.

Overall, the closing of the period was characterized by strong product innovation as to the main brands (De'Longhi, Kenwood, Ariete, Simac), that were suitably supported by strong investments in advertising that increased (over 30%) against the previous year.

Market Scenario

In 2002, the growth of global GDP (approximately 2% against 1.6% in 2001), was the result of the slow-down of the economy of the Eurozone, a recovery in the United States and the continuation of growth trends in the main Asian nations, excluding Japan. In the Eurozone, GDP increased 0.7% (against 1.5% in 2001), and suffered the effects of the fall of exports towards the United States in the second quarter and the sluggishness of the stock markets on the one hand, and the decline of internal demand in the main Countries, such as Italy (GDP for 2002 increased by 0.4%), Germany (+ 0.2%), France (+ 1.1%) and Great Britain (+ 1.7%).

Problems on the demand front and the strengthening of the Euro that more than compensated for the increase of the price of petrol, allowed inflation to drop even further (down to 2.2% against 2.5% in 2001). On the other hand, the appreciation of the Euro has diminished the competitiveness of exports. The lower inflation rate and the will to support economic recovery drove the European Central Bank to cut the interest rate down to 2.75% from 3.25% in November 2001.
Despite sluggishness in the growth of the GDP (+1.7% against 2% in 2001), British economy was favoured by the containment of interest rates, the increase of real estate prices and the growth of public expenditure.
There were signs suggesting the recovery of the United States economy (GDP increased 2.4% against 0.3% in 2001), thanks to the improvement of industrial productivity and the ongoing revamping of a number of companies which resulted in an increase in investment expenditure.
Finally, Japan witnessed recession also in 2002 with its GDP decreasing 0.3%.
The market for small domestic appliances in Italy suffered a general contraction both in value and volume, with the exception of some product lines.
At European level, the growth of the coffee machines lines in main markets continued, both for espresso and filter coffee machines.
A slight decrease was experienced in the North American market for the Group's reference sectors.
In the air conditioning and treatment sector, an especially significant growth was recorded for portable conditioners in Italy.
The unfavourable climate trend in the first and last quarters of 2002 caused a contraction of the market for portable heating appliances.

Interest and Exchange Rate Trends

2002 was characterized by an overall decrease of the interest rates of developed economies and the by the appreciation of the Euro in reference to the main currencies: US Dollar, Pound Sterling and Yen.
Considering the average exchange rates for 2002 against those for 2001, the Euro appreciated by 5.5% against the US Dollar, 1.1% against the Pound Sterling and 8.6% against the Yen. This appreciation increased even further in the last quarter of the period (11.7% against the Dollar, 2.5% against the Pound Sterling and 10.7% against the Yen), which historically is the most important quarter in the year as to its contribution to the turnover and to the profitability of the Group, and is also the most important for the North American and Japanese markets.
Indeed, historically, this last quarter accounts for over 30% of the sales and approximately 40% of EBITDA for the total year.

Business Segments

The Group experienced positive trends despite the rather unfavourable macro-economic scenario, proving the solidity of its business model and its ability to gain market shares in the main reference segments.

The table here below shows the consolidated net sales trends for the years 2001 and 2002.

DE'LONGHI GROUP	**2002**	**2001**	**Change 2002 - 2001**	**% Change 02-01**
	(Millions of Euro)	(Millions of Euro)	(Millions of Euro)	%
Cooking and food preparation	557.4	503.2	54.2	10.8%
Air conditioning and air treatment	278.6	256.5	22.1	8.6%
Heating	239.6	246.2	(6.6)	(2.7%)
Home cleaning and ironing	152.2	144.5	7.7	5.3%
Other	45.9	47.5	(1.6)	(3.3%)
Total	**1,273.7**	**1,197.9**	**75.7**	**6.3%**

Cooking and food preparation

This business segment recorded sales for 557.4 million Euro, resulting in the highest overall growth rate (+10.8% against 2001) despite the unfavourable influence of the exchange rate and the exit from low-range microwave business.
To support and reinforce its leading position in Italy and in the world, in 2002 the Group once again pursued the aim of renewing its products especially as regards countertop ovens, deep fryers and coffee machines. Amongst the products included in this segment, coffee machines are those that recorded the highest growth rates in sales.
For the current fiscal year, efforts will focus not only on pursuing the innovation strategy for the coffee machine line by expanding the *Alicia,* moka coffee machine range, by launching it on foreign markets and introducing the first internally produced automatic coffee machines, but also on other categories including electric ovens, deep-fryers and grills. Finally, the new robot chef, *Chef Sovereign*, is expected to be launched in 2003.

Air conditioning and air treatment

Sales reached 278.6 million Euro, increasing 8.6% against the previous period.
This increase has been achieved mainly through the sales of portable air conditioners (+13.2%), a line in which De'Longhi is a world leader, thanks to the positive results achieved during the summer sales campaign in Italy.
As to wall-mounted conditioners the Group, which holds a relevant position in this line in the Italian market, recorded modest increases during 2002. In the period, the market was influenced by the strong competitive pressures faced by the Group also by means of pricing strategies.
In the large thermo-cooling machines, the Group, the leader in the sector in Italy registered growth rates of +7.1% in 2002, which offset the sagging orders recorded in the first months of 2002.
Developments for 2003 will benefit from the low inventory levels at retail level and the expansion of de-humidifying appliances.

Heating

Sales reached 239.6 million Euro, recording a 2.7% drop against 2001, mainly attributable to the portable heating products. Fixed radiators recorded an increase of over 12% against 2001.

The sagging turnover for portable heating appliances was caused by the late arrival of the winter season, and also by the unfavourable influence of the exchange rates which were especially significant in the last quarter which is also the most important one in terms of contribution to the turnover and the profitability of this segment.

New products were launched in 2002, including compact heater and radiator models, the sales of which will see consolidation during 2003. Another element that will contribute to the consolidation of this business segment in 2003 will be the continuation of the extension of the range of existing products and the launching of the new "compact" radiator.

As to fixed heating, a number of trade agreements were reached in 2002 and the European demand for bathroom and decorative heaters increased, two products that the Group has clearly focused upon. Both are expected to perform well in 2003.

Home cleaning and ironing

Sales for this segment reached 152.2 million Euro in 2002, registering a 5.3% increase against 2001: this result is especially satisfactory considering the strong increase that had already been witnessed in 2001 (+21.2%).

The strategy aimed at revamping and extending the steam and multi-function product range, alongside the renewal of traditional products in terms of providing them with greater power and efficiency, will be the main tools used by the Group in 2003 to face the strong competition that characterizes this segment.

Allocation of Growth by Geographical Area

The Group was once again characterized by a strong international vocation (exports accounted for over 70%), as shown by the turnover trend broken down by geographical area.

	2002	2001	Change	% Change
	Millions of Euro	Millions of Euro	Millions of Euro	
Italy	350.9	322.1	28.8	8.9%
Great Britain	188.3	178.4	9.8	5.5%
Other European countries	343.4	319.6	23.8	7.4%
U.S.A., Canada and Mexico	165.0	150.5	14.6	9.7%
Japan	69.0	62.3	6.7	10.8%
Rest of the world	157.1	165.0	(8.0)	(4.8%)
Total	**1,273.7**	**1,197.9**	**75.7**	**6.3%**

Most markets recorded significant growth rates in 2002. Special attention goes to the trends recorded in the Italian market where, despite the contraction of the market for household appliances, the Group increased its market shares and consolidated its leading position. Amongst the other European countries, France and Spain reported most consistent increases.

In North America, growth at constant exchange rates was approximately 18%. At current exchange rates, the recorded increase in turnover equalled 9.7%. The turnover increase recorded in Japan was 10.8% and, at constant exchange rates, 20.7%.

Great Britain was penalised by the exit from the low-range microwave oven range, although this trend was more than suitably offset by the excellent performance of the Kenwood branded products.
As to the Rest of the World, a number of Latin American Countries (Brazil and Argentina) were characterized by a drop in demand and the former U.S.S.R. states suffered the delayed start of the heating season.

Operating Performance

What follows is a reclassification of the profit and loss account:

	2002	**% on sales**	**2001**	**% on sales**
	Millions of Euro	%	Millions of Euro	%
Revenues	1,273.7	100,0%	1,197.9	100.0%
Increases 2002/2001	*75.7*	*6.3%*		
Materials consumables and goods	(620.7)	(48.7%)	(596.4)	(49.8%)
Cost for services and other charges	(297.5)	(23.4%)	(269.3)	(22.5%)
Value added	**355.5**	**27.9%**	**332.2**	**27.7%**
Payroll and related costs	(162.3)	(12.7%)	(157.2)	(13.1%)
Provisions	(12.8)	(1.0%)	(10.9)	(0.9%)
EBITDA	**180.4**	**14.2%**	**164.1**	**13.7%**
Increases 2002/2001	*16.3*	*9.9%*		
Depreciation and amortisation	(70.4)	(5.5%)	(69.7)	(5.8%)
EBIT	**109.9**	**8.6%**	**94.4**	**7.9%**
Increases 2002/2001	*15.6*	*16.5%*		
Financial income (expenses)	(36.3)	(2.8%)	(39.0)	(3.3%)
Extraordinary income (expenses)	(5.4)	(0.4%)	(5.7)	(0.5%)
Income before taxes	**68.3**	**5.4%**	**49.6**	**4.1%**
Increases 2002/2001	*18.6*	*37.6%*		
Taxes	(28.0)	(2.2%)	(23.1)	(1.9%)
Income before minorities	**40.3**	**3.2%**	**26.5**	**2.2%**
Minorities	0.3	0.0%	0.2	0.0%
Net income	**40.0**	**3.1%**	**26.3**	**2.2%**
Increases 2002/2001	*13.7*	*52.0%*		

In 2002, the Group generated net revenues of 1,273.7 million Euro.
The sales growth against 2001, equalling 75.7 million Euro (+6.3%), was negatively impacted by the trend of the exchange rate (-2.4%) and the exit from the low-range microwave ovens (-1.2%); on a constant exchange rate basis and excluding the exit from the low-range microwave ovens, growth would have approximately reached 10%.

EBITDA was higher than 2001 reaching 180.4 million Euro, 9.9% and EBITDA margin from 13.7% to 14.2%, thanks to a better sales mix, the reduction of industrial costs and a greater reliance on the Chinese industrial site. All these effects more than offset the unfavourable fluctuations of the exchange rates and the sagging turnover generated by the heating segment – which has a profitability which is higher than the Group's average - and the increase of the expenditure for advertising that increased against 2001 especially to support the products launched in the market in the later months of the period.
EBITDA margin also benefited the lower impact of payrolls on the turnover dropping from 13.1% in 2001 to 12.7% in 2002.

The EBIT reached 109.9 million Euro, increasing 16.5% against the 94.4 million Euro as of 2001 and EBIT margin rose from 7.9% to 8.6%, also due to the lower impact of amortisation and depreciation on sales. Depreciation and amortisation for the period equalled 70.4 million Euro, and include the amortisation of goodwill arising from consolidation for 13.0 million Euro, and other intangible assets for 19.9 million Euro, confirming the high degree of self-financing characterizing the Group.

The net interest expense showed a 2.7 million Euro reduction of charges against the same period in 2001, due not only to the expected effect of the hedging policies of exchange rates compensating the loss at EBITDA level, but also due to the reduction of the net debt. It is also worth emphasizing that the bonds expiring in April 2003 bore a higher interest rate in 2002 than in 2001 due to interest rate hedging policies in place.

Net income reached 40 million Euro with a 52% increase against 2001 with no relevant changes in extraordinary items and despite the higher tax burden of 4.9 million Euro (+ 21.2%).

Analysis of the financial Balance Sheet

The net financial position is summarized as follows:

	31.12.2002	31.12.2001	Changes
	Millions of Euro	Millions of Euro	Millions of Euro
Trade receivables	309.0	412.5	(103.5)
Inventories	233.8	234.8	(1.1)
Trade payables	(290.9)	(249.7)	(41.2)
Other	17.2	(9.1)	26.4
Net working capital	**269.1**	**388.5**	**(119.4)**
Fixed assets:			
Intangible assets	434.6	435.2	(0.6)
Tangible assets	221.0	193.7	27.3
Financial assets	8.0	9.6	(1.5)
Non-current liabilities	(108.8)	(54.8)	(53.9)
Total capital employed	**824.0**	**972.2**	**(148.2)**
Minorities	(0.3)	(0.3)	(0.0)
Shareholders' equity	(554.5)	(524.8)	(29.7)
Total non-financial sources	**(554.9)**	**(525.1)**	**(29.8)**
Net financial position	**(269.1)**	**(447.1)**	**177.9**

The net working capital, amounting to 269.1 million Euro, emphasizes a decrease compared to last year amounting to 119.4 million Euro, of which 18.2 million Euro due to actions started up since 2001 to reduce stock and to improve the collecting conditions, whereas 101.2 million Euro are ascribed to the above mentioned securitisation. For the second year running, the incidence of the net working capital on the turnover decreased from 32.4% as of 31 December 2001 to 21.1% as of 31 December 2002 (29.1% considering data on a comparative basis, that is excluding proceeds from securitisations).

The net financial position dropped from 447.1 million Euro in December 2001 to 269.1 million Euro as of 31 December 2002, with a 177.9 million Euro improvement, of which 99.1 million Euro are ascribed to the proceeds generated by the securitisation and 78.8 million Euro to the cash flow of the period.

The statement of cash flows is summarized below:

	2002	2001
Self-financing	108.4	103.6
Changes in net working capital	22.5	(5.9)
Cash flow from investing activities	(43.9)	(46.1)
Cash flow from operating activities	**87.0**	**51.6**
Cash flows from provided by movements in net equity	-	256.9
Dividends paid	(4.9)	-
Change in the foreign exchange reserve	(5.3)	(0.6)
Securitisation (*)	101.2	-
Change in the consolidation area	-	(139.0)
Change in net financial position	**177.9**	**169.0**

(*) This entry led to a positive variation of the net financial position of 99.1 million Euro and a lower operating profit of 2.1 Euro (due to *securitisation* charges).

The ratio between net borrowing and shareholders' equity (*gearing*) decreased from 0.85 in 2001 to 0.49 in 2002 (0.66 excluding the effects of the securitisation operation).

Key economic/financial ratios are provided as follows:

	2002	2001
ROCE (EBIT/Capital employed)	13.3%	9.7%
ROE (Net income/Net equity)	7.2%	5.0%
Interest cover (EBITDA/financial charges)	4.9	4.1
NWC/Net revenues	21.1%	32.4%
Gearing (NFP/Net equity)	0.49	0.85

Human Resources

As of 31 December 2002 the De'Longhi Group employed 5,646 staff (5,195 in 2001) that can be broken down as follows:

	31.12.2002	31.12.2001
Workers	3,752	3,454
White collars	1,800	1,650
Managers	94	91
Total	**5,646**	**5,195**

3,724 staff are employed in Italian companies, whereas the remaining 1,922 work in foreign locations.

Labour costs have increased 3.2% against 2001, for a total of 162.3 million Euro. This shift is the result on the one hand of the reduction of the average cost per worker subsequent to the employment of a greater number of employees with lower unit labour costs and on the other due to contractual wage increases and bonuses for merit.

As to the average number of staff employed by the Group (5,603 in 2002, against 5,350 in 2001), it is important to highlight the increase witnessed in the Chinese production plants that was partially offset by staff reduction following the closure of the Dolo and Candiolo plants.

The Group still considers the focus on the satisfaction, professional growth and the acknowledgment of the value of human resources as being one of the main keys to the future success of the Company.
It is within this framework that the activities aimed at identifying and implementing training tools and strategies continued in 2002, with the support also of a number of external companies, aimed at satisfying the need for personnel development.

Review of the Industrial Plan

The review of the Group's production plans continued in 2002 leading to the expected closure of the Ariagel plant and the subsequent transfer of production to the De'Longhi plant, the centralization of the Simac Vetrella production into the Gorgo al Monticano (Treviso) plant and the closure of the Dolo plant, the transfer of a number of De'Longhi production lines to the Tricom plant in China.

Furthermore, 2002 saw the completion of the process aimed at reorganizing production by starting up two technical/production centres (mechanical and plastics) and a centralized planning unit with an enhanced controlling function over industrial costs.

Organizational Review for Hong Kong and China

During 2002 the activities aimed reviewing the organization of Kenwood plants in China and Hong Kong (employing over 1,150 staff in total) continued with the aim of turning them into production and purchasing structures serving the requirements of all the Group's Companies and brands. Special attention was dedicated to enhancing the framework to manage the procurement of finished products coming from China.

The structure of the Tricom plant was also enhanced to enable the start-up of the first productions under the De'Longhi brand.

In view of the increasing importance of implemented activities, a number of Managers moved to Hong Kong and China to monitor critical activities such as the management of the production plant, quality control on internally produced items and/or purchased from local suppliers, procurement of finished products and components both for local production and, in the long run, also for production in Italy.

During the period, the revamping project for the quality control system continued with the aim of extending the De'Longhi quality standards to all the major companies of the Group.
The monitoring of the quality system, of internal and external production processes and product development is guaranteed by quality assurance and monitoring systems aimed at defining/checking preventative activities in the organization and the operational monitoring of the quality of traded products.

Quality

As regards quality, during 2002 the Group has accomplished the following basic projects:

- certification of the quality system of the Conditioning Unit by a certified external company (CSQ), based on the ISO 9001-2000 reference legal framework: the certification that was awarded further reinforces the vision whereby prevention is an organizational tool for improving the quality of products and services.
- certification of the quality system of the Gorgo al Monticano production plant based on the ISO 9001-1994 reference legal framework.

Logistics

During 2002 the project aimed at enlarging the finished products warehouse of Mignagola was carried out within the project aimed at transferring Kenwood's central European warehouse from Holland to Treviso.

Furthermore, during 2002 direct delivery initiatives increased by moving the stock from the warehouses of European branches to the centralized warehouse in Mignagola.

Distribution

As to the organization of distribution/commercial networks, a project was launched in 2002 aimed at developing the trade of small domestic appliances under the Kenwood brand in the Italian market, resorting to a specific and dedicated sales network.

The subsidiary Ariete also opened two branches in Portugal and Greece.

Information Technology Systems

The development of commercial IT systems continued based on the guidelines of the original strategic choices focusing on SAP software and existing and potential functions available in the IT system.
In further detail, the projects that were implemented are part of a Group strategy aimed at:

- extending the "single and integrated" system to all the Group's companies in order to improve the reliability and timeliness of information, the efficient management of inter-group relationships and monitor all company activities; the activities performed in the Kenwood branches in Germany and France were integrated into the related De'Longhi branches located abroad, and the Group's IT system was extended to the De'Longhi Ltd and Kenwood Austria branches. Finally a project was started up in order to implement SAP in Kenwood Ltd (Great Britain) and in the Hong Kong companies.
- equipping a greater number of processes with IT systems in order to improve the efficiency of internal structures using the potential made available by the software in use: in this regard, it is worth emphasizing the implementation of a production and purchasing planning system, the review of the procedures for customer orders and the different means to secure the goods (existing and incoming) in the warehouse, leading to a better use of inventories and a greater punctuality in delivery dates to customers.
- improving the management of relations with third parties (customers and suppliers) using new technologies made available by the Internet. New functions were added to the Service Centre "Internet Portal", facilitating the monitoring of activities performed by the Centre and obtaining more accurate information on product defects.

Insurance against Risks

The Group wrote insurances with extended coverage both on main assets (tangible fixed assets and credit) and on risks linked to goods sold.

The Group also adopted a policy for covering financial risks (linked to exchange rates and interest rates).

As to the Yen and the US Dollar exposure, hedging contracts were carried out, enabling the net interest expense to benefit from positive differences of exchange to offset the negative effect suffered at EBITDA level.

Research and Development

Research and development is a function that is constantly being funded by remarkable financial investments: it includes 10 laboratories and 13 technical offices located in or near production plants. The Group employs over 230 people in the research and development sector. This investment has enabled the Group to reach and consolidate its competitive edge in time.

As to the production of air conditioners, please note that since 01/06/2002 the E.U. has prohibited the use of R22 refrigerator gas for cooling-only devices and from 01/01/2004 also for heat pump devices, within the framework of initiatives aimed at safeguarding the ozone layer. In the rest of the world, the use of R22 is still permitted.

EC Directive 2002/31 on energy labelling for air conditioners will enter into force on 30 June 2003, and has led to the adoption of R290 gas in all the *enbloc* range. Indeed, R290 ensures the best energy-efficiency ratio and enables portable devices to be labelled in top efficiency classes that are higher than those reached by the competition, reinforcing our competitive edge in the portable air conditioning line, in which De'Longhi has always been a world leader.

In view of the complex and yet developing scenario that includes the many technology and market factors that will influence future and final choices, the Group has decided to develop different technology alternatives on its overall range of products, mirrored by resources, know-how and means of equal level.

This activity has enabled the Group to resort to the benefits made available by Law 46/82 and subsequent modifications on products of applied research and technological innovation. These benefits consist in long-term, prime rate financing and lump sum grants.

In 2002, the Group's R&D expenses amounted to approximately 23.6 million Euro, with a 1.9% incidence on net sales, fully charged to the profit and loss account. Considering the investment on moulds for 15.4 million Euro, the total amounts to 39.0 million Euro corresponding to a 3.1% incidence on net sales.

Investments and Products During the period, the Group invested approximately 37.6 million in tangible assets, mostly in reference to investments made in the main production plants. The principal investments include the extension of the finished products warehouse at Mignagola and the new moulds and equipment purchased to realize and launch new products, to support the product families the Group already operates in.

The introduction of new products involved the four traditional business fields of De'Longhi and the Group's brands. In detail:
In the air conditioning segment, the functions of the *Pinguino* range were updated, thereby extending the commercial offer and a completely new range of *compact dehumidifiers* was launched during the second half of the year.

As to the Heating segment, a new *mini-radiator* was launched in 2002, with a capacity included between 500 and 800 watt and "*Mehnir*" a new range of *fan heaters,* that is the first result of the integrated collaboration with our Chinese plant. The wide and innovative *Menhir* range further extends the range of fan heaters on offer, already amongst one of the most extensive on the world market.
The Italian market witnessed the launching of *Caldopanny*, the first portable " towel heater".
In the Cleaning and Ironing segment, a new especially innovative product was launched: an ironing system equipped with an ongoing electrical inspection device. The first non-stop loading system was also launched.
The introduction of *Mangiavapore* was of remarkable importance: it is the first *steam cleaner equipped with an aspiration system*. Equally important was the launching of *Explora*, the electric brush with adjustable settings.

In the Cooking and Food Preparation segment, the impact of *Alicia* was quite remarkable: it is the first *electric moka coffee machine* with a delayed switch-off system that keeps

coffee fresh and warm for half an hour avoiding the risk of the coffee spilling over. *Alicia* was launched on the Italian market at the end of the year and even exceeded the expectations set as it was launched. Field operators are now focusing on a De'Longhi brand moka coffee machine range.
Of great significance was the launching, at European level, of a *new combined filter and pump-system coffee machine*, the first to be internally developed in De'Longhi. Mainly designed for the French market, this product was subject to interaction between the different European markets and represents a significant stage in the development of the De'Longhi coffee range strategy.
The second half of the year saw the launching of the new *18 litre countertop ovens* that suitably respond to the requirements of European consumers but also fare well in the markets where De'Longhi is traditionally stronger, such as North America and Italy.
Of equal importance was the launching of the new range of *compact deep fryers*.

As to advertising, overall investments for 2002 amounted to approximately 68 million Euro, especially to support the products that had been launched in the market in the latter months of the period, showing a remarkable increase against 2001 (51.6 million Euro in 2001).

Information campaigns were intensive both on the domestic market and internationally. The impact of the new "*Living Innovation*" format was strongly felt in Italy: while ensuring top-level creativity it enabled the company to advertise its range as "brand products" thanks to the careful co-ordination of its image. The electric sweeper *Colombina*, *Pinguino*, the new towel heater *Caldopanny* and the moka coffee machine *Alicia* are all top-range campaigns that characterized activities in 2002. Significant efforts were made also through the press, where a shared format was used to advertise several products of the De'Longhi collection, including cookers, coffee machines, and air conditioners.

Abroad, the efforts of the *Living Innovation* campaign focused on the main European markets, and especially UK, France, Germany, Belgium, Holland and Russia, both through the press and intensive advertising on television. The leading products were: the new BCO 260 combined coffee machine (UK, France), the rotating deep fryer (Germany), coffee machines (Australia), heaters (New Zealand).

In 2002, Kenwood's advertising initiatives started up with renewed vigour, after years of absence from the television medium. The launching of new products on the British market, including the *Smoothie* blender and a new line of bread making products, was flanked by successful advertising campaigns.
Of equal importance is the launching of the Kenwood brand also on the Italian market by establishing a dedicated sales network and a collaboration agreement with the National Federation of Chefs.

As to Ariete another two advertising campaigns were made in 2002 at national level, focusing upon two "historical" products: *Grati* and *Vapori Jet*, and on launching the new *Saladino*.

Stock Option Plans

The stock option plan approved by the Board of Directors on 12 June 2001 was implemented in July 2001: its aims mirror the desire to promote the loyalty of key resources, focusing on medium to long-term success and maintaining or improving the competitiveness of the Group on the national and international job market, introducing an economic variable linked to the value creation for the Company and Shareholders.
Initially, 63 Italian and non-Italian employees were involved, all appointed to key positions at Group level, who had been assigned approximately 6,900,000 options overall,

of which part would mature upon reaching objectives, whereas another part was linked to the stability of the work relationship with the Group.
The options may be exercised within specified periods from 2004 until 28.02.2006.
During 2002 the Board of Directors of De'Longhi S.p.A. agreed upon 6 new inclusions into the Stock Option plan, assigning 530,390 options overall, whereas 3 employees included in the plan left the Group.
As of 31.12.2002, there were 66 participants in the plan for an overall assignment of 7,117,017 options.

	2002				2001			
Description	Partici-pants	Total number of options	Period of exercise	Exercise price	Partici-pants	Total number of options	Period of exercise	Exercise price
Position as of January 01	63	6,867,225	2004-2006	3.400	-	-	-	-
New inclusions during the period	3 3	293,890 236,500	2004-2006 2005-2006	4.123 4.765	63	6,867,225	2004-2006	3.400
Rights forfeited during the period	(3)	(280,598)	-	3.400				
Position at end of period	**66**	**7,117,017**			**63**	**6,867,225**		

Corporate Governance

For information on Corporate Governance please refer to the report drawn up as per Art. IA 2.12 of the Instructions of the Stock Exchange Regulations that provides a full informative report on the state of advancement of the Corporate Governance system. The above mentioned report will soon be deposited care of the Italian Stock Exchange.

Shares held by Directors and Auditors

As per Art. 79 of the Consob Regulation, Deliberation no. 11971 of 14/05/1999, information is provided as to the shares held by Directors and Statutory Auditors in De'Longhi S.p.A. and in subsidiary companies.

Name and surname	Company	Held as of 31.12.01	Purchases 2002	Sales 2002	Held as of 31.12.02
Giuseppe De'Longhi	De'Longhi S.p.A.	7,590	-	7,590	-
Giuseppe De'Longhi	Elba S.p.A.	90	-	-	90
Fabio De'Longhi	De'Longhi S.p.A. (*)	130,000 (*)	317,570		447,570 (*)
Fabio De'Longhi	De'Longhi Pinguino SA	1	-	-	1
Stefano Beraldo	De'Longhi S.p.A.	15,500	5,100		20,600
Giorgio Sandri	De'Longhi S.p.A.	30,750 (**)	-	-	30,750
Silvio Sartori	De'Longhi S.p.A.	-	100.000 (*)	-	100.000 (*)
Massimo Lanfranchi (Auditor)	De'Longhi S.p.A. (*)	750 (*)	-	-	750 (*)

(*) shares held indirectly or via relatives are included
(**) corrigenda with respect to statement inserted into the 2001 financial statements (30,000 shares)

Relationships with Parent, Subsidiary, Associated Companies and Related Parties

The effects of the relationships held by De'Longhi with parent, subsidiary, associated companies and related parties are summarized in the Explanatory Note.

Performance of the De'Longhi Share

The performance of the De'Longhi share on the stock market, from the beginning of 2002 until today, was quite volatile, recording a decrease of 7.8% in absolute terms and a relative performance of + 17.7% (being the Mibtel reference index; Mibtel decreased by 25.5%). A first half characterized by an almost constant share price increase, with peak price reaching 5.7 Euro in June 2002, was followed by a second half characterized by a poorer performance, particularly in the month of December. Share price dropped even further at the beginning of 2003, equalling 3,17€ as of 21 March 2003, approximately 6.8% less than the IPO price. The solid fundamentals and the leading position of the company in several product lines lead us to believe that the De'Longhi Group will be awarded a higher valuation by the market in the near future.

Main Stock Exchange and Share Price Indicators

Stock exchange data	
IPO price Euro (24 July2001)	3.40
Highest price Euro (21 June2002)	5.69
Lowest price Euro (7 January 2002)	3.38
Average price Euro in 2002	4.72
Price Euro as of 31/12/2002	4.25
Market capitalisation as of 31 December 2002 (Euro million)	635.4

Source: Reuters

Share Price Data	**2001**	**2002**
Number of shares (million)	149.5	149.5
Earnings per Share	0.18	0.27
Book value per Share	3.51	3.71
Price/Earnings (1)	18.9	15.9

(1) Calculated based on end-of-year prices

Subsequent Events

The trade relations with the existing distributor for the Spanish market were revoked and initiatives are ongoing to set up a Group branch in Spain.

Economic Outlook

The economic outlook for 2003, that was already quite cautious based on the estimates of the main specialized observers, was subject to a further downward review due to the political and military uncertainty in the Middle East. In Italy, the Group's most important market, the first months of the year were characterized by stable industrial production, diminished company expectations and sagging private consumption levels due to the decreased purchasing power of families and fears for the future. The recovery of the German economy is equally complex, and is jeopardized by a weak internal demand, by problems in the building sector and increasing unemployment. The recovery of the American economy is expected to continue in 2003, although private consumption remains weak due to the lower household disposable income, high levels of indebtedness and problems in the labour market. The weakness of European economies and partly of the US economy, will translate into less exports to Japan, already slowed down by diminishing private consumption, a lower disposable income and increasing unemployment.

Foreseeable Outlook/ Development of Operations

The implemented strategic and commercial initiatives, including the revamping of the sales mix, the strong innovation of products, the exploitation of the synergy with Kenwood and an increased reliance on Chinese industrial locations provide us with an optimistic outlook as to the company's ability to further improve its turnover and profitability in the current year.
The challenging international economic scenario flanked by the risk of a further appreciation of the Euro, leads us to caution when estimating the extent of this expected improvement.

Treviso, 21 March 2003
On behalf of the Board of Directors
The Managing Director
Stefano Beraldo

(in thousands of euros)

ASSETS	12.31.2002 Sub-total	12.31.2002 Total	12.31.2001 Sub-total	12.31.2001 Total
A) RECEIVABLES DUE FROM SHAREHOLDERS		0		0
B) FIXED ASSETS				
I - INTANGIBLE ASSETS				
1) Start-up expenses		9,901		12,116
2) Research, development and advertising costs		234		427
3) Industrial patents and intellectual property rights		3,877		3,241
4) Concessions, licenses, trademarks and similar rights		194,781		92,300
5) Consolidation differences		218,945		324,561
6) Assets under construction and advance payments		218		0
7) Other intangible assets		6,660		2,531
TOTAL INTANGIBLE ASSETS		434,616		435,176
II - TANGIBLE ASSETS				
1) Land and buildings		122,531		95,504
2) Plant and machinery		53,307		62,567
3) Industrial and commercial equipment		29,734		24,840
4) Other tangible assets		9,878		8,411
5) Assets under construction and advances to suppliers		5,525		2,369
TOTAL TANGIBLE ASSETS		220,975		193,691
III - FINANCIAL ASSETS				
1) Equity investments:				
a) subsidiary companies	1,245		1,245	
b) associated companies	4,486		4,384	
d) other companies	926	6,657	162	5,791
2) Accounts receivable due from:				
b) associated companies				
- within 12 months	1,450		1,487	
- beyond 12 months	3,510	4,960	4,709	6,196
d) third parties:				
- within 12 months	902		874	
- beyond 12 months	462	1,364	2,932	3,806
Total accounts receivable		6,324		10,002
TOTAL FINANCIAL ASSETS		12,981		15,793
TOTAL FIXED ASSETS		**668,572**		**644,660**
C) CURRENT ASSETS				
I - INVENTORIES				
1) Raw materials, other materials and consumables		63,426		62,111
2) Work in progress and semifinished products		18,891		23,441
4) Finished products and goods for resale		151,433		149,294
TOTAL INVENTORIES		233,750		234,846
II - ACCOUNTS RECEIVABLE				
1) Trade receivables				
- within 12 months	295,547		404,521	
- beyond 12 months	102	295,649	885	405,406
3) Due from associated companies				
- within 12 months	14,943		6,348	
- beyond 12 months	508	15,451	680	7,028
4) Due from parent companies		0		3,792
5) Due from third parties:				
- within 12 months	32,695		42,386	
- beyond 12 months	36,876	69,571	29,605	71,991
TOTAL ACCOUNTS RECEIVABLE		380,671		488,217
III - SHORT TERM FINANCIAL ASSETS				
4) Other equity investments		606		906
6) Other securities		30,816		4,698
TOTAL SHORT TERM FINANCIAL ASSETS		31,422		5,604
IV - LIQUID FUNDS				
1) Bank and post office deposits		150,818		77,701
2) Cheques		2,908		6,863
3) Cash in hand		1,573		598
TOTAL LIQUID FUNDS		155,299		85,162
TOTAL CURRENT ASSETS		**801,142**		**813,829**
D) ACCRUED INCOME AND PREPAID EXPENSES		**13,614**		**16,859**
TOTAL ASSETS		**1,483,328**		**1,475,348**

(in thousands of euros)

LIABILITIES	12.31.2002 Sub-total	12.31.2002 Total	12.31.2001 Sub-total	12.31.2001 Total
A) SHAREHOLDERS' EQUITY				
I - SHARE CAPITAL		448,500		448,500
II - ADDITIONAL PAID-IN CAPITAL		15,000		15,000
III - REVALUATION RESERVES		0		0
IV - LEGAL RESERVE		3,561		3,254
V - RESERVE FOR TREASURY SHARES		0		0
VI - STATUTORY RESERVES		0		0
VII - OTHER RESERVES				
- extraordinary reserve	35,488		34,588	
- cumulative translation adjustment	(5,858)	29,630	(512)	34,076
VIII - RETAINED EARNINGS (ACCUMULATED LOSSES)		17,830		(2,350)
IX - NET INCOME (LOSS) FOR THE YEAR		40,016		26,321
TOTAL GROUP SHAREHOLDERS' EQUITY		**554,537**		**524,801**
X - CAPITAL AND RESERVES - MINORITY INTERESTS		69		77
XI - NET INCOME - MINORITY INTERESTS		268		214
TOTAL SHAREHOLDERS' EQUITY		**554,874**		**525,092**
B) RESERVES FOR RISKS AND CHARGES				
1) Pensions and similar commitments		4,628		4,434
2) Taxation				
- deferred		51,652		0
3) Other		29,603		29,116
TOTAL RESERVES FOR RISKS AND CHARGES		**85,883**		**33,550**
C) RESERVE FOR STAFF LEAVING INDEMNITIES		**22,867**		**21,256**
D) ACCOUNTS PAYABLE				
1) Bonds				
- within 12 months	150,000		0	
- beyond 12 months	0	150,000	150,000	150,000
3) Due to banks				
- within 12 months	135,147		174,426	
- beyond 12 months	128,888	264,035	200,722	375,148
4) Due to other financial companies				
- within 12 months	19,360		11,871	
- beyond 12 months	12,972	32,332	10,102	21,973
5) Advances from customers		1,713		1,794
6) Trade payables		288,640		246,124
7) Notes payable		0		55
8) Due to subsidiary companies				
- within 12 months	0		0	
- beyond 12 months	1,544	1,544	1,469	1,469
9) Due to associated companies		2,218		3,577
10) Due to parent companies		180		158
11) Due to tax authorities				
- within 12 months	33,481		35,040	
- beyond 12 months	610	34,091	8,993	44,033
12) Due to social security institutions				
- within 12 months	6,723		6,425	
- beyond 12 months	8	6,731	0	6,425
13) Other payables				
- within 12 months	22,664		27,504	
- beyond 12 months	89	22,753	93	27,597
TOTAL ACCOUNTS PAYABLE		**804,237**		**878,353**
E) ACCRUED EXPENSES AND DEFERRED INCOME		**15,467**		**17,097**
TOTAL LIABILITIES		**928,454**		**950,256**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,483,328**		**1,475,348**
MEMORANDUM ACCOUNTS				
- Fiduciary guarantees granted		1,489		4,295
- Other commitments		7,340		7,762
TOTAL MEMORANDUM ACCOUNTS		**8,829**		**12,057**

(in thousands of euros)

STATEMENTS OF INCOME	12.31.2002		12.31.2001	
	Sub-total	Total	Sub-total	Total
A) VALUE OF PRODUCTION				
1) Revenues from sales and services		1,250,958		1,177,943
2) Change in inventories of work in progress, semifinished and finished products		7,936		3,661
4) Own work capitalised		2,720		1,924
5) Other income				
- miscellaneous	22,496		19,056	
- operating grants	209	22,705	933	19,989
TOTAL VALUE OF PRODUCTION		1,284,319		1,203,517
B) PRODUCTION COSTS				
6) Raw materials, other materials and consumables		633,039		593,661
7) Services		270,854		247,971
8) Leases and rentals		15,173		12,204
9) Payroll and related costs:				
a) wages and salaries	120,314		114,906	
b) social security contributions	32,234		31,797	
c) staff leaving indemnities	6,187		5,689	
d) pensions and similar commitments	1,837		2,720	
e) other costs	1,720	162,292	2,113	157,225
10) Amortisation, depreciation and writedowns:				
a) amortisation of intangible assets	32,901		31,327	
b) depreciation of tangible assets	37,540		38,410	
c) other writedowns of fixed assets	7		48	
d) writedowns of current receivables and of liquid funds	3,718	74,166	6,001	75,786
11) Change in inventories of raw materials, other materials and consumables and goods for resale		(1,729)		8,353
12) Provisions for risks and charges		9,104		4,858
14) Other operating expenses		11,488		9,088
TOTAL PRODUCTION COSTS		1,174,387		1,109,146
DIFFERENCE BETWEEN PRODUCTION VALUE AND COST (A-B)		109,932		94,371
C) FINANCIAL INCOME AND EXPENSES				
15) Income from equity investments				
b) associated companies	6		0	
d) other	1,003	1,009	1,377	1,377
16) Other financial income:				
a) from receivables held as financial assets:				
- other	0		3	
b) from securities held as fixed assets not representing equity investments	22		0	
c) from securities included among current assets, not representing equity investments	95		7	
d) income other than the above:				
- associated companies	416		374	
- other	53,146	53,679	35,153	35,537
17) Interest and other financial expense:				
a) subsidiary companies	(75)		(72)	
b) associated companies	(13)		0	
c) parent companies	0		(147)	
d) other	(90,252)	(90,340)	(75,201)	(75,420)
TOTAL FINANCIAL INCOME AND EXPENSES		(35,652)		(38,506)
D) ADJUSTMENTS IN VALUE OF FINANCIAL ASSETS				
18) Revaluations:				
a) equity investments	103	103	164	164
19) Writedowns:				
a) equity investments	(733)		(646)	
c) securities included among current assets not representing equity investments	0	(733)	(36)	(682)
TOTAL ADJUSTMENTS IN VALUE OF FINANCIAL ASSETS		(630)		(518)
E) EXTRAORDINARY INCOME AND EXPENSES				
20) Income:				
a) gains on disposals	241		547	
b) other	3,805	4,046	5,968	6,515
21) Expenses:				
a) losses on disposals	(13)			
b) taxes relating to prior years	(539)			
c) other	(8,888)	(9,440)	(12,253)	(12,253)
TOTAL EXTRAORDINARY INCOME AND EXPENSES		(5,394)		(5,738)
INCOME BEFORE TAXES		68,256		49,609
22) Income taxes for the year		(27,972)		(23,074)
INCOME (LOSS) BEFORE MINORITY INTERESTS		40,284		26,535
(Income) loss attributable to minority interests		(268)		(214)
NET INCOME (LOSS) FOR THE YEAR		40,016		26,321

De'Longhi S.p.A.

Statement of consolidated cash flows for the years ended December 31, 2002 and December 31, 2001

(in thousands of euros)

	31/12/02	31/12/01
Net income for the year	40,016	26,321
Amortisation and depreciation	70,441	69,785
Net change in provisions and writedowns	(2,083)	7,507
Cash flows provided by (used in) operating activities (A)	**108,374**	**103,613**
Changes in working capital:		
Trade receivables	107,794	(25,510)
Net inventory	1,096	5,674
Trade payables	41,152	18,188
Other current assets and liabilities	(26,377)	(4,273)
Cash flows provided by (used in) changes in working capital (B)	**123,665**	**(5,921)**
Investment activities		
Intangible fixed assets additions (disposal)	(9,781)	(19,222)
Tangible fixed assets additions (disposal)	(31,347)	(26,434)
Financial fixed assets additions (disposal)	1,648	(435)
Allocation of consolidation differences (net of related tax effect)	(4,384)	-
Cash flows provided by (used in) investment activities (C)	**(43,864)**	**(46,091)**
Increase in share capital and additional paid-in capital	-	256,919
Dividends paid	(4,934)	-
Change in foreign exchange reserve	(5,346)	(548)
Increase (Decrease) in minority interests	46	(37)
Cash flows provided by change in shareholders' equity (D)	**(10,234)**	**256,334**
Cash flows relating to change in the consolidation area (E)	**-**	**(138,969)**
Net financial position change (A+B+C+D+E)	**177,941**	**168,966**
Net financial position, beginning of year	(447,064)	(616,030)
Cash flow for the year (A+B+C+D+E)	177,941	168,966
Net financial position, end of year (*)	**(269,123)**	**(447,064)**

(*) Information as of December 31, 2002 includes liquid funds and other financial assets amounting to 201,276 thousand euros, of which 3,523 thousand euros, due beyond 12 months.

Financial payables relate to a 150 million euro bond, net borrowing from banks (including accrued interest) amounting to 274,925 thousand euros (of which 128,888 thousand euros due beyond 12 months) and to 45,474 thousand euros of other payables (of which 14,589 thousand euros due

Statement of changes in consolidated shareholders' equity for the years ended December 31, 2001 and 2002

(in thousands of euros)

	Share capital	Additional paid-in capital	Legal reserve	Extraordinary reserve	Foreign exchange reserve	Retained earnings (accumulated losses)	Net income (loss) for the year	Total
Balance as of January 1, 2001	**206,583**	**0**	**2,358**	**17,684**	**36**	**1,000**	**14,450**	**242,111**
Allocation of 2000 net income as approved at meeting of April 18, 2001			896	16,904		(3,350)	(14,450)	0
Translation of share capital into euros as approved at extraordinary meeting of April 18, 2001	1,417							1,417
Share capital increase as approved at extraordinary meeting of April 18, 2001	128,000							128,000
Share capital increase following listing on the Milan Stock Exchange on July 24, 2001	112,500	15,000						127,500
Differences arising from the translation of foreign currency financial statements into euros					(548)			(548)
Group net income for the year							26,321	26,321
Balance as of December 31, 2001	**448,500**	**15,000**	**3,254**	**34,588**	**(512)**	**(2,350)**	**26,321**	**524,801**
Allocation of 2001 net income as approved at meeting of April 23, 2002								
- to reserves			307	900		20,180	(21,387)	0
- dividends paid							(4,934)	(4,934)
Differences arising from the translation of foreign currency financial statements into euros					(5,346)			(5,346)
Group net income for the year							40,016	40,016
Balance as of December 31, 2002	**448,500**	**15,000**	**3,561**	**35,488**	**(5,858)**	**17,830**	**40,016**	**554,537**

EXPLANATORY NOTES

Amounts are expressed in thousands of euros

FORM AND CONTENT OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with Decree 127/1991 and the Italian Civil Code, as supplemented by the accounting principles established by the National Board of Professional Accountants, taking account of provisions introduced by Decree 58/1998 (Draghi Consolidation Act) and subsequent Decrees and supplements, as well as CONSOB recommendations.
Additional information is also provided in order to present a true and fair view of the Group's equity, operating and financial position.

The financial statements used for consolidation purposes are those prepared by the Boards of Directors of the individual companies, as adjusted, where necessary, to eliminate items recorded solely for fiscal purposes and for consistency with the accounting policies adopted throughout the Group.

For a clearer representation and easier analysis of the Group's equity, financial and operating position, amounts recorded in the financial statements, the statements of changes in consolidated cash flows and in shareholders' equity, as well as in these explanatory notes are expressed in thousands of euros.

The consolidated financial statements as of December 31, 2002 also present amounts reported in the corresponding items of the consolidated financial statements as of December 31, 2001. For consistency of the classification criteria adopted for the two accounting periods, in some cases, amounts in the previously published consolidated accounts as of December 31, 2001 have been reclassified. These changes mainly concern balance sheet items.

For information not specified in these notes, reference may be made to the comments contained in the Directors' report.

CONSOLIDATION AREA

The consolidation area, listed in Annex 1 to these notes, includes the financial statements of the Group parent company, De'Longhi S.p.A. and those of the subsidiary companies as of December 31, 2002 in which the Group parent company, directly or indirectly holds the majority of share capital or of the voting rights.

The principal corporate operations determining changes in the consolidation area are discussed below:

- Constitution of Aries Lusitania Electrodomesticos Lda. and Ariete Hellas EPE, trading companies operating in Portugal and Greece, respectively, on behalf of their parent company, Ariete S.p.A.
- Constitution of De'Longhi Capital Services S.p.A., a company that will supply a centralised financial management service to other Group companies.
- Constitution of DL Radiators France SARL to act as a sales agency on the French market on behalf of its parent company, DL Radiators S.p.A..
- Acquisition for 258 thousand euros of the residual 8.33% of Sile Corpi Scaldanti S.r.l. by DL Radiators S.p.A., which permitted total control of the company.

During 2002 the corporate reorganisation process begun in prior years went ahead resulting in a simplification of the Group's structure by reducing the number of companies and redefining the specific responsibilities of some of the other Group companies.
This aim was realised via two separate merger operations (Ariagel S.p.A. was absorbed by Simac-Vetrella S.p.A. and the latter by De'Longhi S.p.A.). These mergers were effected at book value, without changes of the statutory and fiscal values of assets owned by these companies, on the basis of the equity values resulting from their financial statements for the year ended December 31, 2001. Since the companies concerned in the mergers were wholly owned by De'Longhi S.p.A., no change took place at consolidated level. The merger deeds drawn up on August 1, 2002 fixed the legal effects for the Ariagel S.p.A./Simac-Vetrella S.p.A. merger to commence on September 1, and for the Simac-Vetrella S.p.A./De'Longhi S.p.A. merger on September 2, 2002.
During 2002, as part of an organisational review of Group structure:

- De'Longhi Nederland B.V. took control of activities located in Hong Kong and Quing-Xi-Town (China) through the acquisition of a stake in DL Trading Ltd from Kenwood Appliances Plc. The acquisition was made with a view to holding direct control of the production and trading activities carried out by the Hong Kong companies, so that they become increasingly involved in the activities of De'Longhi S.p.A., the Group parent company.
- De'Longhi S.p.A. acquired from De'Longhi Pinguino S.A. direct control of the German trading affiliate, De'Longhi Deutschland Gmbh, in the same way as the Company already controls the other Group trading subsidiaries.

CONSOLIDATION PRINCIPLES

The most significant consolidation principles adopted in the preparation of the consolidated financial statements are discussed below:

- Differences resulting from the elimination of the book value of investments against their equity value at the acquisition date, to the extent possible, are allocated to specific assets and liabilities of companies included in the consolidation. Any unallocated residual balances, if positive, are recorded as "Consolidation differences" among the assets and amortised on a straight-line basis to reflect their expected recoverability; if negative, they are credited to an equity account denominated "Consolidation reserve".
- The minority shareholders' interests in the equity and results of consolidated subsidiaries are reported separately among consolidated equity accounts denominated, respectively, "Capital and reserves of minority shareholders" and "Net income attributable to minority interests".
- All intercompany receivables and payables, revenues and expenses and transactions between consolidated companies, are eliminated, as are dividends distributed between Group companies. Also eliminated are unrealised profits and gains and losses deriving from transactions between Group companies.
- In order to obtain fiscal benefits available under current legislation, the effects of provisions and adjustments carried out by individual companies included in the consolidation are likewise eliminated from the consolidated financial statements, and adjustments are made for consistency with the accounting policies applied by the Group.

Principles and exchange rates applied in the translation to euros of foreign currency denominated financial statements

The financial statements of foreign companies are translated into euros as follows:

- for assets and liabilities, year-end exchange rates are used;
- for income statement items, average exchange rates for the year are used;
- for the different items within shareholders' equity, historical exchange rates are used.

Exchange differences deriving from the application of the method indicated above are reflected directly within consolidated shareholders' equity as a Cumulative translation adjustment.

The exchange rates applied in translating the following currencies into euros are set out below:

Currency		Year 2002		Year 2001	
		Year-end rate (*)	Average rate (*)	Year-end rate (*)	Average rate (*)
Australian dollar	AUD	1.8556	1.7377	1.7280	1.7319
Canadian dollar	CAD	1.6550	1.4838	1.4077	1.3864
Pound sterling	GBP	0.6505	0.6288	0.6085	0.6219
Hong Kong dollar	HKD	8.1781	7.3750	6.8723	6.9855
Japanese yen	JPY	124.3900	118.0630	115.3297	108.6820
Malaysian ringgit	MYR	3.9845	3.5927	3.3484	3.4028
New Zealand dollar	NZD	1.9975	2.0366	2.1215	2.1300
Polish zloty	PLN	4.0210	3.8574	3.4953	3.6721
South African rand	RND	9.0094	9.9072	10.4302	7.6873
Singapore dollar	SGD	1.8199	1.6912	1.6306	1.6040
US dollar	USD	1.0487	0.9456	0.8813	0.8956

(*) source: UIC (Italian Exchange Office)

ACCOUNTING POLICIES

The most significant accounting policies applied in the preparation of the consolidated financial statements as of December 31, 2002, in compliance with the provisions of article 2426 of the Italian Civil Code and as required by article 35 of Decree 127/1991, are the following:

a- Intangible assets

These are recorded at acquisition cost, including related charges and amortised on a systematic basis over the period they are expected to benefit; their value may be increased by effect of allocations of consolidation differences.

Start-up expenses are amortised over five years. They include constitution costs and expenses relating to share capital increases, together with costs incurred for listing the Group parent company on the Milan Stock Exchange.

Research, development and advertising expenses are charged in full as incurred, unless they relate to the realisation of clearly defined specific products, the technical feasibility of which has been reasonably demonstrated, and for which a future market exists. Their book value is amortised on a straight-line basis over five years.

Concessions, trademarks and similar rights are amortised in relation to their residual future benefit, considered to be ten-twenty years for trademarks, four years for intellectual property rights and ten years for patents.

Consolidation differences are amortised on a systematic basis over a period of ten years in some cases and twenty years in others, considering their reasonable future benefit and based on the Group's prospective economic investment, estimated with reference to the characteristics of the sector in which Group companies operate.

b- Tangible assets

These are recorded at purchase or production cost, as increased for certain asset categories by monetary revaluations carried out under Laws 576/1975, 72/1983, 413/1991 and 342/2000, by the allocation of amounts emerging at the time of mergers and consolidation. Cost also includes directly-attributable expenses. Fixed assets are written down at year-end in cases where there is a permanent loss in value. The value of such assets is reinstated in future accounting periods should the reasons for the writedowns no longer apply.

Tangible assets are stated net of depreciation calculated systematically each year to reflect the residual useful lives of the related assets. Assets entering service during the year are depreciated using rates reduced by 50% to take account of their limited use.

The rates applied are as follows:

Industrial buildings	3.0%
Lightweight constructions	10.0%
Generic and specific plant	10.0-15.5%
Ovens	15.0%
Other equipment	25.0%
Purification system	15.0%
Office furniture and machines	12.0%
Electromechanical machines	20.0%
Transport vehicles	20.0%
Automobiles	25.0%

Ordinary maintenance costs are fully expensed as incurred. Incremental maintenance costs that increase the useful lives of the related assets are allocated to those assets and depreciated over their residual useful lives.
Investment assets acquired under finance lease contracts are accounted for in accordance with the relevant International Accounting Standard (IAS 17), which provides that such assets be recorded among fixed assets at normal value and depreciated using rates applicable to the respective assets. At the same time, the corresponding financial payables due to the leasing companies are recorded among the liabilities. Depreciation on such assets and accrued interest are reflected in the statement of income.

c- Financial assets
Investments in associated and subsidiary companies not consolidated on a line-by-line basis are carried at equity, while other equity investments are stated at acquisition cost, as written down in cases where there is a permanent loss in value. Such assets are restored to their original value in future accounting periods should the reasons for the writedowns no longer apply.
Financial receivables are recorded at their estimated realisable value.

d- Inventories
Inventories are stated at the lower of purchase or production cost and their realisable value taking account of market trends, on a weighted average cost basis. Finished and semi-finished products are stated at production cost; work in progress is stated taking account of production cost and the effective stage of completion at year-end. Obsolete and slow-moving inventories are written down to their estimated utilisable or realisable future value via provision of an appropriate reserve adjusting the value of the inventories.

e- Receivables and payables
Receivables are stated at their estimated realisable value via provision of a writedown reserve determined in accordance with the prudence principle.
Payables are stated at their nominal value.
As permitted under Decree 231 of October 9, 2002, (EC Directive 2000/35 enabling legislation), the Group parent company and some of the Italian subsidiaries have also recorded receivables reflecting moratory interest on overdue payments, together with a provision for moratory interest for the same amount to cover the uncertain collectibility of such receivables.

f- Short term financial assets
These are stated at the lower of purchase cost and their realisable value, taking account of market conditions. The written down value is reinstated in future accounting periods should the reasons for the writedowns no longer apply.

g- Accruals and deferrals
These are recorded to match costs and revenues to the accounting periods to which they relate.

h- Liquid funds
These are recorded at their nominal value.

i- Reserves for risks and charges
These reserves cover known or likely losses, the timing and extent of which cannot be determined at year-end. They reflect the best estimate of losses to be incurred based on the information available.
The reserve for deferred taxes is discussed in subparagraph n below.

j- Reserve for staff leaving indemnities
The reserve covers the liability at the balance sheet date to all employees for leaving indemnities accrued in accordance with existing legislation and labour contracts.

k- Recognition of costs and revenues
These are recorded, in accordance with the prudence principle, on an accruals basis.
Revenues are stated net of returns, discounts, allowances and premiums together with all taxes directly connected with the sale of products and services. Revenues from the sale of products are recognised at the time ownership passes, which is generally on delivery or shipment of the goods.
Costs are recorded using criteria similar to those applied to revenue recognition.

l- Exchange differences arising from foreign currency transactions and translation of foreign currency balances
Foreign currency transactions are recorded using exchange rates ruling at the transaction date. Any exchange differences arising during the year are reflected in the statement of income among financial income and expenses.
Foreign currency payables and receivables outstanding at year-end, as well as derivative contracts hedging exchange rates, are adjusted using the rates in force on the balance sheet date. Any positive or negative exchange differences emerging are recorded to the statement of income.

m- Financial instruments
Financial instruments used for hedging transactions covering exchange risks are valued on a consistent basis with the assets and liabilities concerned; the related income and expenses are recorded to the statement of income on an accruals basis.

n- Income taxes for the year
Income taxes are provided on the basis of taxable income, as determined in conformity with local fiscal regulations in force. Pursuant to document 25 issued by the National Board of Professional Accountants, prepaid taxes (deferred) have been provided, in accordance with the fiscal liability method, in order to benefit from the fiscal effects deriving from the allocation of gains on acquisitions, on certain consolidation adjustments, and on all timing differences emerging between the book value of assets and liabilities and their corresponding fiscal value on application of the current tax rate. The benefit of tax losses carried forward is recorded to the extent considered probable that future taxable income will be sufficient to absorb the losses reported, within the period in which such losses are deductible under current tax law.
Deferred taxes are provided on the retained earnings of subsidiary companies if they are likely to be distributed and if the investments are not held for the long-term.
Prepaid taxes are recorded among "Receivables due from third parties" (within current assets), net of deferred taxes relating to consolidation adjustments and other timing differences. Deferred taxes calculated on consolidation differences allocated to specific asset and liability accounts are reported separately among "Provisions for contingencies and obligations".

o- Memorandum accounts
Commitments and guarantees are indicated in the memorandum accounts at their contractual value.

p- Accounting treatment of transactions relating to the securitisation of receivables

In September 2002, the Group parent company and Ariete S.p.A. completed the transfer without recourse of revolving trade receivables on a monthly base.

The transfers were carried out under Law 52/1991 (factoring law) in the context of a five-year program.

The related accounting criteria are as follows:

- The receivables transferred without recourse have been reversed from the balance sheet and their equivalent value, net of securitisation expense, recorded in bank accounts; that part not yet collected relating to contractual dilution is reflected among amounts due from third parties.
- The securitisation costs are recorded among financial charges.
- The "once-for-all" expense relating to the analysis process/start-up of the securitisation program (covering legal fees, rating and arrangement commission) has been capitalised and will be amortised over the life of the transaction. The effects on net financial position of the operation indicated above are discussed in the Directors' report.

q- Article 2423, paragraph 4, of the Italian Civil Code

The accounting policies adopted do not involve any exceptions pursuant to article 2423, paragraph 4, of the Italian Civil Code.

COMMENTS ON THE PRINCIPAL ASSET ITEMS

B) FIXED ASSETS

I – INTANGIBLE ASSETS

These are analysed as follows:

	12.31.2002		12.31.2001		
	Gross	Net	Gross	Net	Change
Start-up expenses	17,701	9,901	19,312	12,116	(2,215)
Research, development and advertising costs	1,070	234	3,634	427	(193)
Patent rights	20,823	3,877	18,768	3,241	636
Licenses, trademarks and similar rights	246,752	194,781	136,115	92,300	102,481
Consolidation differences	238,701	218,945	351,006	324,561	(105,616)
Assets under construction and advance payments	218	218	-	-	218
Other intangible assets	12,033	6,660	7,862	2,531	4,129
Total	**537,298**	**434,616**	**536,697**	**435,176**	**(560)**

The following statement shows movements in the principal items during 2002 :

	Start-up expenses	Research, development and advertising expenses	Patent rights	Licenses, trademarks and similar rights	Consolidation differences	Assets under construction and advance payments	Other intangible assets	Total
Net opening balance	**12,116**	**427**	**3,241**	**92,300**	**324,561**	-	**2,531**	**435,176**
Increases	996	125	1,843	311	145	218	3,931	**7,569**
Allocation of consolidation differences				115,295	(92,735)			**22,560**
Decreases			(3)				(16)	**(19)**
Amortisation	(3,222)	(300)	(1,785)	(12,546)	(13,026)		(2,022)	**(32,901)**
Translation differences	11	(18)	1	(1)			(104)	**(111)**
Other changes (*)			580	(578)			2,340	**2,342**
Net closing balance	**9,901**	**234**	**3,877**	**194,781**	**218,945**	**218**	**6,660**	**434,616**

(*) The amounts shown as "Other changes" mainly refer to the reclassification of "leasehold improvements" for 1,647 thousand euros, which as of December 31, 2001 were classified amongst the tangible assets by certain Group companies.

As of December 31, 2001, intangible assets included consolidation differences for 318,812 thousand euros relating to certain investments acquired in 2000 and 2001, which were temporarily recorded in the item "Consolidation differences".

During 2002, the relevant expert estimates necessary for the attribution of capital gains to the asset and liability items of the companies acquired were completed.

In application of reference accounting principles (IAS 17 issued by the National Board of Professional Accountants), this allocation brought about the recording of the following):

- "Licenses, trademarks and similar rights", an additional value of 115,295 thousand euro;
- "Buildings" in tangible assets, an additional value of 33,476 thousand euros ;
- a reserve for deferred taxes to reflect the tax effect connected to the revaluation quota of 56,036 thousand euros not fiscally recognised;
- an additional value of 56,036 thousand euros in the Consolidation difference, to offset the recording of the Reserve for deferred taxes.

The following table summarises the attribution to the various asset items ("Trademarks" and "Buildings") and liability items ("Reserve for deferred taxes"), carried out as of January 1, 2002:

Company	Consolidation difference as of 01.01.02	Buildings	Trade-marks	Total allocations	Tax effect (Reserve for deferred taxes)	Consoli-dation diff. (residual value)
Elba S.p.A.	40,762	12,657	19,594	32,251	(12,981)	21,492
DL Radiators S.p.A.	91,263	14,057	-	14,057	(5,658)	82,864
Climaveneta S.p.A.	129,086	6,762	38,000	44,762	(18,017)	102,341
Gruppo Kenwood	57,701	-	57,701	57,701	(19,380)	19,380
Total	**318,812**	**33,476**	**115,295**	**148,771**	**(56,036)**	**226,077**

The change of 560 thousand euros in the balance of intangible assets is therefore the combined effect of amortisation for 32,901 thousand euros, increases for the year of 9,911 thousand euros and the already mentioned allocation of 22,560 thousand euros (amount determined by the quota of consolidation differences attributed to buildings and the additional value connected to the recording of the Reserve for deferred taxes in liabilities in the balance sheet).

"Start-up expenses" mainly include expenses incurred in 2001 for listing the Group parent company on the Milan Stock Exchange.

"Patent rights" mainly refer to charges for the development and upgrading of the data processing systems.

"Licenses, trademarks and similar rights" mainly include the De'Longhi, Kenwood, Ariete, Climaveneta, Elba and other registered Group trademarks (such as "Pinguino", "Sfornatutto", "Friggimeglio", "Stiromeglio", etc.).

"Other" mainly includes leasehold improvements for 2,482 thousand euros and "once-for-all" charges of 990 thousand euros incurred to set up the securitisation program.

II- TANGIBLE ASSETS

Tangible assets are analysed below:

	12.31.2002		12.31.2001		
	Gross	**Net**	**Gross**	**Net**	**Change**
Land and buildings	163,301	122,531	132,413	95,504	27,027
Plant and machinery	227,110	53,307	235,239	62,567	(9,260)
Industrial and commercial equipment	139,885	29,734	112,703	24,840	4,894
Other tangible assets	33,176	9,878	31,033	8,411	1,467
Assets under construction and advances to suppliers	5,525	5,525	2,369	2,369	3,156
Total	**568,997**	**220,975**	**513,757**	**193,691**	**27,284**

The increase of 27,284 thousand euros is the result of the combined effect of investments for 37,565 thousand euros, the allocation of consolidation differences, 33,476 thousand euros, (for additional information refer to the comment in the section "Intangible assets") and accumulated depreciation, 37,540 thousand euros.

The increases principally refer to investments in "Plant", 10,131 thousand euros, carried out in the Group production plants, in "Equipment", 15,364 thousand euros, mostly for moulds to make new products and, in assets under construction, 4,763 thousand euros mainly referring to progress in the construction of a new finished products warehouse at Mignagola, Treviso.

The following table shows details of changes in the principal categories during 2002:

	Land and buildings	**Plant and machinery**	**Industrial and commercial equipment**	**Other tangible assets**	**Assets under construction and advances to suppliers**	**Total**
Net opening balance	**95,504**	**62,567**	**24,840**	**8,411**	**2,369**	**193,691**
Allocation of consolidation differences	33,476					**33,476**
Increases	2,143	10,131	15,364	5,164	4,763	**37,565**
Decreases	(1,454)	(164)	(37)	(88)	(1,362)	**(3,105)**
Depreciation	(4,909)	(15,234)	(14,146)	(3,251)		**(37,540)**
Translation differences and other changes	(2,229)	(3,993)	3,713	(358)	(245)	**(3,112)**
Net closing balance	**122,531**	**53,307**	**29,734**	**9,878**	**5,525**	**220,975**

Tangible assets include assets acquired under finance lease contracts, as analysed below (amounts net of accumulated depreciation):

	12.31.2002	**12.31.2001**	**Change**
Buildings	6,305	6,549	(244)
Plant and equipment	6,432	7,877	(1,445)
Other tangible assets	89	187	(98)
Total	**12,826**	**14,613**	**(1,787)**

III- FINANCIAL ASSETS

1- Equity investments

Details of equity investments not consolidated with the integral method are the following:

	12.31.2002	12.31.2001
Subsidiary companies:		
Clim.Re SA	1,245	1,245
Associated companies:		
Omas S.r.l.	1,185	1,171
Effegici S.r.l.	71	71
Parex Industries Ltd.	-	-
Investment held through Comitalia Compagnia Fiduciaria S.p.A.	3,230	3,142
Total associated companies	**4,486**	**4,384**
Other companies	**926**	**162**
Total	**6,657**	**5,791**

The subsidiary company Clim.Re SA, which carries out limited insurance activities, has been excluded from integral consolidation and is carried at equity, since inclusion within the consolidation area would have been irrelevant for the purposes of a true and correct representation of the Group's financial position.

The investment held through Comitalia Compagnia Fiduciaria S.p.A. relates to a company producing finished products also on behalf of the Group. In this regard, as permitted by applicable laws (article 39 of Decree 127/91), indication of the associated company's name has been omitted so that no damage is done to the company or to companies in the Group.

Parex Industries Ltd. distributes the De'Longhi Group's products on the New Zealand and Australian markets.

"Other companies" mainly include an 8.34% stake in Top Clima S.L. This is the current distributor on the Spanish market for the subsidiary company, Climaveneta S.p.A., acquired during 2002 for 902 thousand euros.

2- Accounts receivable
The amount refers to:

	12.31.2002	12.31.2001	Change
Due from associated companies			
- within 12 months	1,450	1,487	(37)
- beyond 12 months	3,510	4,709	(1,199)
Due from third parties			
- within 12 months	902	874	28
- beyond 12 months	462	2,932	(2,470)
Total	**6,324**	**10,002**	**(3,678)**

Receivables due from associated companies mainly refer to a loan to Parex Industries Ltd. This loan will be paid back within March 31, 2005 and accrues interest at market rates. Annex 3 gives details of the financial statement balances from subsidiary, associated, parent companies and related parties.

C) CURRENT ASSETS

I- INVENTORIES
Inventories, shown net of the inventory writedown provision, are analysed below:

	12.31.2002	12.31.2001	Change
Raw materials, other materials and consumables	63,426	62,111	1,315
Work in progress and semifinished products	18,891	23,441	(4,550)
Finished products and goods for resale	151,433	149,294	2,139
Total	**233,750**	**234,846**	**(1,096)**

For slow moving or obsolete products and raw materials, considered as no longer strategic to the Group, inventories are adjusted by an inventory writedown provision of 9,719 thousand euros (7,771 thousand euros in 2001).

Furthermore the valuation of inventories at current cost would not show any significant differences.

II – ACCOUNTS RECEIVABLE

The balance comprises the following:

1- Trade receivables

The balance comprises:

	12.31.2002	12.31.2001	Change
Trade receivables			
- due within 12 months	303,907	416,224	(112,317)
- due beyond 12 months	102	885	(783)
Provision for doubtful debts	(7,430)	(11,703)	4,273
Provision for moratory interest	(930)	-	(930)
Total	**295,649**	**405,406**	**(109,757)**

The decrease of 109,757 thousand euros is the result of transferring receivables without recourse in the context of the securitisation transaction already described and the improvement in terms of collection.

On a consistent basis, analysis of the item "Trade receivables" is the following:

	12.31.2002	12.31.2001
Trade receivables	304,009	417,109
Securitisation effect	119,229	-
Total	**423,238**	**417,109**

As requested by CONSOB notification No. 3360 of April 9, 1997, it is pointed out that the receivables transferred will be collected at their natural maturity. As of December 31, 2002 these amounted to 119,229 thousand euros and the total amount of receivables transferred from October to the end of December 2002 (turnover) amounted to 165,408 thousand euros.

Trade receivables are shown net of the provision for doubtful debts of 7,430 thousand euros. This represents a reasonable estimate of the risk at the time the financial statements were prepared. The provision has been prudently made against certain disputed receivables, whose collectibility is in any case doubtful, taking into account that a significant part of the receivables is covered by insurance policies with leading companies.

Changes in the provision for doubtful debts are summarised in the following table:

	12.31.2001	Increases	Utilised	Translation diffs. and other movements	12.31.2002
Provision for doubtful debts	11,703	3,699	(7,808)	(164)	7,430

The Group parent company received guarantees from customers (mostly sureties) for 2,110 thousand euros to cover trading transactions.

Trade receivables include 930 thousand euros for moratory interest which have been offset by a provision for moratory interest for the same amount, in case these receivables cannot be collected.

3- Due from associated companies

The amount refers to trade receivables, details of which are reported in Annex 3 to these notes. The change with respect to December 31, 2001 amounts to 8,423 thousand euros and refers to the increase in trade receivables from Parex Industries Ltd. and Omas S.r.l..

4- Due from parent companies

The receivable of 3,792 thousand euros from parent companies as of December 31, 2001 (mainly referring to the disposal of the investment in Liguria Vita S.p.A.) was entirely collected during 2002.

5- Due from third parties

Analysis of this item includes:

	12.31.2002	12.31.2001	Change
Due from tax authorities	7,887	30,817	(22,930)
Prepaid taxes	34,243	33,339	904
Advances to suppliers	2,107	3,890	(1,783)
Other receivables	25,334	3,945	21,389
Total receivables due from third parties	**69,571**	**71,991**	**(2,420)**

Amounts due from third parties decreased by 2,420 thousand euros principally due to the combined effect of the decrease in amounts due to the tax authorities and an increase in the item "Other receivables".

"Due from tax authorities" includes receivables for direct taxes, 3,732 thousand euros (7,103 thousand euros as of December 31, 2001) and for indirect taxes, 4,155 thousand euros (23,714 thousand euros as of December 31, 2001); the decrease in receivables for indirect taxes is due to the recovery of VAT obtained through Group settlement in accordance with article 1 *et seq* of Ministerial Decree of December 13, 1979.

"Prepaid taxes" reflect the recording of amounts calculated on the timing differences arising between book values of assets and liabilities and their corresponding tax values, and on losses carried forward for fiscal purposes.

The asset balance of prepaid taxes as of December 31, 2002 is analysed below:

	12.31.2002	12.31.2001	Change
Prepaid taxes referring to:			
- Temporary differences	23,873	15,307	8,566
- Consolidation adjustments	-	6,234	(6,234)
- Tax losses	11,937	12,214	(277)
Deferred taxes referring to:			
- Consolidation adjustments	(1,243)	-	(1,243)
- Other temporary differences	(324)	(416)	92
Total prepaid taxes (deferred)	**34,243**	**33,339**	**904**

The increase in "Due from third parties" principally refers to an amount relating to the transaction for the transfer of receivables (securitisation) previously described, for the part not yet collected as of December 31, 2002 (contractual dilution), equal to 18,052 thousand euros.

Amounts due from third parties beyond 12 months, amounting to 36,876 thousand euros (29,605 thousand euros as of December 31, 2001), mainly refer to prepaid taxes.

III- Short term financial assets

The item includes bonds and shares, acquired for the investment of surplus liquidity and short-term securities (Junior promissory notes) issued by Marka Finance S.A., the issuing company of Senior promissory notes in the context of the securitisation program already described and which as of December 31, 2002 amount to 25,394 thousand euros. These securities have a monthly duration and mature interest at the EURIBOR rate of 3.8% for transferral in December 2002.

IV- Liquid funds

The item is made up of surpluses on running accounts with credit institutes, mainly relating to amounts received from customers at year end. The increase with respect to 2001 is due to entries from the securitisation transaction.

D) ACCRUED INCOME AND PREPAID EXPENSES

Details are as follows:

	12.31.2002	**12.31.2001**	**Change**
Accrued income:			
Interest income	8,648	9,144	(496)
Other	34	-	34
Total accrued income	*8,682*	*9,144*	*(462)*
Prepaid expenses:			
Advertising and insurance costs	740	947	(207)
Other	4,192	6,768	(2,576)
Total prepaid expenses	*4,932*	*7,715*	*(2,783)*
Total accrued income and prepaid expenses	**13,614**	**16,859**	**(3,245)**

Accrued income principally refers to interest on contracts hedging interest and exchange rates.

The item "Other" in prepaid expenses refers to:

- the substitute tax due from a company controlled by the Group parent company in conformity with Decree 358 of 1997, the residual amount of which will be divided in future years in relation to the amortisation period of the goodwill to which it refers;
- "once-for-all" charges paid at the time the contract hedging interest and exchange rates was signed.

COMMENTS ON THE PRINCIPAL LIABILITY ITEMS

A) SHAREHOLDERS' EQUITY

Changes in the items comprising shareholders' equity have been given in the financial statements. The principal items are discussed below, together with the related changes.

I- SHARE CAPITAL

Share capital amounting to 448,500 thousand euros is represented by 149,500,000 shares at a par value of 3 euros each.

II – ADDITIONAL PAID-IN CAPITAL

A reserve of 15,000 thousand euros for additional paid-in capital was set up, following the public offering which took place at the time of listing on the Milan Stock Exchange on July 23, 2001,

IV- LEGAL RESERVE

As of December 31, 2002, this item amounted to 3,561 thousand euros. The increase of 307 thousand euros with respect to 2001 is due to the allocation of net income for the year, as resolved at the shareholders' meeting on April 23, 2002.

VII – OTHER RESERVES

The item is made up of:

	12.31.2002	12.31.2001
Extraordinary reserve	35,488	34,588
Cumulative translation adjustment	(5,858)	(512)
Total other reserves	**29,630**	**34,076**

The extraordinary reserve rose by 900 thousand euros compared to December 31, 2001 due to the allocation of the Group parent company's 2001 net income as resolved at the shareholders' meeting on April 23, 2002.

The Cumulative translation adjustment refers to the translation of foreign currency financial statements into euros.

VIII- Retained earnings (Accumulated losses)

The item includes retained earnings of consolidated companies and the effects of adjustments to accounting and consolidation principles.

X- Minority interests

The net equity of minorities total 337 thousand euros. The shareholding held by minority shareholders, the relative equity value and the result for the year are summarised below:

Company	% Minority interests	Net equity	Operating result
E-Services S.r.l.	49%	327	268
Climaveneta Gmbh	30%	10	-
Total		**337**	**268**

Reconciliation of the shareholders' equity and net income of the Group parent company De'Longhi S.p.A. with the corresponding consolidated values is summarised below:

	Net equity 12.31.2002	Net equity 12.31.2001	Net income for the year 2002	Net income for the year 2001
Financial statements of the Group parent company	**518,312**	**507,482**	**15,763**	**6,140**
Difference between the net equity of affiliates and book value of shareholdings, net profit for the period of consolidated companies, movements in the consolidation area, and write-off of dividends	30,003	17,205	6,494	17,667
Elimination of intercompany profits	(31,285)	(31,843)	12,231	(2,276)
Other adjustments	37,507	31,957	5,528	4,790
Consolidated shareholders' equity	**554,537**	**524,801**	**40,016**	**26,321**
Minorities	337	291	268	214
Consolidated financial statements	**554,874**	**525,092**	**40,284**	**26,535**

There were dividends for 4,934 thousand euros distributed in 2002, in compliance with the resolution of the ordinary shareholders' meeting on April 23, 2002.

B) RESERVES FOR RISKS AND CHARGES

These are analysed below:

	12.31.2002	12.31.2001
Agents' leaving indemnity reserve	**4,628**	**4,434**
Reserve for deferred taxes	**51,652**	**-**
Product warranty reserve	4,269	2,587
Exchange fluctuation reserve	348	94
Reserve for returns	2,051	1,570
Reserve for coverage of investment losses	1,307	645
Reserve for risks	19,717	18,596
Other	1,911	5,624
Other provisions	**29,603**	**29,116**
Total	**85,883**	**33,550**

The Agents' leaving indemnity reserve consists of provisions made against termination indemnities which must be paid to the agents, in reference to article 1751 of the Italian Civil Code, as applied by current collective economic agreements.
Changes in agents' leaving indemnity reserve during 2002 were as follows:

	12.31.2001	Utilisations	Provision	Other	12.31.2002
Agents' leaving indemnity reserve	4,434	(533)	761	(34)	4,628

The Reserve for deferred taxes reflects the recognition of the tax effects connected to the attribution of capital gains to fixed assets in the context of the allocation of consolidation differences. The amount deriving from the allocation of consolidation differences described previously, 56,036 thousand euros, was reduced as of December 31,2002 by 4,384 thousand euros due to utilisations in the period (for further information in this regard, refer to the comment on "Intangible assets").

Changes in Other provisions are as follows:

	12.31.2001	Utilisa-tions	Provisions	Cumulative translation adjustment	Other (*)	12.31.2002
Product warranty reserve	2,587	(1,843)	3,487	(32)	70	4,269
Exchange fluctuation reserve	94	(94)	343	13	(8)	348
Reserve for returns	1,570	(186)	715	(49)	1	2,051
Reserve for coverage of investment losses	645	-	662	-	-	1,307
Reserve for risks	18,596	(2,244)	3,306	20	39	19,717
Other	5,624	(3,345)	1,339	(626)	(1,081)	1,911
Total	**29,116**	**(7,712)**	**9,852**	**(674)**	**(979)**	**29,603**

(*) These are principally reclassifications to other asset items.

The Product warranty reserve was provided for certain companies included in the consolidation area, on the basis of a prudent estimate of costs for warranty repairs on sales carried out as of December 31, 2002 and takes account of new laws introduced by Decree 24/2002.

The Reserve for returns reflects provisions carried out for customer returns and refers to sales carried out as of December 31, 2002.

The Reserve for coverage of investment losses refers to the quota of the equity deficit as of December 31, 2002 of the associated company, Parex Industries Ltd.

The Reserve for risks includes:

- the provision deriving from the consolidation of Kenwood which at the time of purchase, brought about the recording of a risks reserve relating to certain potential liabilities for an amount of 12,160 thousand euros.
- the insurance excess reserve (1,659 thousand euros) relates to liability risks which could arise following certain claims (limited to insurance excess to be charged to us).
- the prudent provision of 2,000 thousand euros against possible contractual risks and other reserves for risks of a varying nature, 3,898 thousand euros, which could give rise to liabilities in the Group parent company and in certain subsidiary companies.

There are also certain ongoing disputes with third parties, but according to various opinions and backed by the positive outcome of legal proceedings, it is believed that these will not give rise to liabilities which could materially influence the Group parent company's financial position.

Other reserves principally refer to Pension funds and severance payments provided by certain subsidiary companies.

C) RESERVE FOR STAFF LEAVING INDEMNITIES

Changes taking place during the year are summarised below, by category.

	Managers	White collars	Workers	Total
Opening balance as of 01.01.02	*1,707*	*8,060*	*11,489*	*21,256*
Provisions	611	2,262	3,314	**6,187**
Indemnities paid	(177)	(2,041)	(2,358)	**(4,576)**
Closing balance as of 12.31.02	**2,141**	**8,281**	**12,445**	**22,867**

The number of people by category is summarised in the following table (Group employees as of December 31, 2002 and the average for 2002):

	12.31.2002	Average for 2002	12.31.2001	Average for 2001
Workers	3,752	3,759	3,454	3,609
White collars	1,800	1,750	1,650	1,652
Managers	94	94	91	89
Total	**5,646**	**5,603**	**5,195**	**5,350**

D) ACCOUNTS PAYABLE

1-Bonds

The amount recorded in the financial statements refers to a bond of 150 million euros listed on the Luxembourg Stock Exchange and issued by the subsidiary company, De'Longhi Pinguino SA. This bond matures in April 2003 and due to a contract hedging interest rates, in 2002 it accrued interest at an effective average rate of 6.7% (the effective rate in 2001 was 5.7%). This loan is not covered by secured guarantees.

2- Due to banks

Amounts due to banks are analysed below (in years):

	Within 1 year	From 1 to 5	Beyond 5	Balance 12.31.2002	Balance 12.31.2001	Change
Current accounts	1,485			1,485	4,635	(3,150)
Short-term loans in euros or foreign currency	75,021			75,021	144,774	(69,753)
Loans on advances	406			406	8,599	(8,193)
Current portion of long-term loans	58,235			58,235	16,418	41,817
Total short-term amounts due to banks	**135,147**			**135,147**	**174,426**	**(39,279)**
Long-term loans		127,694	1,194	128,888	200,722	(71,834)
Total amounts due to banks	**135,147**	**127,694**	**1,194**	**264,035**	**375,148**	**(111,113)**

Certain amounts due to banks are assisted by mortgages on tangible assets for 13,796 thousand euros.

There is also a pledge involving Kenwood Appliances Plc shares to guarantee the loan granted by a pool of banks to De'Longhi Pinguino S.A. to purchase the Kenwood Group.

For a better understanding of the change in the Group net financial position, please refer to the statement of consolidated cash flows and to the summarised statement in the Directors' report.

4- Due to other financial companies

This amount consists of the payable for recording contracts using the finance lease method, 9,781 thousand euros, and 15,515 thousand euros deriving from an advance payment on receivables transferred and payables of 7,036 thousand euros to the Ministry of Industry for reduced-rate loans

5- Advances from customers

These refer to advances for supplies and guarantees received from customers.

6- Trade payables

The balance represents amounts due by the Group to third parties for the supply of goods and services.

8- Due to subsidiary companies

This item refers to a loan granted by the subsidiary company, Clim.Re SA, a company not consolidated according to the integral method.

The change with respect to December 31, 2001 amounts to 75 thousand euros.

Details of the item are indicated in Annex 3 to these notes.

9- Due to associated companies

The item regards trade payables that are summarised in Annex 3 to these notes.

The change with respect to December 31, 2001 amounts to 1,359 thousand euros.

10- Due to parent companies

The amount mainly includes 168 thousand euros relating to interest due to De'Longhi Soparfi SA, for loans paid off during 2001.

Annex 3 to these notes gives details of the balance.

11- Due to tax authorities

This is analysed below:

	12.31.2002	12.31.2001	Change
Direct taxes	22,521	33,615	(11,094)
Indirect taxes	7,231	7,090	141
Tax withholdings	4,200	2,883	1,317
Other taxes	139	445	(306)
Total due to tax authorities	**34,091**	**44,033**	**(9,942)**

Amounts due for direct taxes include current taxes net of advances, tax credits and withholdings and the substitute tax relating to the adjustment of taxable values.

This item decreased with respect to 2001, principally due to the instalment payments of substitute taxes.

12- Due to social security institutions

The amount includes payables to social security institutions for 5,440 thousand euros, 97 thousand euros to INAIL (National Insurance Institute for Industrial Accidents) and 1,194 thousand euros to other institutes.

The change with respect to December 31, 2001 amounts to 306 thousand euros.

13- Other payables

The item is analysed as follows:

	12.31.2002	12.31.2001	Change
Due to employees	20,636	17,733	2,903
Other	2,117	9,864	(7,747)
Total other payables	**22,753**	**27,597**	**(4,844)**

Amounts due to employees include wages and salaries due but not paid at the balance sheet date.

The item "Other" decreased with respect to 2001 due to certain reclassifications to other balance sheet items.

E) ACCRUED EXPENSES AND DEFERRED INCOME

These are analysed below:

Accrued expenses:	12.31.2002	12.31.2001	Change
Charges for hedging transactions	4,454	4,280	174
Interest on bond	5,710	5,710	-
Other accrued expenses	3,237	3,221	16
Total accrued expenses	*13,401*	*13,211*	*190*
Deferred income:			
Total deferred income	*2,066*	*3,886*	*(1,820)*
Total accrued expenses and deferred income	**15,467**	**17,097**	**(1,630)**

The charges for hedging transactions refers to contracts drawn up to hedge interest and exchange rates.

Interest on a bond relates to financial charges on a bond issued by De'Longhi Pinguino SA (for further information refer to the section "Payables for bonds").

MEMORANDUM ACCOUNTS

These are analysed below:

	12.31.2002	12.31.2001	Change
Fiduciary guarantees granted:			
- in favour of related parties	801	1,236	(435)
- in favour of third parties	688	3,059	(2,371)
Total fiduciary guarantees granted	*1,489*	*4,295*	*(2,806)*
Other commitments	*7,340*	*7,762*	*(422)*
Total	**8,829**	**12,057**	**(3,228)**

"Guarantees in favour of related parties" principally include sureties given by De'Longhi S.p.A. in favour of Immobiliare Findomestic S.r.l., against the end-of-lease payments of a real estate lease which the latter signed with a leasing company.

"Guarantees in favour of third parties " include guarantees given by certain Group companies.

"Other commitments" refer to guarantees given by subsidiary companies against a long-term lease agreement expiring in 2006.

Financial instruments hedging financial risks

In order to reduce financial risks deriving from fluctuations in exchange and interest rates involving from trading transactions and financial operations, the Group has signed hedging contracts in the context defined by the needs of the core business.

Exchange rate derivatives: these include hedging transactions put in place to guarantee a pre-arranged exchange rate for the collection (or payment) of the various currencies. They include both forward transactions and structured options for the principal currencies involved (US dollar, British pound, Japanese yen, Canadian dollar, Polish zloty and the South African rand).

The nominal amounts of the above transactions (net of any compensating transactions) as of December 31, 2001 are the following:

Transactions set up by Group companies with third parties:

(i) sale of US dollars against euros	USD	50,268,375
(ii) purchase of US dollars against euros	USD	34,575,500
(iii) sale of British pounds against euros	GBP	99,934,704
(iv) sale of Japanese yen against euros	JPY	1,509,947,644
(v) sale of Canadian dollars against euros	CAD	28,000,000
(vi) sale of Polish zlotys against euros	PLN	39,000,000
(vii) sale of S.A. rand against euros	RND	700,000
(viii) sale of S.A. rand against British pounds	RND	300,000
(ix) sale of S.A. rand against US dollars	RND	500,000

There are also potential buying hedges for US$ 27,250,000 and selling hedges for JPY 390,052,356, which could mature depending on the specific timing trend of the reference spot exchange.

Interest rate derivatives: these represent financial instruments which the Group uses for the purpose of pre-arranging a maximum cost (in terms of interbank rates, considered as base interest rates) for a part of the financial borrowing. These instruments usually have a multi-year duration and can also be linked to specific collection transactions on the capital markets. The transactions as of December 31, 2002 amount to 210,010 thousand euros, of which 165,494 thousand euros mature in 2003, 25,823 thousand euros mature in 2004, 15,493 thousand euros mature in 2006, and 3,200 thousand euros mature in 2008.

In particular, of the total as of December 31, 2002, 150 million euros refer to a bond for the same amount issued by De'Longhi Pinguino S.A., maturing in April 2003 (refer to the liabilities item "Bonds").

COMMENTS ON THE PRINCIPAL STATEMENT OF INCOME ITEMS

A) VALUE OF PRODUCTION

Revenues from sales and services and other revenues are analysed below:

Revenues by geographical area:

	2002	%	2001	%
Italy	350,926	27.6	322,118	26.9
Great Britain	188,264	14.8	178,415	14.9
Other European countries	343,412	27.0	319,625	26.7
U.S.A, Canada and Mexico	165,011	13.0	150,454	12.6
Japan	68,990	5.4	62,280	5.2
Rest of the World	157,060	12.3	165,040	13.8
Total	**1,273,663**	**100**	**1,197,932**	**100**

Revenues by product lines:

	2002	%	2001	%
Cooking and food preparation	557,400	43.8	503,226	42.0
Air conditioning and air treatment	278,566	21.9	256,504	21.4
Heating	239,564	18.8	246,210	20.6
Home cleaning and ironing	152,221	12.0	144,518	12.1
Other	45,912	3.6	47,474	4.0
Total	**1,273,663**	**100**	**1,197,932**	**100**

The pertinent comments are indicated in the Directors report.

5- Other income

The item is made up of the following:

	2002	2001	Change
Transport costs reimbursed	8,862	8,434	428
Trade rights	171	440	(269)
Out-of-period income	3,840	5,825	(1,985)
Claim damages received	1,183	1,665	(482)
Operating grants	209	933	(724)
Miscellaneous other income	8,440	2,692	5,748
Total	**22,705**	**19,989**	**2,716**

Transport costs reimbursed are charges incurred and recharged to customers.

Out-of-period income principally includes the release of reserves previously provided and now considered as no longer necessary.

Operating grants refer to applied research projects for 110 thousand euros (842 thousand euros as of December 31, 2001).

Miscellaneous other income includes 4,000 thousand euros from the cancellation of a supply contract, capital gains of 1,145 thousand euros from the disposal of an industrial building and a tax credit which fell due following the rise in the occupational base of 650 thousand euros (696 thousand euros as of December 31, 2001).

B) PRODUCTION COSTS

6- Raw materials, other materials and consumables

These are analysed below:

	2002	2001	Change
Raw materials purchased	191,230	177,738	13,492
Components purchased	199,182	202,845	(3,663)
Finished products purchased	234,338	205,573	28,765
Other miscellaneous purchases	8,289	7,505	784
Total	**633,039**	**593,661**	**39,378**

7- Services

These are analysed below:

	2002	2001	Change
Advertising	68,149	51,601	16,548
Outsourcing	28,052	26,756	1,296
Commission	25,776	24,539	1,237
Transport	51,019	48,189	2,830
Technical servicing	9,600	8,035	1,565
Travel and promotional expenses	17,197	19,516	(2,319)
Insurances	6,901	6,205	696
Warehouse expenses and contributions	13,179	11,974	1,205
Consulting services	9,411	11,144	(1,733)
Temporary work	7,483	4,681	2,802
Motive power	7,836	8,323	(487)
Telephone and postal expenses	3,618	3,247	371
Third party maintenance services	4,887	5,176	(289)
Other miscellaneous services	17,746	18,585	(839)
Total	**270,854**	**247,971**	**22,883**

"Other miscellaneous services" include fees paid to the Directors and Statutory Auditors, details of which are reported in Annex 4 to these notes.

8- Leases and rentals

The item includes rentals (12,231 thousand euros), instalments on operating leases (794 thousand euros), royalties (304 thousand euros) and hiring costs (1,844 thousand euros). The increase with respect to 2001 amounts to 2,969 thousand euros.

10- Amortisation, depreciation and writedowns

Amortisation and depreciation amount to 70,441 thousand euros and are analysed below:

	2002	2001	Change
Amortisation of consolidation differences	13,026	17,917	(4,891)
Amortisation of intangible assets	19,875	13,410	6,465
Depreciation of tangible assets	37,540	38,410	(870)
Total	**70,441**	**69,737**	**704**

For further details refer to the tables concerning tangible and intangible assets.

12- Provisions for risks and charges

The item mainly includes the Reserve for risks, the Product warranty reserve and the Agents' leaving indemnity reserve, all of which have already been commented on in the section "Reserves for risks and charges".

14- Other operating expenses

These are analysed below:

	2002	2001	Change
Contingent liabilities	1,233	1,319	(86)
Other taxes and duties	4,485	3,479	1,006
Losses on receivables	1,558	433	1,125
Other miscellaneous operating expenses	4,212	3,857	355
Total	**11,488**	**9,088**	**2,400**

C) FINANCIAL INCOME AND EXPENSES

These are analysed below:

	2002	2001	Change
Income from equity investments:			
Gains on disposals	927	1,314	(387)
Dividends and tax credits:			
- associated companies	6	-	6
- others	76	63	13
Total income from equity investments (a)	**1,009**	**1,377**	**(368)**
Other financial income			
- Associated companies	416	374	42
- Others:			
- banks	1,066	2,002	(936)
- exchange gains and income on exchange rate hedges	34,806	14,147	20,659
- income from interest rate hedges	16,048	17,943	(1,895)
- miscellaneous income	1,343	1,071	272
Total other financial income (b)	**53,679**	**35,537**	**18,142**
Interest and other financial charges			
Subsidiary companies	75	72	3
Associated companies	13	-	13
Parent companies	-	147	(147)
Other:			
- interest on long-term loans	8,527	7,591	936
- bank interest expense	6,243	13,691	(7,448)
- securitisation costs	2,042	-	2,042
- bond interest expense	8,437	8,437	-
- exchange losses and charges on exchange rate hedges	26,592	13,200	13,392
- charges on interest rate hedges	18,275	18,259	16
- miscellaneous financial charges	20,136	14,023	6,113
Total interest and other financial charges (c)	**90,340**	**75,420**	**14,920**
Total financial income and (expenses) (a + b - c)	**(35,652)**	**(38,506)**	**2,854**

"Gains on disposals" mainly includes the capital gain of 921 thousand euros realised on the disposal of securities.

The miscellaneous financial charges mainly include factoring commission, financial discounts and bank charges.

Classification by type of net financial income (charges) is summarised below:

	2002	2001	Change
Income from investments	1,009	1,377	(368)
Net interest income (expenses)	(21,797)	(27,759)	5,962
Gain (loss) on exchange rates and exchange rate hedges	8,214	947	7,267
Gain (loss) on interest rate hedges	(2,227)	(316)	(1,911)
Miscellaneous financial income (charges)	(20,851)	(12,755)	(8,096)
Total financial income (charges)	**(35,652)**	**(38,506)**	**2,854**

D) ADJUSTMENTS IN VALUE OF FINANCIAL ASSETS

The item refers to investments carried at equity.

E) EXTRAORDINARY INCOME AND EXPENSES

20 – Extraordinary income
This item is analysed below:

	2002	2001	Change
Gains on disposals	241	547	(306)
Elimination of the Kenwood Group results for the period prior to acquisition	-	4,300	(4,300)
Other income	3,805	1,668	2,137
Total	**4,046**	**6,515**	**(2,469)**

The " Elimination of the Kenwood Group results for the period prior to acquisition " recorded in 2001 relates to the integral consolidation of Kenwood. According to generally accepted accounting policies, this determined the classification of the quota of the results pertaining to the preceding corporate structure, (a period from 1 January to 28 February 2001) during extraordinary administration, since the Group took control at the end of February 2001.

"Other income" mainly includes 2,375 thousand euros of prepaid taxes for previous years.

21 – Extraordinary expenses
This item is analysed below:

	2002	2001	Change
Reorganisation costs	2,443	4,765	(2,322)
Taxation deriving from prior years	539	1,836	(1,297)
Other extraordinary expenses	6,458	5,652	806
Total	**9,440**	**12,253**	**(2,813)**

"Reorganisation costs" mainly refer to:

- reorganisation costs incurred by Kenwood Limited of 1,548 thousand euros which principally refer to the distribution and commercial structure.
- closure of the productive sites of Candiolo (Turin) and Dolo (Venice), in completion of the merger of Ariagel S.p.A. and Simac-Vetrella S.p.A., and consequent to the transfer of productive activities and centralisation of the administrative structure with the Group parent company. This reorganisation operation gave rise to further extraordinary costs of 548 thousand euros in reference to Ariagel S.p.A. and 237 thousand in reference to Simac-Vetrella S.p.A..

"Other extraordinary expenses" principally include charges for previous years relating to certain foreign subsidiary companies.

22- Income taxes for the year
The item is analysed below:

	2002	2001	Change
Current income taxes	32,910	21,080	11,830
Deferred taxes (prepaid)	(4,938)	1,994	(6,932)
Total	**27,972**	**23,074**	**4,898**

Current income taxes amount to 23,289 thousand euros, IRAP (Regional tax on productive activities for 8,771 thousand euros and other taxes for 850 thousand euros (mainly substitute taxes).

The effective tax rate is equal to 41% and does not differ significantly from the theoretical tax rate (40.25%). The slight difference is mostly due to the positive benefits deriving from Dual Income Tax (Decree Law 466/1997), the different level of taxation in the countries in which the Group operates and IRAP which has a different basis of taxation.

Financial and business relations with parent, subsidiary, associated and related companies
Annex 3 gives information requested by CONSOB notification 97001574 of February 20, 1997, 98015375 of February 27, 1998 and 2064231 of September 30, 2002, which refer to transactions between Group companies and related parties. All the transactions put in place are part of normal Group administration, excepting that already specified in these notes, and are regulated according to market conditions.
No effects deriving from equities and income transactions between the Group parent company and the subsidiary companies are indicated since these have already been shown in the financial statements for the year of De'Longhi S.p.A. and have been eliminated in order to prepare the consolidated financial statements.

Fees paid to Directors and Statutory Auditors
Annex 4 gives the information required by CONSOB regulations (Resolution 11971 of May 14, 1999).

Stock option allotted to Directors
Annex 5 gives the information required by CONSOB regulations (Resolution 11971 of May 14, 1999), also taking account of that required by CONSOB notification 11508 of February 15, 2000.

Subsequent events
Please refer to the Directors' report on operations.

Treviso, Italy,
March 21, 2003

De'Longhi S.p.A.
Managing Director
Stefano Beraldo

ANNEXES

These annexes contain information additional to that reported in the explanatory notes, of which they form an integral part.

Such information is contained in the annexes listed below:

1. List of companies included in the consolidation area.
2. Statement of revalued assets.
3. Financial and business relations with parent, subsidiary, associated and related companies.
4. Fees paid to Directors and Statutory Auditors
5. Stock options allotted to Directors.

LIST OF COMPANIES INCLUDED IN THE CONSOLIDATION AREA AS OF DECEMBER 31, 2002

(Includes holdings of more than ten per cent, in accordance with CONSOB regulation 11971 of May 14, 1999)

Annex 1 to the explanatory notes (1)

LIST OF COMPANIES CONSOLIDATED WITH THE INTEGRAL METHOD

Name of company	Registered offices	Currency	Share capital	% held as of 12/31/2002 Directly	Indirectly
LA SUPERCALOR S.P.A.	Seregno (Milan)	EUR	520,000	100%	
E- SERVICES S.R.L.	Treviso	EUR	50,000	51%	
DE' LONGHI CAPITAL SERVICES S.P.A.	Treviso	EUR	100,000	100%	
DE' LONGHI LTD.	Wellingborough	GBP	4,000,000	100%	
DE' LONGHI AMERICA INC.	Saddle Brook	USD	9,100,000	100%	
DE' LONGHI FRANCE SARL	Asnieres Cedex	EUR	2,737,500	100%	
DE' LONGHI CANADA INC.	Mississauga	CAD	1	100%	
DE' LONGHI DEUTSCHLAND GMBH	Seligenstadt	EUR	2,100,000	100%	
DE' LONGHI NEDERLAND B.V.	Leiden	EUR	226,890	100%	
DL TRADING LIMITED (2)	Hong Kong	HKD	73,010,000		100%
TRICOM INDUSTRIAL CO. LTD	Hong Kong	HKD	4,500,000		100%
DE' LONGHI PINGUINO S.A.	Luxembourg	EUR	26,500,000	100%	
DE' LONGHI JAPAN CORP.	Tokyo	JPY	50,000,000		100%
ELBA S.P.A.	Treviso	EUR	15,000,000		100%
CLIMAVENETA S.P.A.	Treviso	EUR	1,600,000		100%
CLIMAVENETA DEUTSCHLAND GMBH	Nordstedt	EUR	306,775		70%
DL RADIATORS S.P.A.	Treviso	EUR	5,000,000		100%
DE' LONGHI CLIMA POLSKA SP.ZO.O	Warsaw	PLZ	4,000		100%
Subsidiary held via a trust company (3)	Nuremburg	EUR	26,000		100%
SILE CORPI SCALDANTI S.R.L.	Fossalta di Piave (Venice)	EUR	93,600		100%
DL RADIATORS FRANCE SARL	Paris	EUR	150,000		100%
KENWOOD APPLIANCES PLC	Havant	GBP	4,586,000		100%
KENWOOD MARKS LIMITED	Havant	GBP	2		100%
KENWOOD INTERNATIONAL LTD	Havant	GBP	20,000,000		100%
KENWOOD APPL. (SINGAPORE) PTE LTD	Singapore	SGD	500,000		100%
KENWOOD APPL. (MALAYSIA) SDN.BHD	Petaling Jaya	MYR	3		100%
KENWOOD MANUFACTURING GMBH	Wr Neudorf	EUR	36,337		100%
KENWOOD HOME APPL. PTY LTD	Industria West	RND	40,000		100%
ARIETE SPA	Prato	EUR	8,272,000		100%
KENWOOD LTD	Havant	GBP	5,050,000		100%
ARIETE HISPANIA S.L.	Madrid	EUR	3,066		100%
ARIETE HELLAS EPE	Athens	EUR	18,000		100%
ARIES LUSITANIA ELECTRODOMESTICOS LDA	Maia	EUR	5,000		100%

LIST OF INVESTMENTS CARRIED AT EQUITY

Name of company	Registered offices	Currency	Share capital	% held as of 12/31/2002 Directly	Indirectly
Subsidiary companies:					
Climre S.A.	Luxembourg	EUR	1,239,468	4%	96%
Associated companies:					
Omas S.r.l. (5)	S. Vittorio di Gualtieri (RE)	EUR	364,000	40%	
Effegici S.r.l. (5)	Gorgo al Monticano (TV)	EUR	244,400	25%	
Parex Industries Ltd. (4)	Auckland	NZD	7,600,000	49%	
Investment held via Comitalia Compagnia Fiduciaria S.p.A. (5)		EUR	520,000	40%	

OTHER INVESTMENTS IN SUBSIDIARY COMPANIES (IN LIQUDATION OR INACTIVE)

Name of company	Registered offices	Currency	Share capital
Subsidiary companies: (6)			
Kenwood Appliances (Australia) pty Limited	Sydney	AUD	15,000
Kenwood Appliances Ireland Limited	Dublin	IEP	100,000
Kenwood Appliances Limited	Auckland	NZD	1,002,650
Kenwood Polska Sp.Zo.o	Warsaw	PLN	172,400
Kenwood Appliances Inc.	Havant	USD	25,000
Kenwood Trustees Limited	Havant	GBP	2

(1) Unless otherwise stated, data relates to the financial statements as of December 31, 2002.

(2) As from January 8, 2003, the company's name was changed from Kenwood Appliances (Hong Kong) Ltd. to DL Trading Ltd.

(3) Relates to a company held via a trustee company, which carries out heating sector product distribution in the German market. In this regard, as permitted by applicable legislation (art.39 of Decree 127/91), the name of the subsidiary company has been omitted, thus causing no damage to the company itself or to De'Longhi S.p.A.

(4) Data relating to the latest approved financial statements (March 31, 2002).

(5) Data relating to the financial statements as of December 31, 2001.

(6) Concerns companies that are in liquidation or are inactive, for which the relevant statements of assets and liabilities are not available.

STATEMENT OF REVALUED ASSETS

(Annex 2 to the explanatory notes - in thousands of euros).

	Revalued assets					
	Allocation of 1995 merger deficit	Law 72/83	Law 413/91	Law 342/00	Other revaluations	Total revaluations
Land and buildings	43,899	55	5,777		18,265	**67,996**
Plant and machinery	38,139	87			14,725	**52,951**
Industrial and commercial equipment		6		780	3,717	**4,503**
Other assets		2			210	**212**
Concessions, licenses, trademarks and similar rights	119,353					**119,353**
Total	**201,391**	**150**	**5,777**	**780**	**36,917**	**245,015**

Financial and business relations with parent, subsidiary, associated and related companies

Annex 3 to the explanatory notes - in millions of euros)

	Revenues from sales	Other income	Raw materials and other costs	Financial income and (expense)	Financial receivables	Trade receivables	Financial payables	Trade payables
Subsidiary companies:								
Clim.Re SA	-	-	-	(0.1)	-	-	(1.5)	-
Total subsidiary companies	-	-	-	(0.1)	-	-	(1.5)	-
Associated companies: (1)								
Omas S.r.l.	6.4	-	(3.7)	-	-	4.1	-	(0.3)
Parex Industries Ltd.	15.7	0.9	(0.6)	0.4	5.0	11.3	-	(0.2)
EffeGiCi S.r.l.	-	-	-	-	-	-	-	(0.1)
Investment held via the trust company, Comitalia Compagnia Fiduciaria S.p.A. (2)	0.7		(5.9)	-	-	0.1	-	(1.6)
Total associated companies	22.8	0.9	(10.2)	0.4	5.0	15.5	-	(2.2)
Total subsidiary and associated companies	22.8	0.9	(10.2)	0.3	5.0	15.5	(1.5)	(2.2)
Parent companies:								
De'Longhi Soparfi SA	-	-	(0.1)	-	-	-	(0.2)	-
Total parent companies	-	-	(0.1)	-	-	-	(0.2)	-
Related parties:								
Società Nauta S.r.l.	-	-	(0.2)	-	-	-	-	-
Genesi S.r.l. (1)	3.6	-	(2.5)	-	-	-	-	-
Max Information S.r.l. (3)	-	-	(1.2)	-	-	-	-	-
Immobiliare Findomestic S.r.l.	-	-	-	-	-	-	-	(0.8)
De'Longhi Radiators S.r.l.	-	-	-	-	-	-	-	-
Italia Distribuidora De Electrodom. Ltda.	-	-	-	-	-	0.3	-	-
Investment held via the trust company, Delta Erre S.p.A. (4) (5)	-	4.0	(13.2)	-	-	4.0	-	(2.8)
Liguria Assicurazioni S.p.a.	-	-	(0.1)	-	-	-	-	-
Total related parties	3.6	4.0	(17.2)	-	-	4.3	-	(3.6)

(1) Mainly relates to trading transactions.

(2) See note on "Financial assets - equity investments".

(3) Concerns the supply of advertising services. The De'Longhi S.p.A., Director, Giorgio Sandri, is the Managing Director of Max Information S.r.l.

(4) Relates to a company mainly producing finished products. In this regard, as permitted by applicable legislation (art. 39 of Decree 127/91), the name of the subsidiary company has been omitted, thus causing no damage to the company itself or to De'Longhi S.p.A.

Other than the above, there are no transactions with related parties, with the exception of fees paid to Studio Biscozzi e Nobili for consultancy services during 2002. For additional information, reference may be made to the comment in annex 4 of the explanatory notes, "Fees paid to Directors and Statutory Auditors".

Fees paid to Directors and Statutory Auditors
(art. 78 of Consob regulation 11971 of May 14, 1999)

(Annex 4 to the explanatory notes – in thousands of euros)

Interested party	**Description of office**			**Remuneration**			
Name and surname	Position held	Term of office	Term expiring with	Fees	Non-monetary benefits	Bonuses and other incentives	Other remunera-tion
Giuseppe De'Longhi	President	01.01/12.31.02	2003 Financial statements.	486			11 *(1)*
Fabio De'Longhi	Vice-President	01.01/12.31.02	2003 Financial statements.	436 *(2)*			16 *(3)*
Stefano Beraldo	Managing Director	01.01/12.31.02	2003 Financial statements.	562 *(4)*			11 *(3)*
Silvio Sartori	Director	08.15/12.31.02	2003 Financial statements.	12			15 *(1)*
Giorgio Sandri	Director	01.01/12.31.02	2003 Financial statements.	21			
Carlo Garavaglia	Director	01.01/12.31.02	2003 Financial statements.	21			5 *(5)*
Giorgio Brunetti	Director	01.01/12.31.02	2003 Financial statements.	21			6 *(5)*
Gianluca Ponzellini	President of the Board of Statutory Auditors	01.01/12.31.02	2003 Financial statements.	62			
Giancarlo Malerba	Statutory auditor	01.01/12.31.02	2003 Financial statements.	41			
Massimo Lanfranchi	Statutory auditor	01.01/12.31.02	2003 Financial statements.	41			

(1) Remuneration relating to corporate positions covered in other subsidiary companies.
(2) Amount also includes remuneration received as Sales and Marketing Director of De'Longhi S.p.A.
(3) Remuneration relating to corporate positions covered in other subsidiary companies, reversible to De'Longhi S.p.A.
(4) Amount also includes remuneration received as General Manager.
(5) Remuneration relating to membership of the Remuneration Committee and the Internal Control and Corporate Governance Committee.

Carlo Garavaglia and Giancarlo Malerba are partners in the legal and tax consultancy firm, Biscozzi Nobili. Fees paid to this firm during 2002 by Group companies amounted to 435 thousand euros.

Stock options allotted to Directors
(art. 78 of Consob regulation 11971 of May 14, 1999)

(Annex 5 to the explanatory notes)

Individual	**Option rights allotted during the year**			**Exercise of options carried out during the year**	
Name and surname	Number of shares purchasable	Strike price	Exercise period	Number of shares purchased	Exercise price
Stefano Beraldo	1,189,004	3.4	2004 - 2006	-	-
Fabio De'Longhi	608,790	3.4	2004 - 2006	-	-

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
De' Longhi SpA

1 We have audited the consolidated financial statements of De' Longhi SpA and subsidiaries (De' Longhi Group) as of 31 December 2002. These consolidated financial statements are the responsibility of De' Longhi SpA's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by law, reference is made to our report dated March 29, 2002.

3 In our opinion, the consolidated financial statements of De'Longhi Group as of 31 December 2002 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Group.

Treviso, 25 March 2003

PricewaterhouseCoopers SpA

Roberto Adami
(Partner)

"This report has been translated from the original which was issued in accordance with Italian legislation. The financial statements referred to in the above report have not been translated"

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561